82- SUBMISSIONS FACING SHEET

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02026478

REGISTRANT'S NAME Bank of Nova Scotia

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FISCAL YEAR 10-31-01

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OICF/BY: dlw

DATE : 2/26/02

Annual Report

Financial Review



Scotiabank

Scotiabank is one of North America's leading financial institutions, and Canada's most international bank. We provide financial products and services to individuals, small and medium-sized businesses, corporations and governments across Canada and around the world.

1 2001 Performance Review
2 Letter to Shareholders
5 Management's Discussion and Analysis
42 Glossary
43 Consolidated Financial Statements
82 Corporate Governance
84 Board of Directors
86 Executive Officers
87 Shareholder Information

Forward-looking statements

This report includes forward-looking statements about objectives, strategies and expected financial results. These statements are inherently subject to risks and uncertainties beyond the Bank's control including, but not limited to, economic and financial conditions globally, regulatory developments in Canada and elsewhere, technological developments and competition. These and other factors may cause the Bank's actual performance to differ materially from that contemplated by forward-looking statements, and the reader is therefore cautioned not to place undue reliance on these statements.

2001 Performance Review

Return on equity

Target: Earn a return on equity of 16% to 18%.
Performance: 17.3%

Return on equity is one of the most important measures of financial performance, since it indicates how well the Bank is using common shareholders' invested money. It is calculated by dividing net income available to common shareholders by average common shareholders' equity.


%
20
15
10
97 98 99 00 01
* excluding unusual items

Earnings per share

Target: Generate growth in earnings per common share of 12% to 15% per year.
Performance: Earnings per share were $4.12, up 12.3% from last year.

Earnings per share is also a critical indicator of financial performance. It is calculated by dividing net income available to common shareholders by the average number of common shares outstanding.


$
4
3
2
1
97 98 99 00 01
excluding unusual items

Productivity

Target: Maintain a productivity ratio of less than 60%.
Performance: 53.9%

The productivity ratio measures the overall efficiency of the Bank. It expresses non-interest expenses as a percentage of the sum of net interest income (on a taxable equivalent basis) and other income. A lower ratio indicates better productivity. By this measure, Scotiabank has historically been among the best of the Canadian banks.


%
70
66
62
58
54
5 other major Canadian banks
Scotiabank
97 98 99 00 01
* includes unusual expenses

Tier 1 capital

Target: Maintain a Tier 1 capital ratio of more than 8.0%.
Performance: 9.3%

The Tier 1 capital ratio is a measure of the Bank's overall strength. It is calculated by dividing Tier 1 capital (primarily common shareholders' equity and non-cumulative preferred shares) by risk-weighted assets. Scotiabank's year-end Tier 1 ratio is the strongest of the major Canadian banks.


%
9.0
8.5
8.0
7.5
7.0
97 98 99 00 01

Letter to Shareholders



Peter C. Godsoe
Chairman of the Board
& Chief Executive Officer

"The main reason for our continued success – and our confidence in the future – is our great team of people. We believe our ability to satisfy our customers depends directly on how well we satisfy the needs of our employees."

We are pleased to report that your Bank has again achieved virtually all of its goals and produced record results for our shareholders, our customers and our employees.

Net income reached $2,169 million, resulting in a return on equity of 17.3% and earnings per common share of $4.12. Shareholders saw a return on common shareholders' equity – including dividends and appreciation in market value – of 3.7% in 2001 and a compound annualized return of 20.4% over the past 10 years. 2001 marked the 12th straight year of record operating results, despite considerable challenges – among them, weakening global economic conditions and the tragic events of Sept. 11.

These results are the direct outcome of our overall strategy, which remains grounded in our core strengths and focused on sound fundamentals – solid execution of our plans, careful management of risk and expenses, and a tireless commitment to customer satisfaction by a team of 51,000 skilled and dedicated employees.

Domestic growth

The cornerstone of our overall success remains our Canadian retail and commercial branch network. Domestic Banking, which includes our wealth management operations, achieved a net income of $960 million, or 45% of total earnings in 2001.

In Market Facts' annual Customer Service Index survey, our customers ranked our overall service excellence as the best in the industry, up from strong ratings recorded in previous years. The annual national survey measures customer service through branches, ABMs, telephone and PC banking channels.

While the domestic market is mature, we believe plenty of potential still exists to grow as a full-service provider of financial services and advice to Canadian families and small and medium-sized businesses. Over the past two years, we have streamlined structures and processes, introduced new technology, management and support structures, consolidated branches, reorganized our workforce and refocused employees' efforts on building deeper and stronger customer relationships. With these initiatives largely complete, we believe we have established a solid base to increase future profitability.

Fulfilling customers' needs

To fill existing gaps in meeting our customers' investment needs and to direct them toward the Bank's broad array of wealth management services, we have created a new sales force of financial planners, which should number more than 400 by the end of 2002. We also launched five Scotia Private Client Group Centres this fall, bringing together teams of professionals from Scotiatrust, Scotia Cassels, and Private Banking to improve our service to affluent Canadians. Seven more centres will open early in 2002.

Keeping pace with technology

Keeping pace with new technology to meet our customers' needs remains a priority. Alternate delivery channels, particularly online banking, continue to grow, both in the variety of services offered and the number of users. We will continue to Web-enable our operations and promote the use of alternate delivery channels in all of our businesses, to increase customer retention, and further improve productivity.

For consumers, we are using a broad range of integrated technologies to transform the Scotiabank Group's retail delivery channels, products and services. During the year, we met a key objective: to integrate our delivery networks for both banking and brokerage services, including branches, ABMs, telephone and Internet. In addition, we led the Canadian banking industry on several initiatives, such as a global ABM alliance and

"Continued careful expense management is the key to our longstanding reputation as Canada's most productive bank – a reputation we maintained this year, with an excellent productivity ratio of 53.9%."



Bruce R. Birmingham
President

providing banking and discount brokerage services via Web TV. For businesses, we are capitalizing on partnerships forged with software and telecom companies to develop integrated e-commerce solutions and banking products.

Wholesale markets

Scotia Capital, our corporate and investment banking group, produced net income of $686 million, 32% of the Bank's total. Our goal here is not to be the biggest, but the best at what we do. In this regard, we have marked some significant successes: *Euromoney* rated us the number one Canadian bank, and the only one in the top 25 globally, for overall debt arranging; we were ranked as the top investment dealer in market share in the Canadian fixed income market by a leading consulting and research firm; and Brendan Wood International ranked us number one in overall franchise reputation. Ten of the all-star, top-ranked research analysts identified by Brendan Wood International work for Scotia Capital. We also led or participated in several innovative and significant transactions, both in Canada and globally – for example, a US$1 billion syndicated cross-currency swap to hedge a high-yield issue for Quebecor Media.

Improving and maximizing returns continues to be a prime focus for Scotia Capital. We will achieve this objective by expanding cross-sales of capital-efficient products, selectively growing our product capabilities in key markets and continuing to grow our trading capabilities. We will also focus on improving returns through superior risk management, by refining our credit and risk assessment techniques, and managing our loan portfolio aggressively. Reorganizing our U.S. and European operations along more industry-focused lines, as we have done successfully in Canada, will allow Scotia Capital to deepen relationships and better meet client needs.

International opportunity

Our international strategy is to continue to invest and grow in three key regions with solid, long-term potential – the Caribbean, Asia and Latin America. In each market where we operate, we strive to create growth and profitability through risk diversification, careful cost control and the development of innovative products and services. Additionally, by leveraging our strengths and operating platforms across multiple markets, we are achieving economies of scale. As a result of this strategy, our International Banking net income grew to $489 million in 2001, representing 23% of our total earnings.

In the Caribbean and Central America, we are continuing to build on our dominant position. Key initiatives include new sales delivery and operating platforms, including management information capabilities, innovative products and broadened alternate delivery channels. All these initiatives are designed to improve customer relationships and satisfaction, and are supported by enhanced employee training programs.

In Asia, we are well positioned to grow our wholesale banking operations as regional economic conditions improve. Additionally, we are focusing on expanding our trade finance business in the region.

Latin America remains a key growth market for us, particularly Mexico, where Scotiabank Inverlat has been producing solid results. Our focus is to grow market share and realize profits on the investments we have made. We have improved our performance by significantly restructuring operations, maintaining our focus on customer service, and leading the market with innovative new products and services.

We are closely monitoring events in Argentina, given the continuing economic and political uncertainty and potential impact on our earnings.

Risk and expense management

We are continuing to rigorously manage credit risk in all of our businesses. Reflecting the weakened economy, we experienced some deterioration in the quality of our U.S. corporate loan portfolio, but moved early in the year to take strong corrective action. Through proactive management of our risks, we reduced our net impaired loans significantly during the year. We also strengthened the general provision for credit losses.

Continued careful expense management is the key to our longstanding reputation as Canada's most productive bank – a reputation we maintained this year, with an excellent productivity ratio of 53.9%. We believe we can continue to maintain or improve on these results by finding new ways to consolidate and streamline processes and structures, eliminate duplication and share best practices throughout our multinational network.

A great team of people

The main reason for our continued success – and our confidence in the future – is our great team of people. We believe our ability to satisfy our customers depends directly on how well we satisfy the needs of our employees. We strive to provide our staff with attractive compensation and benefit packages, training and development programs that will help them meet their customers' needs and fulfill their own ambitions, and support through the many changes we are facing.

We would like to give special recognition here to the more than 400 Scotiabank Group employees who were directly affected by the events of Sept. 11 in New York City. Our offices at One Liberty Plaza faced the World Trade Center complex and, although all of our people thankfully were safe and escaped injury, many were eyewitnesses to the tragedy that unfolded. It is a tribute to their dedication and resourcefulness that we were able to resume business almost immediately from our backup locations, although under very trying circumstances. We are extremely proud of them.

Reform legislation

Financial sector reform legislation which passed in June 2001, contained several positives for the Bank: increased organizational flexibility through a holding company structure, greater scope for joint ventures and strategic alliances with expanded ownership rules, and a broader range of permitted investments, particularly in the area of e-commerce. The legislation also opened the door to bank mergers in Canada, explicitly acknowledging mergers as a valid business strategy.

We are continuing to carefully assess a broad range of growth options. The potential to create solid long-term value for our shareholders, customers and employees will continue to drive all of our business strategies.

Outlook

In summary, although it has been a challenging year, our results speak for themselves. As we look toward the future, we expect slower growth conditions to extend through the first two quarters of 2002, with signs of recovery starting to emerge in the spring or summer. Despite these near-term economic challenges, our long-term prospects are solid.

We are confident that, with our ongoing focus on the fundamentals – on growth, risk and cost management, and on people – the Scotiabank Group is well positioned to meet the challenges of the future, and will continue its record of growth and success for all its stakeholders.

Peter C. Godsoe
Chairman of the Board &
Chief Executive Officer

Bruce R. Birmingham
President

Management's Discussion and Analysis of Financial Condition and Results of Operations

6 Financial Highlights
8 Group Financial Performance
- Total Revenue
- Net Interest Income
- Assets and Liabilities
- Other Income
- Non-interest Expenses and Productivity
- Taxes
- Credit Quality
- Capital Management

18 Business Lines
- 19 Domestic Banking – Retail and Commercial
- 22 Domestic Banking – Wealth Management
- 24 International Banking
- 26 Scotia Capital

28 Risk Management
- Overview
- Credit Risk
- Market Risk
- Liquidity Risk
- Operational Risk

35 Supplementary Data
41 Selected Quarterly Information
42 Glossary
43 Consolidated Financial Statements

Financial Highlights

(for the years ended October 31)	**2001**	2000	1999(1)	1998	1997
Operating results ($ millions)					
Total revenue (TEB)(2)	**10,501**	9,058	8,018	7,364	6,503
Provision for credit losses	**1,425**	765	635	595	35
Non-interest expenses	**5,662**	5,119	4,756	4,446	4,059
Income taxes (TEB)	**1,106**	1,184	1,030	891	861
Net income	**2,169**	1,926	1,551	1,394	1,514
Preferred dividends	**108**	108	108	97	99
Net income available to common shareholders	**2,061**	1,818	1,443	1,297	1,415
Operating measures (%)					
Return on equity	**17.3**	17.6	15.3	15.3	20.2
Productivity ratio	**53.9**	56.5	59.3	60.4	62.4
Net interest margin (TEB)	**2.37**	2.26	2.11	2.11	2.13
Balance sheet and off-balance sheet information ($ millions)					
Cash and securities	**73,444**	60,130	51,084	52,400	46,173
Loans and acceptances	**184,733**	175,710	155,022	159,370	133,314
Total assets	**284,425**	253,171	222,691	233,588	195,153
Deposits	**186,195**	173,900	156,618	166,360	138,975
Subordinated debentures	**5,344**	5,370	5,374	5,482	5,167
Preferred shares	**1,775**	1,775	1,775	1,775	1,468
Common shareholders' equity	**12,833**	11,200	9,631	9,039	7,930
Assets under administration ($ billions)	**141.8**	154.9	141.4	117.4	112.4
Assets under management ($ billions)	**19.1**	18.8	16.2	13.5	14.1
Balance sheet measures (%)					
Tier 1 capital ratio	**9.3**	8.6	8.1	7.2	6.9
Total capital ratio	**13.0**	12.2	11.9	10.6	10.4
Common equity to risk-adjusted assets	**8.1**	7.3	6.9	6.0	5.8
Net impaired loans as a % of loans and acceptances	**0.14**	(0.03)	(0.10)	0.26	0.44
Specific provision for credit losses as a % of average loans and acceptances	**0.68**	0.46	0.31	0.34	0.30
Common share information					
Per share ($)					
Basic earnings	**4.12**	3.67	2.93	2.64	2.95
Diluted earnings(3)	**4.05**	3.63	2.90	2.61	2.93
Dividends	**1.24**	1.00	0.87	0.80	0.74
Book value	**25.47**	22.49	19.49	18.37	16.19
Share price ($)					
High	**50.50**	45.65	36.90	44.70	34.10
Low	**37.30**	26.05	28.60	22.80	20.55
Close	**43.85**	43.50	33.60	32.20	31.08
Shares outstanding (thousands)					
Average – Basic	**500,619**	495,472	493,136	490,914	478,972
Average – Diluted(3)	**508,995**	501,253	498,090	496,697	482,981
End of period	**503,795**	497,965	494,252	492,089	489,812
Market capitalization ($ millions)	**22,091**	21,661	16,607	15,845	15,220
Valuation measures					
Dividend yield (%)	**2.8**	2.8	2.7	2.4	2.7
Dividend payout ratio (%)	**30.1**	27.3	29.7	30.3	25.1
Market value to book value multiple	**1.7**	1.9	1.7	1.8	1.9
Price to earnings multiple	**10.6**	11.9	11.5	12.2	10.5

(1) *These financial results were prepared in accordance with Canadian generally accepted accounting principles (GAAP), including the accounting requirements of the Superintendent of Financial Institutions Canada, other than recording the increase in the general provision for credit losses as a direct charge to retained earnings in the fourth quarter of 1999, which was in accordance with the accounting requirements specified by the Superintendent of Financial Institutions Canada under the Bank Act. Had the one-time increase in the general provision been recorded as a charge to the Consolidated Statement of Income, these financial results would have been as follows: provision for credit losses $1,185, net income $1,237, return on equity 12.0%, basic earnings per share $2.29, diluted earnings per share $2.26, dividend payout 38.0% and price to earnings multiple 14.3.*

(2) *Tax-equivalent basis*

(3) *Reflects the dilutive effect of stock options under the treasury stock method.*

Scotiabank's track record of consistent earnings and dividend growth continued in 2001.

Another year of record earnings

Scotiabank's earnings reached record levels again in 2001, as net income rose 13% to $2,169 million. Strong growth in revenues was partly offset by an increase in loan loss provisions. Non-interest expenses remained well controlled, with an industry-leading productivity ratio. Earnings per share (EPS) were $4.12, up 12% year over year, meeting our target of 12% to 15% annual growth.

Earnings growth was the main contributor to our expanded capital base. After payment of dividends, we generated $1.5 billion of capital internally in 2001.

We were able to put this capital to good use, generating a return on equity of 17.3% this year, near the top end of our target ROE range of 16% to 18%.

Net income[1]
$ millions



2,000
1,750
1,500
1,250
excluding
unusual items
97
98
99
00
01

(1)Refer to footnote (1) on page 6.

Dividends continue to increase

Our shareholders benefited from a 10th consecutive year of higher dividends, which rose 24% to $1.24 in 2001. In fact, the dividend was increased twice during the year. This continues nearly four decades of annual dividend increases, reflecting the underlying growth and strength of our earnings.

Dividends per share



1.25
1.00
0.75
97
98
99
00
01

Excellent long-term returns to shareholders

Return to common shareholders – which includes both dividends and appreciation in the market value of the Bank's common shares – was 3.7% in 2001.

Ownership of Scotiabank continued to provide excellent long-term returns. The compound annualized return on the Bank's shares has been 18.9% over the past five years and 20.4% over the past 10 years. This exceptional performance was well above that of the Toronto Stock Exchange (TSE) Banks and Trust Index and the TSE 300 index.

For the financial years	**2001**	2000	1999	1998	1997
Annual return (%)	**3.7**	33.3	7.1	6.1	51.1
Five-year return (annualized) (%)	**18.9**	28.4	23.6	21.7	26.0

Strong long-term return to common shareholders

Share price appreciation plus dividends reinvested, 1991 =100



Scotiabank
TSE Banks
and Trusts
TSE 300
500
250
100
91
93
95
97
99
01

Group Financial Performance

Total Revenue

Our total revenue – net interest income and other income – grew by 16% in 2001, and exceeded the strong annual growth rate of 12% achieved over the past decade.

Net Interest Income

Contributing to the revenue growth was a $1.0 billion increase in net interest income.

Net interest income on a taxable equivalent basis was $6.4 billion in 2001, an increase of 19% from last year. This resulted from a 14% increase in average assets and a wider margin.

The Bank's net interest margin (net interest income as a percentage of average assets) was 2.37% in 2001. This was an increase of 11 basis points from last year, as both the Canadian and foreign currency margins widened.

Canadian currency interest income rose by 9% year over year because of both volume growth and a ten-basis-point increase in the margin. The latter arose as the spread between residential mortgages and fixed rate deposits widened during the year, and also because of better trading results.

Foreign currency interest income grew by 33%, more than half of which was from the addition of Scotiabank Inverlat. All other major business areas also contributed to this growth, arising from higher business volumes and lower funding costs as interest rates fell during the year.

Net interest income continues to grow
taxable equivalent basis
$ billions



6.5
6.0
5.5
5.0
4.5
4.0
3.5
97 98 99 00 01

Net interest income by currency
$ billions



6
5
4
3
2
1
99 00 01
Foreign Currency
Canadian Currency

Outlook

A further increase is expected in net interest income in 2002 from diversified asset growth, with the margin remaining relatively stable.

Assets and Liabilities

The Bank's asset base approached $300 billion in 2001.

Assets

The Bank's total average loans and acceptances (excluding reverse repos) were $154.3 billion, an increase of 5% from last year. Asset growth from consolidating Scotiabank Inverlat during 2001 was partly offset by the impact of the sale of 43 branches in Quebec.

Adjusted for securitizations and the sale of the Quebec branches, underlying growth in retail lending in Canada was 4%. For the second consecutive year, ScotiaLine VISA volumes grew substantially. As a result, the Bank's market share in credit cards reached a record level in 2001, having grown over 100 basis points this year and 350 basis points since the launch of this product. Residential mortgage growth was also fairly strong in the second half of the year.

Loan portfolio is broadly diversified
$ billions, average loans and acceptances



150
100
50
99 00 01
International
U.S. corporate
Canadian commercial/ corporate
Canadian retail

Our international loan volumes rose significantly year over year, including $5 billion from the consolidation of Scotiabank Inverlat. The underlying growth in loans was also strong at $4 billion or 20%.

Corporate lending volumes remained relatively flat in 2001. While U.S. corporate loans fell as a result of significant asset sales and a focus on more selective lending, there was good growth in Europe.

Average other earning assets (excluding lending business) rose by $21 billion or 29%, of which $9 billion related to Scotiabank Inverlat. These assets include securities, funds on deposit with other banks (used primarily to maintain liquidity) and reverse repos. This year's growth mainly arose from an increase of $9 billion in reverse repos.

Table 1 Average balance sheet and interest margin

Taxable equivalent basis *For the fiscal years ($ billions)*	**2001** Average balance	**2001** Average rate	2000 Average balance	2000 Average rate
Assets				
Interest-bearing deposits with banks	**$ 16.9**	**5.16%**	$ 16.6	5.52%
Securities	**49.7**	**6.63**	37.9	6.54
Loans:				
Residential mortgages	**50.7**	**6.97**	49.0	6.76
Personal and credit cards	**18.4**	**10.05**	16.8	10.04
Business and governments	**74.9**	**8.20**	70.4	8.58
Assets purchased under resale agreements	**27.6**	**5.51**	18.7	5.81
	171.6	**7.60**	154.9	7.83
Total earning assets	**238.2**	**7.23**	209.4	7.41
Customers' liability under acceptances	**10.3**	**–**	10.3	–
Other assets	**23.3**	**–**	19.0	–
Total assets	**$ 271.8**	**6.33%**	$ 238.7	6.51%
Liabilities				
Deposits:				
Personal	**$ 72.7**	**4.54%**	$ 67.5	4.48%
Business and governments	**79.7**	**4.55**	72.2	5.12
Banks	**27.4**	**4.77**	25.9	5.71
	179.8	**4.58**	165.6	4.95
Obligations related to assets sold under repurchase agreements	**29.7**	**5.62**	19.4	5.76
Subordinated debentures	**5.3**	**5.68**	5.3	6.06
Other interest-bearing liabilities	**11.8**	**4.91**	9.6	5.19
Total interest-bearing liabilities	**226.6**	**4.76**	199.9	5.07
Other liabilities including acceptances	**31.5**	**–**	26.7	–
Shareholders' equity	**13.7**	**–**	12.1	–
Total liabilities and equity	**$ 271.8**	**3.96%**	$ 238.7	4.25%
Net interest margin		**2.37%**		2.26%

Table 2 Volume/rate analysis of changes in net interest income

Taxable equivalent basis *For the fiscal years ($ millions)*	**2001 versus 2000** **Increase (decrease) due to change in:**			2000 versus 1999 Increase (decrease) due to change in:		
	Average volume	**Average rate**	**Net change**	Average volume	Average rate	Net change
Net interest income						
Assets	**$2,101**	**$ (413)**	**$ 1,688**	$ 573	$ 1,318	$ 1,891
Liabilities	**(1,316)**	**665**	**(651)**	(370)	(963)	(1,333)
Total	**$ 785**	**$ 252**	**$ 1,037**	$ 203	$ 355	$ 558

Liabilities

Strong deposit base
average, $ billions


150
100
50
99
00
01
Banks
Business & government
Personal

Average deposits totalled $180 billion in 2001, an increase of $14.2 billion or 9% from last year, of which $6 billion related to Scotiabank Inverlat.

Canadian currency personal deposits rose 3% from last year (excluding the loss of deposits from the sale of branches in Quebec), accompanied by solid growth of 14% in mutual fund balances. As a result, market share rose by 45 basis points on a combined basis. As well, we achieved gains in term deposit share for the third consecutive year. With this year's volatility in equity markets, the Bank's range of stock-indexed GICs was again popular with customers, recording sales of approximately $2 billion during the year. On the business customer side, current account deposits continued their double-digit growth for the seventh consecutive year, increasing by 15%.

Outlook

Notwithstanding the slowdown in the global economy, moderate asset and deposit growth is planned in 2002.

Other Income

Other income has grown by a substantial 17% annually over the past decade.

Double-digit growth in other income
excluding sales of businesses, $ billions


4.0
3.5
3.0
2.5
97
98
99
00
01

Other income was $4.1 billion in 2001, an increase of $406 million or 11% from last year, with gains in most categories.

Fees in deposit and payment services rose by 24%, approximately half of which was from Scotiabank Inverlat. In Canada, the Caribbean and Latin America, revenues grew from higher transaction volumes and new products, particularly from electronic delivery channels, as well as from growth in credit card-related revenues.

Many sources of other income


Investment banking
Deposit & payment services 19%
Investment, brokerage & trust services 16%
Credit fees 16%
Other 13%
Gains on sale of investment securities 5%
Securitization 5%

Revenues from investment, brokerage and trust declined 13% year over year, following the sale of the stock transfer and corporate trust businesses. Excluding the revenues generated from these businesses, fees fell by only 3%. This was entirely due to a decline of 19% in retail full-service and discount brokerage commissions, reflecting lower customer trading activity.

Mutual fund fees grew by 23% year over year, mostly from Scotiabank Inverlat. Underlying mutual fund fees grew more modestly, as the impact of higher volumes was tempered by a customer preference for money market funds that earn lower fees.

Credit fees of $640 million represented a moderate increase from last year, notwithstanding lower levels of new business from more selective lending.

The biggest contribution to the overall growth in other income was investment banking revenues, which rose a substantial $289 million or 38% from last year. Record results were achieved in many areas, including derivatives, fixed income, underwriting and foreign exchange.

Gains on the sale of investment securities declined in 2001 from the near-record levels achieved last year.

The remaining categories of other income increased by $265 million year over year, with several one-time items both this year and last year. 2001 revenues included $82 million of interest on a tax refund following settlement of a long outstanding claim, a $65-million gain from the sale of the Bank's corporate trust business, a $27-million gain on the sale of Quebec branches, higher insurance revenues and the consolidation of Scotiabank Inverlat.

Outlook

Other income included some one-time revenues, which are not expected to recur in 2002. However, we anticipate continued growth in most of the other categories.

Table 3 Other income

For the fiscal years ($ millions)	**2001**	2000	1999	1998	1997	**2001 versus 2000**
Deposit and payment services						
Deposit services	**$ 456**	$ 433	$ 402	$ 372	$ 317	**5%**
Card revenues	**211**	116	133	184	153	**82**
Other payment services	**105**	75	67	63	61	**38**
	772	624	602	619	531	**24**
Investment, brokerage and trust services						
Retail brokerage	**317**	389	273	286	289	**(19)**
Mutual funds	**161**	131	115	117	82	**23**
Investment management and custody	**33**	85	97	86	72	**(61)**
Personal and corporate trust	**127**	128	119	107	96	**–**
	638	733	604	596	539	**(13)**
Credit fees						
Commitment and other credit fees	**504**	512	438	397	329	**(2)**
Acceptance fees	**136**	120	105	75	66	**13**
	640	632	543	472	395	**1**
Investment banking						
Underwriting fees and other commissions	**352**	278	268	287	308	**27**
Trading revenue	**447**	326	291	100	141	**37**
Foreign exchange and other	**246**	152	147	125	109	**61**
	1,045	756	706	512	558	**38**
Net gain on investment securities	**217**	358(1)	343	322	366	**(39)**
Securitization revenues	**220**	206	155	38	–	**7**
Other	**447**	274	230	274	150	**63**
Total of above	**3,979**	3,583	3,183	2,833	2,539	**11**
Gains on sale of businesses	**92**	82(1)	–	25	144	**12**
Total other income	**$ 4,071**	$ 3,665	$ 3,183	$ 2,858	$ 2,683	**11%**
Percentage increase over previous year	**11%**	15%	11%	7%	34%	

(1) The pre-tax gain of $21 million on sale of the Bank's investment in Solidbank is included in gains on sale of business, whereas in the Consolidated Statement of Income, it is reported in the net gain on investment securities.

Table 4 Trading revenue

Taxable equivalent basis *For the fiscal years ($ millions)*	**2001**	2000	1999	1998	1997
Reported in other income					
Securities trading	**$ 92**	$ 108	$ 67	$ (48)	$ 52
Foreign exchange and precious metals trading	**216**	148	150	77	45
Derivative and other trading	**139**	70	74	71	44
	447	326	291	100	141
Reported in net interest income	**190**	126	85	58	48
Total trading revenue	**$ 637**	$ 452	$ 376	$ 158	$ 189
% of total revenues (net interest income plus other income)	**6.1%**	5.0%	4.7%	2.1%	2.9%

Non-interest Expenses and Productivity

Expense control is a constant priority for the Bank.

The best benchmark to measure a bank's efficiency is the productivity ratio, which measures the expenses incurred to earn a dollar of revenue – the lower the ratio, the better the efficiency. With a productivity ratio of 53.9% in 2001, we once again led the industry.

Year-over-year operating expenses grew $543 million or 11%. Of this, $541 million related to the consolidation of Scotiabank Inverlat. This was partially offset by the sale of certain non-core branches and other operations. Adjusting for these and other one-time items, expenses grew less than 3% in 2001.

Remuneration and benefits were up 9% to $3.2 billion this year, mainly from the consolidation of Scotiabank Inverlat and higher performance-based compensation. The biggest contributor to the latter was higher variable compensation in Scotia Capital, reflecting strong investment banking results. This was offset somewhat by lower full-service brokerage commissions, and a decline in stock-based compensation as a result of the lower stock price appreciation in 2001. The Bank continued to control remuneration growth through a variety of automation and outsourcing programs designed to manage staffing growth, despite increasing business volumes. Excluding the impact of Scotiabank Inverlat, staffing declined in 2001.

Premises and technology costs, excluding Scotiabank Inverlat, increased $53 million or 5% from last year, with most of the growth occurring in technology-related spending. Effective May 1, 2001, the Bank outsourced its domestic computer operations to IBM. As a result, higher expenses were reported in technology, which were offset by lower expenses in other categories, such as remuneration. There was also ongoing spending on upgrades to both our domestic and international networks.

Moderate expense growth
$ millions, October 31



6,000
5,000
4,000
3,000
2,000
1,000
99
00
01
Other
Communications & marketing
Premises & technology
Salaries & benefits

Productivity continues to improve
non-interest expense as % of revenue (source: published financial data)



70
66
62
58
54
97
98
99
00
01
Scotiabank
5 other major Canadian banks
*

* includes unusual expenses

Much of the growth in communication and marketing expenses, as well as other expenses, was the result of consolidations and divestitures in 2000 and 2001. The balance of the increase supported revenue growth, business development and product initiatives.

Outlook

While the Bank will continue to invest in business initiatives, very strong expense control will be in effect next year, given the current economic outlook.

Taxes

Taxes fell in 2001, following five consecutive years of increases.

The Bank is subject to a variety of taxes, including direct taxes on income by Canadian federal and provincial governments and the governments of foreign jurisdictions in which the Bank operates, together with several indirect taxes. Taxes incurred by the Bank totaled $1.6 billion (taxable equivalent basis) in 2001, a reduction of $40 million from the prior year.

The year-over-year reduction occurred primarily in income taxes. The effective income tax rate declined from 33.2% in 2000 to 27.5% in 2001, as a result of a drop in the Canadian federal and provincial tax rates. As well, we had higher earnings in our foreign subsidiaries that are taxed at lower rates, and gains on the sale of businesses that were taxed at a lower capital gains rate. These positive factors were partially offset by the cost of reducing future income tax assets by the effect of corporate income tax reductions enacted during 2001.

Direct and indirect taxes
$ millions



1,800
1,500
1,200
900
600
300
99
00
01
Indirect taxes
Direct taxes

Indirect taxes totaled $467 million in 2001, an increase of $38 million year over year. Deposit insurance premiums rose by $29 million, primarily because of the consolidation of Scotiabank Inverlat. Payroll, property and business taxes also continued to increase.

The $1.6 billion of total government levies and taxes represented approximately 40% of our pre-tax income.

Outlook

We anticipate that our effective tax rate will remain near current levels in the coming year.

Table 5 Non-interest expenses

For the fiscal years ($ millions)	**2001**	2000	1999	1998	1997	**2001 versus 2000**
Salaries and staff benefits						
Salaries	**$2,856**	$ 2,594	$ 2,297	$ 2,193	$ 1,973	**10%**
Pension and other staff benefits	**364**	350	330	308	229	**4**
	3,220	2,944	2,627	2,501	2,202	**9**
Premises and technology						
Net premises rent	**200**	179	187	172	157	**12**
Premises repairs and maintenance	**49**	39	39	40	29	**28**
Property taxes	**59**	55	61	55	33	**8**
Computer equipment, software and data processing	**404**	309	328	329	259	**30**
Depreciation	**243**	267	254	225	185	**(9)**
Other premises costs	**178**	146	138	137	115	**21**
	1,133	995	1,007	958	778	**14**
Communications and marketing						
Advertising and promotion	**118**	90	87	72	67	**31**
Telecommunications	**75**	62	66	57	47	**20**
Travel and business development	**99**	86	79	81	70	**15**
Stationery, postage and courier	**210**	190	175	156	136	**11**
	502	428	407	366	320	**17**
Other						
Business and capital taxes	**145**	143	137	140	117	**2**
Deposit insurance	**63**	33	69	98	75	**89**
Employee training	**43**	34	28	31	33	**25**
Amortization of goodwill and other intangibles	**52**	28	23	23	32	**86**
Other	**504**	548	478	329	226	**(8)**
	807	786	735	621	483	**3**
Total of above	**5,662**	5,153	4,776	4,446	3,783	**10**
Restructuring provision – acquisitions	**–**	(34)	(20)	–	250	**(100)**
Writeoff of goodwill	**–**	–	–	–	26	**n/a**
Total non-interest expenses	**$5,662**	$ 5,119	$ 4,756	$ 4,446	$ 4,059	**11%**
Productivity ratio	**53.9%**	56.5%	59.3%	60.4%	62.4%	

Table 6 Income and other taxes

For the fiscal years ($ millions)	**2001**	2000	1999	1998	1997	**2001 versus 2000**
Income taxes						
Provision for income taxes	**$ 876**	$ 990	$ 867	$ 762	$ 758	**(12)%**
Taxable equivalent adjustment	**230**	194	163	129	103	**19**
Taxable equivalent provision	**1,106**	1,184	1,030	891	861	**(7)**
Other taxes						
Payroll taxes	**149**	146	143	133	107	**2**
Property taxes	**59**	55	61	55	33	**8**
Capital taxes	**87**	93	91	97	81	**(7)**
Business taxes	**58**	50	46	43	36	**17**
Goods and services tax	**51**	52	52	54	48	**(3)**
Deposit insurance	**63**	33	69	98	75	**89**
Total other taxes	**467**	429	462	480	380	**9**
Total taxes	**$1,573**(1)	$ 1,613(1)	$ 1,492(1)	$ 1,371(1)	$ 1,241	**(2)%**

(1) Amount is comprised of $1,043 million of Canadian taxes (2000 – $1,175 million; 1999 – $1,017 million; 1998 – $940 million) and $530 million of foreign taxes (2000 – $438 million; 1999 – $475 million; 1998 – $431 million).

Credit Quality

Impaired loans

Net impaired loans were $259 million as at October 31, 2001. In the first quarter of 2001, we classified $1.6 billion of loans as impaired, primarily in our U.S. portfolio, in recognition of the deteriorating credit conditions in the U.S. market. Following that, we embarked on an aggressive plan to reduce the level of net impaired loans through asset sales, loan workouts and substantial loan loss provisions. As a result, we were successful in reducing the level of net impaired loans to our targeted level by year end.

As shown in the chart on the right, net impaired loans as a percentage of loans and acceptances were 0.14% at October 31, 2001, compared to -0.03% a year ago. The current ratio still remains close to the lowest level achieved over the past decade.

Moderate increase in net impaired loan ratio
as a % of loans & acceptances as at October 31



0.8
0.4
0.0
97 98 99 00 01

In Canada, the retail portfolio remained in excellent condition throughout the year. Gross impaired loans declined by $12 million during the year to $258 million. The condition of the commercial portfolio was relatively stable. While gross impaired loans in Scotia Capital's Canadian portfolio rose by $92 million during the year, the outstanding balance at year end was fairly low at $203 million.

In the United States, credit conditions remained weak throughout the year, as the slowing of the economy was exacerbated by the events of Sept. 11. In the first quarter of 2001, gross impaired loans increased by $1,027 million to $1,892 million. With the aggressive action taken subsequently by the Bank, this balance was reduced substantially to $1,280 million at October 31, 2001.

In International Banking, gross impaired loans were $2,235 million as at October 31, 2001, an increase of $1,135 million from last year. However, of this, $906 million was from the first-time consolidation of Scotiabank Inverlat. The remaining increase related primarily to the other Latin American subsidiaries, with the impaired loan portfolios in Asia and the Caribbean remaining relatively stable.

Specific provisions for credit losses

In fiscal 2001, specific provisions for credit losses were $1,250 million, compared to $765 million last year.

Increase in credit losses
specific provisions as a % of average loan & acceptances



0.7
0.6
0.5
0.4
0.3
0.2
0.1
97 98 99 00 01

Credit quality in retail lending in Canada remained in excellent condition. In 2001, specific provisions on this portfolio were $140 million, unchanged from a year ago. The specific provisions in commercial lending increased to a more normal level of $106 million from a low of $28 million last year.

The specific provisions in International Banking rose by $65 million to $250 million. Most of this increase came from $50 million in reserves established against our Argentine risk, given the difficult economic conditions currently prevailing in that country. Levels of provisioning remained stable in the Caribbean and Asia.

In Scotia Capital, specific provisions for credit losses rose by $342 million over the prior year to $754 million in 2001. This increase was entirely in the U.S. portfolio, reflecting the soft credit market that existed for the entire year. The specific provisions remained relatively stable in Canada and in Europe.

Substantial general provision
$ millions, October 31



1,200
900
600
300
97 98 99 00 01

General provision

During 2001, the general provision for credit losses was increased by $175 million to $1,475 million, following weaker credit conditions in the U.S. This amount represented 0.90% of risk-weighted assets.

Outlook

Given the weak economic outlook forecast for much of 2002, specific provisions for credit losses are expected to remain at about the same levels as this year. However, unstable economic conditions in Argentina create some uncertainty regarding the related level of credit losses.

Table 7 Impaired loans by business line[2]

As at October 31 ($ millions)	2001 Net	2001 Allowance for credit losses[1]	2001 Gross	2000	1999	1998	1997
Domestic							
Retail	**$ 82**	**$ (176)**	**$ 258**	$ 270	$ 332	$ 356	$ 436
Commercial	**112**	**(220)**	**332**	343	396	534	493
	194	**(396)**	**590**	613	728	890	929
International[2]							
Latin America	**284**	**(1,303)**	**1,587**	432	248	239	12
Caribbean	**173**	**(110)**	**283**	261	229	215	260
Asia	**89**	**(213)**	**302**	341	285	287	202
Europe	**29**	**(34)**	**63**	66	55	35	60
	575	**(1,660)**	**2,235**	1,100	817	776	534
Scotia Capital							
Canada	**140**	**(63)**	**203**	111	127	247	270
United States and other	**825**	**(611)**	**1,436**	941	733	403	460
	965	**(674)**	**1,639**	1,052	860	650	730
Gross impaired loans			**4,464**	2,765	2,405	2,316	2,193
Allowance for credit losses							
– specific and country risk provisions[1]		**(2,730)**		(1,526)	(1,261)	(1,295)	(1,100)
– general provision	**(1,475)**	**(1,475)**		(1,300)	(1,300)	(600)	(500)
	(1,475)	**(4,205)**		(2,826)	(2,561)	(1,895)	(1,600)
Total net impaired loans	**$ 259**			$ (61)	$ (156)	$ 421	$ 593
Total net impaired loans as a % of loans and acceptances	**0.14%**			(0.03)%	(0.10)%	0.26%	0.44%
Allowance for credit losses as a % of gross impaired loans		**94%**		102%	107%	82%	73%

(1) Includes designated emerging market gross impaired loans and offsetting country risk provision of $25 million at October 31, 2001 (2000 – $24 million; 1999 – $25 million; 1998 – $25 million; 1997 – $56 million).

(2) Interest recorded as income on impaired loans was $55 million (2000 – $62 million; 1999 – 28 million; 1998 – $29 million; 1997 – $27 million). This amount related to the international portfolios.

Table 8 Provisions for credit losses

For the fiscal years ($ millions)	2001	2000	1999	1998	1997
Specific provisions for credit losses					
Net specific provisions	**$ 1,373**	$ 878	$ 623	$ 552	$ 430
Recoveries	**(123)**	(113)	(138)	(57)	(70)
Net specific provisions for credit losses	**1,250**	765	485	495	360
Other provisions					
General provision	**175**	–	150[1]	100	175
Country risk provision	–	–	–	–	(500)
Net provisions for credit losses	**$ 1,425**	$ 765	$ 635	$ 595	$ 35

(1) Refer to footnote (1) on page 6.

Capital Management

Our capital ratios rose consistently during the year – and were the strongest of the major Canadian banks as at October 31, 2001.

Capital is one of Scotiabank's most critical resources. A strong capital base contributes to the safety of the Bank, supports its high credit ratings and ensures it can take advantage of potential growth opportunities as they arise. These factors must be balanced against the need to ensure that shareholders continue to earn excellent returns.

Management of the capital base must take into account expected changes in balance sheet and risk-weighted assets, capital mix, leverage, future investment plans and shareholder returns, while also addressing the concerns of other stakeholders, such as regulators, rating agencies, depositors and the financial markets.

The Components of Capital

The capital adequacy standards for the Canadian banks are set by the Office of the Superintendent of Financial Institutions (OSFI). These standards were developed in harmony with the international standards set by the Bank for International Settlements (BIS). Under these standards, bank regulatory capital consists of two components:

- Tier 1 capital, which represents the more permanent form of capital, consists primarily of common shareholders' equity and non-cumulative preferred shares; and
- Tier 2 capital, which consists mainly of subordinated debentures or cumulative preferred shares and general provisions.

Both of the above components provide important support for banking operations and protection for depositors. However, Tier 1 capital is the principal focus of markets and regulators.

In 2001, our total regulatory capital rose by more than $2.3 billion to $21.3 billion. Growth in Tier 1 capital accounted for 82% or $1.9 billion of this increase. Of this, $1.5 billion came from higher retained earnings arising from strong growth in our net income. Over the past five years, $5.7 billion in capital has been internally generated as a result of record net income levels. This track record of internal capital generation is at the top end of the banking system in Canada.

Tier 2 capital increased slightly, reflecting the increase in the general provision eligible for inclusion in Tier 2 capital from 0.75% of risk-weighted assets to 0.875%, as allowed by OSFI. As well, deductions from capital for first-loss facilities associated with securitizations were substantially lower at year end.

Capital Ratios

Capital ratios are used to monitor the adequacy of the Bank's capital levels. These ratios are determined by dividing the components of regulatory capital by risk-weighted assets. To effectively manage the Bank's capital, close attention is paid to both risk-weighted assets and the capital base.

Scotiabank's Tier 1 ratio rose substantially to 9.3% at October 31, 2001, an increase of 70 basis points from the previous year. The total capital ratio grew by 80 basis points to 13.0%. Both ratios are well in excess of levels defined by OSFI as "well-capitalized" – 10% for total capital and 7% for Tier 1 capital – and were also the highest of the major Canadian banks.

Scotiabank's stronger capital ratios resulted from both rising capital levels and disciplined growth in risk-weighted assets. The latter was successfully managed during the year through initiatives such as asset sales and securitizations.

Tier 1 capital continues to strengthen

% October 31


9.0
8.5
8.0
7.5
7.0
97
98
99
00
01

Rising common equity

$ billions, October 31


12
9
6
3
97
98
99
00
01

Pending Regulatory Developments

Following the 1999 proposal for a new capital adequacy framework, the Basel Committee issued a more comprehensive consultative paper in January 2001 and invited comments from the international banking community and national regulators. The new proposals were intended to lead to a much better correlation of regulatory capital with economic capital needs determined by banks. The Canadian banks, through the Canadian Bankers Association, submitted a response to OSFI and the Basel Committee. Based on widespread concerns within the global financial community, the Basel Committee is expected to make significant revisions and issue another consultative paper in early 2002, with an implementation date in 2005.

Outlook

We expect to maintain our capital ratios near the current strong levels.

Table 9 Regulatory capital

As at October 31 ($ millions)	**2001**	2000	1999	1998	1997
Tier 1 capital					
Common shareholders' equity	**$12,833**	$ 11,200	$ 9,631	$ 9,039	$ 7,930
Non-cumulative preferred shares	**1,775**	1,775	1,775	1,775	1,468
Non-controlling interest in subsidiaries(1)	**1,086**	729	198	173	137
Less: Goodwill	**(400)**	(297)	(138)	(148)	(123)
	15,294	13,407	11,466	10,839	9,412
Tier 2 capital					
Subordinated debentures (net of amortization)	**4,933**	4,990	5,114	5,139	4,616
Eligible amount of general provision(2)	**1,442**	1,171	1,067	600	500
	6,375	6,161	6,181	5,739	5,116
Less: Investments in associated corporations and other items	**(329)**	(539)	(742)	(575)	(323)
Total capital	**$21,340**	$ 19,029	$ 16,905	$ 16,003	$ 14,205
Total risk-weighted assets ($ billions)	**$ 164.8**	$ 156.1	$ 142.3	$ 150.8	$ 136.4
Capital ratios					
Tier 1 capital ratio	**9.3%**	8.6%	8.1%	7.2%	6.9%
Total capital ratio	**13.0%**	12.2%	11.9%	10.6%	10.4%

(1) Includes Scotiabank Trust Securities (BaTS), an innovative capital instrument.

(2) Under OSFI guidelines, the general provision was included in Tier 2 capital up to a maximum of 0.75% of risk-weighted assets. Effective October 2001, this limit has been increased to 0.875%.

Table 10 Capital generation

For the fiscal years ($ millions)	**2001**	2000	1999	1998	1997
Internally generated capital					
Net income	**$ 2,169**	$ 1,926	$ 1,551(1)	$ 1,394	$ 1,514
Other amounts credited/(charged) to retained earnings	**38**	160	(475)(1)	147	40
Capital from operations	**2,207**	2,086	1,076	1,541	1,554
Dividends	**(729)**	(604)	(537)	(490)	(454)
	1,478	1,482	539	1,051	1,100
External financing					
Subordinated indebtedness	**(57)**	(124)	(25)	523	1,765
Preferred shares	**–**	–	–	307	(107)
Innovative Tier 1 capital instruments(2)	**–**	500	–	–	250
Common shares	**155**	87	53	58	406
	98	463	28	888	2,314
Other(3)	**735**	179	335	(141)	419
Total capital generated	**2,311**	2,124	902	1,798	3,833
Total capital, beginning of year	**19,029**	16,905	16,003	14,205	10,372
Total capital, end of year	**$21,340**	$19,029	$16,905	$16,003	$14,205

(1) Refer to footnote (1) on page 6.

(2) Innovative Tier 1 capital instruments issued through BNS Capital Trust (Scotia BaTS) and Scotia Mortgage Investment Corporation.

(3) Represents eligible general provision and adjustments to regulatory capital such as inclusion of non-controlling interest in subsidiaries, less deductions for goodwill, securitization-related amounts and investments in associated corporations.

Business Lines

Domestic Banking

Retail and Commercial

Scotiabank's retail, small business and commercial banking operations in Canada provide a full range of financial services to more than six million customers through an extensive network of:

- more than 1,000 branches
- over 2,150 ABMs
- four state-of-the-art call centres
- TeleScotia and Scotia OnLine, our telephone and electronic banking services

Wealth Management

The Wealth Management group is organized around three businesses: retail brokerage, mutual funds and private client services (which includes personal trust, money management and private banking). The group has:

- $94 billion in assets under administration
- 720,000 brokerage and high net worth clients
- a dedicated sales force of 1,000 highly-skilled, accredited professionals
- more than 130 delivery points plus online services

Domestic Banking net income rose 9% to $960 million in 2001 on the strength of higher interest margins and solid expense control. Brokerage revenues declined due to lower client trading activity, while mutual fund, trust and investment management fees rose modestly.

International Banking

Scotiabank's multinational network capitalizes on more than 100 years of international experience to provide a complete range of financial services to both local and international customers around the world. Including subsidiaries and affiliates, the division has:

- operations in more than 40 countries
- a network of more than 1,000 branches and 1,700 ABMs
- 22,000 employees

Net income was $489 million, up 34% due to the consolidation of Scotiabank Inverlat, our Mexican subsidiary, and another year of record earnings in the Caribbean and Central America.

Scotia Capital

Scotia Capital's integrated global corporate and investment banking operations provide specialized solutions for corporate, institutional and government clients. Scotia Capital has recognized strengths in:

- structured and syndicated lending
- corporate debt and equity underwriting
- mergers and acquisitions
- derivatives, fixed income, foreign exchange and precious metals

Net income rose 6% to $686 million in 2001. Strength in Global Trading was mostly offset by higher loan loss provisions in the U.S. portfolio.

Business line summary

Net income ($ millions)	**2001**	2000	1999[2]
Domestic Banking	**$ 960**	$ 882	$ 649
International Banking	**489**	364	296
Scotia Capital	**686**	650	745
Other[1]	**34**	30	(139)
Total net income	**2,169**	1,926	1,551

(1) Refer to Note 18 on page 65 for a description of the items included in Other.
(2) Refer to footnote (1) on page 6.

Profitable business lines



$ millions
2,000
1,500
1,000
500
99
00
01
Scotia Capital
International
Domestic

Domestic Banking – Retail and Commercial

PRIORITIES

Revenue growth – Increase the capacity and effectiveness of our sales and service channels and integrate the unique capabilities of direct sales forces, branches, call centres and the Internet.

Customer satisfaction leadership – Win a greater share of our customers' business by offering lifecycle-based financial solutions and advisory services.

Self-service banking – Improve convenience of access to service for our customers by expanding the number and type of access points and, in particular, aggressively Web-enable all of our products and services.

Cost management – Continue to manage down costs through effective service delivery channel management, outsourcing and continuous improvement programs.

Retail and Small Business Banking

Retail Banking enjoyed another year of record earnings, demonstrating the success of our customer-focused approach and our superior execution of the fundamentals of our day-to-day business.

Customer focus

During the year, we significantly restructured our branch network and regional management to focus exclusively on sales and customer service. Administrative and support functions were centralized into one national unit, and new desktop technology was introduced, improving sales, service and productivity. As well, we continued to aggressively Web-enable all branch processes. This will further leverage the high-speed Internet access which we began to provide to our branch network last year, allowing branch staff to more effectively serve and communicate with our customers.

Leaders in customer satisfaction

Because of these initiatives and the outstanding commitment of our employees across Canada, Scotiabank led the banking industry in delivering excellent service to its customers for the second consecutive year, according to the latest Customer Service Index survey by Market Facts – a leading independent research firm. As well, across a variety of our loyalty metrics, we are seeing substantial gains in our customers' intent to repurchase with us, whether it be day-to-day banking, borrowing or investing solutions.

In a separate survey, our four call centres were ranked in the top five in customer satisfaction, out of 180 centres across Canada.

Integrated delivery

These successes are linked to our delivery channel strategy, which is founded on offering customers an integrated, high-quality experience, whether they choose to deal with Scotiabank by a click, call or visit.

For example, we took significant steps to enhance our Internet site and online banking service, with substantial improvements in navigation and site design. An independent survey ranked our site among the best in the industry. As well, the use of our Internet banking channel more than doubled this past year.

Financial solutions

We continued to focus on offering innovative financial solutions to customers. Our Scotia Total Equity™ Plan again showed excellent growth, and the success of our ScotiaLine VISA product has boosted our credit card market share to its highest level ever. In addition, we were first to market with several new products, including the No Down Payment Mortgage and a CD-ROM guide for buying and selling a home.

At the same time, our industry-leading Stock-Indexed GIC offered many investment customers protection from the substantial market declines experienced in 2001. This product continues to grow in popularity, with the latest statistics showing Scotiabank holding 36% of the Canadian market for stock-indexed GICs.

Leading-edge self-service technology

In 2001, we led the marketplace in the areas of wireless access and Web TV capabilities and, working closely with the Canadian National Institute for the Blind, delivered telephone banking to our visually impaired customers.



We continue to lead the industry in service excellence.

Scotiabank also entered into a global ABM alliance with five of the world's leading financial institutions to provide innovative financial services for customers who travel internationally. A major initiative will be to provide free access to more than 24,000 member ABMs on three continents. The alliance is a world first and demonstrates Scotiabank's commitment to customer service as Canada's most international bank.

Small business

This past year, we sharpened our focus on business banking by creating two sales forces to separately serve our large commercial and small business customers. Small businesses – those with sales of less than $1 million and borrowing less than $250,000 – are served exclusively through our extensive retail delivery network. Small business bankers can now use our state-of-the-art contact management system to deepen customer relationships.

We demonstrated our commitment to provide total financial solutions for our customers by working with United Grain Growers (UGG) to meet the financing needs of 20,000 UGG farm customers in western Canada.

We launched our new ScotiaOne Service, which provides small business owners with a single point of contact for both their personal and business day-to-day banking needs. As well, we introduced ScotiaOne Loan Source, a market-leading, one-stop financing program, providing access to third-party loans and leases through partnerships with firms such as National Leasing and Business Custom Capital, a division of Wells Fargo Bank.

With leading-edge technology, we provide our small business customers with a comprehensive online view of their bank and brokerage accounts. Users can customize their page with links to relevant industry-related sites, government resources, associations, news and research.

Cost management

Continuing our proven record of successful cost containment, we constantly assess our distribution network and carefully manage our channel mix in response to changing customer needs. Over the past three years, efforts to rationalize our branch network, centralize administration and improve efficiency have resulted in significant cost savings. This has allowed us to reinvest in our call centres and in Internet banking, and add substantially to our direct sales forces in the mortgage and financial planning areas.

Commercial Banking

To create a more market-focused and streamlined structure, the Commercial Banking group was reorganized this past year along geographical lines. Headed by a senior vice-president and five area vice-presidents, and supported by our commercial banking centres, we are better positioned to more effectively respond to the needs of our large commercial customers.

Driving revenue growth with customer-focused solutions

We are working to increase the depth and breadth of our client relationships by developing a more focused sales discipline, including new management accountabilities and a centralized sales structure. Using new tools to identify critical customer priorities, we are developing customized solutions to meet their unique needs, drawing on expertise from all parts of the Scotiabank Group. For example, we helped Albchem Industries address a number of business challenges, providing comprehensive financing to complete a management buyout, undertake a plant expansion and build a new manufacturing facility.

Aggressively managing costs and improving returns

In 2001, in a mature and highly competitive market, the Commercial Bank looked for opportunities to contain costs and selectively reprice accounts that were not meeting overall return targets. Support activities such as loan administration were reassigned, and we centralized more of the account management; more than 90% of our accounts are now managed from designated commercial centres.

Focus on niche markets

Our subsidiary, RoyNat Capital, the leading Canadian merchant bank in the commercial mid-market, significantly increased its capabilities by opening an office in Cleveland, Ohio, as well as offering a business advisory service. This U.S. office will facilitate the capital requirements of Canadian companies expanding or acquiring assets in the United States.

Electronic banking and cash management services

Electronic Banking provides cash management, business banking and e-commerce services and expertise to commercial and corporate clients. We continued to expand our installed point-of-sale merchant base, and introduced a new Web-based cash management system, complementing other available online services. As well, we used our expertise in smart chip card technology to develop Scotia TranSmart, an electronic fare collection solution for transit systems.

Financial Performance

Domestic Banking (including Wealth Management) contributed $960 million to the Bank's earnings in 2001, an increase of $78 million or 9% from the strong performance last year. These earnings represented 45% of the Bank's total net income. Return on equity was a very strong 28.1%.

Revenues grew modestly by 2% over last year. The combined effect of asset growth and a higher interest margin more than offset lower fee income.

Domestic retail assets rose by 2%, notwithstanding the sale of 43 branches in Quebec. All products and sales channels contributed to the underlying growth of 4%, with the most notable success in mortgages as well as ScotiaLine VISA, where we substantially increased our market share. Our retail deposits showed good growth, particularly in light of the solid increase in mutual fund assets. Business deposits also grew strongly, up 15% this year.

Other income declined $124 million from last year, largely because of two factors. First, the sale of the stock transfer and corporate trust businesses led to lower ongoing revenues of $77 million, as well as one-time revenues of $61 million in 2000, and $65 million this year. Second, retail brokerage commissions fell by $83 million, in line with the substantial drop in customer trading activity. Excluding these items, fee income rose by 3%, with growth in several categories, including transaction-based fees, credit card revenues and electronic banking revenues.

Credit quality remained strong, particularly in the retail portfolio.

Expense control continued to be a major positive factor in 2001. The expense reduction of 1% arose largely from the sale of businesses and lower commission-based compensation. Excluding these factors, and last year's reversal of $34 million of the National Trust restructuring provision, the underlying growth in expenses was still modest at 3%, as we continued to carefully manage staffing levels.

Outlook

The 2002 outlook for our retail, small business and commercial banking areas remains cautiously optimistic. We are building on the initiatives and changes that have been recently introduced, and the resulting successes that have been achieved. In particular, we will continue to focus on providing superior service, targeting our sales efforts, enhancing our product offerings and effectively using new technology, while relentlessly managing our costs.

Sales Focus

Our seven million customers represent a huge growth opportunity. Today we have about one-half of their borrowing, and close to 30% of their investment business. Growing our share of business from existing customers is a top priority.

We completely restructured our sales force of 5,000 personal bankers, mortgage specialists, financial advisors and financial planners, supporting the ongoing transition to a proactive, outwardly focused sales and service team. A key element of this process was the realignment of our management group, which doubled the number of district vice-presidents, our senior sales leaders. As well, administrative tasks were reassigned to a central support group.

We continued to improve our state-of-the-art customer contact system, called Sales Builder. We introduced an extensive measurement system, which allows sales staff and management to track performance against plan, a critical tool for managing a nationwide sales force. By the end of the year, all branches were benefiting from the use of Sales Builder.

To ensure we are targeting the right customers with the right products and services while respecting privacy principles, we have made a significant investment in our customer analytics capabilities. We now have a detailed, enterprise-wide view of our customer base which allows us to understand key aspects of our customer franchise, such as relationship strength, profitability and optimal sales and service opportunities.

Over the last 12 months, we more than doubled the number of sales leads, resulting in nine million customer contacts. These contacts are planned and co-ordinated across all channels, and we are seeing continued improvement in response rates. Our prospecting campaigns are highly targeted, with more than 800 unique offers. A key goal is to provide specific solutions and products to customers depending on their life stage.

Domestic Banking	**2001**	2000	1999
Financial performance *($ millions)*			
Net interest income	**$ 3,135**	$ 2,932	$ 2,778
Other income	**1,582**	1,706	1,472
Provision for credit losses	**(283)**	(210)	(269)
Non-interest expenses	**(2,947)**	(2,972)	(2,903)
Income taxes	**(527)**	(574)	(429)
Net income	**$ 960**	$ 882	$ 649
Return on equity (%)	**28.1**	28.2	–
Average earning assets ($ billions)	**90**	89	86
Productivity ratio (%)	**62.5**	64.1	68.3
Vital statistics			
Staffing	**22,407**	23,299	24,886
Number of retail banking branches	**1,021**	1,131	1,178
Number of ABMs	**2,237**	2,136	2,021
Number of Scotia OnLine users	**619,766**	294,757	152,453
Number of Scotia OnLine transactions	**38,618,060**	19,182,468	9,589,350
Number of TeleScotia transactions	**35,506,549**	34,627,751	26,134,393

Domestic Banking – Wealth Management

PRIORITIES

Retail Brokerage – Enhance the customer experience through simplified pricing, improved online research capabilities and access to banking services, while streamlining operations.

Mutual Funds – Continue to grow market share through more seamless co-ordination with Retail Banking, improved branch sales and service skills and an enhanced sales support infrastructure.

Private Client – Integrate trust, investment management, full-service brokerage and private banking services into a consistent high-end offering for affluent clients.

Retail Brokerage

Market volatility had a significant impact on the brokerage industry this year. Nevertheless, we continued to invest in the business. We made several enhancements to our full-service brokerage, ScotiaMcLeod. We added more research and marketing information, improved statement presentation, and provided seamless connectivity between banking and brokerage accounts, which gives clients online access to their credit lines, day-to-day banking and brokerage accounts – all on one site.

As part of Wealth Management's focus on aligning our strategies with Retail Banking, ScotiaMcLeod launched a new sales force of financial planners, who will work closely with assigned Scotiabank branches to provide clients with a full spectrum of financial solutions, from investments to credit products and day-to-day banking.

As well, we continued to focus on fee-based business. *i*:Partner was ScotiaMcLeod's most successful program launch ever, with more than $120 million in assets under administration to date. With the addition of the Sovereign program to complement the Summit, Pinnacle, and Partnership Plus programs, ScotiaMcLeod now offers the most complete line of fee-based products in Canada.

Based on new customer satisfaction survey results, Scotia Discount Brokerage Inc. (SDBI) launched an automated account opening process (with 24-hour turnaround) and simplified trade pricing, in addition to the improved research and banking connectivity mentioned above. These improvements, coupled with greater staff training, led to significantly improved rankings for SDBI in the areas of service levels and competitive products.

In addition to these service initiatives, we thoroughly reviewed our cost structure, both at Executive Offices and throughout the branch network, and implemented many cost reduction programs throughout the year.

Mutual Funds

We are continuing to build strong customer relationships by focusing on products that reflect Scotiabank's core investment values: invest early, invest regularly and stay invested. A new branch system that fully automates the mutual fund order entry process, and improvements to mutual fund knowledge and service levels in the branches – including the introduction of field consultants to train staff – led to an improved customer experience.

Building on the introduction of new funds last year and a strategic alliance with Capital International Asset Management, we achieved strong sales growth in mutual funds in 2001 relative to the industry, which led to an increase in our market share. Although ranked 13th in the industry by assets, we were first in sales in June (a Scotiabank first) and in the top five for the balance of the fiscal year.

In terms of investment performance, 18 of 28 funds were ranked in the first or second quartile, based on one-year returns. As well, our bond income and Latin American funds were top-ranked in Canada.


Scotia Private Client Group

The newly formed Scotia Private Client Group offers a broad range of trust, investment management and banking services to our affluent clients.

Scotia Private Client Group

A key initiative in 2001 was to integrate and relaunch Scotiatrust, Scotia Cassels Investment Counsel and Private Banking as one unified entity – the Scotia Private Client Group.

As part of this new brand, five Private Client Group centres were opened across Canada in Vancouver, Edmonton, Calgary, Toronto and Ottawa, with another seven slated for early 2002. The centres are configured to deliver a highly customized and comprehensive service offering, including lending, trust and a broad range of investment services. This integrated strategy positions Scotia Private Client Group as a leader in the affluent marketplace.

In addition, over the past year we implemented new technology to support our portfolio management activities. This allowed us to substantially improve client reporting, which now includes comprehensive investment performance, portfolio analysis and detailed transaction history. It has also improved operating efficiencies and compliance reporting.

Financial Performance

In 2001, Wealth Management generated $774 million in revenues, a decline of 10% from last year's record results. (Wealth Management revenues are included in the financial results of Domestic Banking.) Nevertheless, 2001 still represented the second-best year for the Wealth Management group and, apart from retail brokerage, the other businesses produced good results.

The retail brokerage business was negatively affected by sharply lower customer trading activity, the result of generally unfavourable financial market conditions that prevailed during the year. Revenues fell by 15% over 2000, following a 20% decline in trading volumes across all brokerage channels. As a result, several actions were taken during the year to reduce costs in these areas.

Mutual fund sales were very strong in 2001, with fund assets growing by 14%. Related fee income rose a modest 2% over last year, due to customer preference for lower-risk money market funds, which generate lower management fees. Total mutual fund revenue declined from the previous year, due to a decline in the value of newly established funds.

Trust, investment management and private banking revenues all rose, as a result of improved business volumes, repricing of core products and services, and a greater focus on servicing the needs of affluent clients.

Assets under administration declined slightly to $95 billion at the end of the year, as a result of the market-driven declines in our brokerage businesses.

In Scotia Cassels – the second-largest provider of private client investment management services in Canada – assets under management rose by 2% to $19 billion.

Outlook

We have made considerable progress over the past few years in restructuring, integrating and building a solid foundation for our wealth management operations. These initiatives produced good results in several areas in 2001, and we expect that momentum to accelerate over the coming years in all areas – full-service and discount brokerage, mutual funds, and our high-end customer service offering through the newly established Scotia Private Client Group.

Wealth Management	**2001**	2000	1999
Financial performance *($ millions)*			
Total revenue	$	$	$
Retail brokerage	**457**	538	377
Mutual funds	**103**	116	105
Trust and private banking	**127**	119	101
Investment management/other	**87**	85	84
	$ 774	$ 858	$ 667
Vital statistics			
Assets under administration[1]	**94,442**	96,647	81,627
Assets under management[1]	**18,846**	18,539	16,232
Staffing	**2,957**	2,833	2,526
Number of investment executives (IE)	**906**	791	789
Assets per IE ($ millions)	**38.9**	42.4	34.3
New assets – ScotiaMcLeod ($ millions)	**10,540**	11,403	8,053
% increase in active discount brokerage accounts	**13**	24	–
Net fund sales ($ millions)	**2,647.2**	309.5	228.7
% of funds in top quartiles – one-year return	**64**	74	60

(1) September 30

International Banking

PRIORITIES

Caribbean and Central America – Build revenue generation capabilities through sales improvement initiatives; enhance credit adjudication and collection processes through training and new technology; and continue with the expansion of the delivery network.

Latin America – Leverage our extensive delivery network to increase market share in the retail and commercial segments in Mexico; prudently manage our operations in Argentina and Chile.

Asia – Capitalize on our regional presence by building niche businesses, such as trade finance and foreign exchange in selected Asian markets, while leveraging our expertise in syndicated lending.

Caribbean and Central America

Our operations in the Caribbean and Central America posted record earnings for the 11th consecutive year.

A major sales and service improvement program designed to enhance revenue growth was deployed in 58 branches across eight countries. We created a new branch position to provide dedicated relationship management to our best customers, and held training programs to help staff better manage sales and service activities, such as making proactive customer sales calls. As well, we are now using new management information systems to create customer contact leads and measure related performance. The program will be in place across most of the region by the end of 2002.

We have placed a strong emphasis on technology in our Caribbean operations. A new credit behaviour scoring system was successfully implemented in fourteen countries, and an industry-leading automated collections system was also introduced in six countries, with positive results. Plans are under way to implement both of these capabilities across the region early in 2002.

Several new products were introduced, including the Magna MasterCard and a new retirement savings product in Barbados. In addition, Switch Mortgage, Stock Market Investment and Rate Booster CD products were deployed on a wider scale across the region. An unsecured loan auto-renew program was also implemented in a number of countries with great success.

We are investing heavily in alternative delivery channels, while continuing to grow our branch network to offer customers increased flexibility and convenience. We opened branches in seven new markets, and expanded our ABM network by 32%, with 317 machines now in place across the region. Telephone banking is now available 24/7 in Jamaica and Trinidad, and there are plans to expand this service to additional countries, including a Spanish version for Puerto Rico.

A merchant services program was launched to offer point-of-sale machines for credit and debit card transactions across the region. Scotiabank was also the first financial institution in Trinidad and Tobago to offer e-commerce facilities to commercial customers.

Latin America

Our largest operation in Latin America is in Mexico, with smaller operations in Chile and Argentina. As well, we have minority investments in Venezuela and Peru, and a representative office in Brazil.

In November 2000, Scotiabank acquired a 55% controlling interest in Grupo Financiero Inverlat. The bank was rebranded as Scotiabank Inverlat in January 2001 with the support of a successful advertising campaign.

Scotiabank Inverlat is a well-capitalized bank, with excellent credit quality. Our major focus now is to grow market share by leveraging our extensive delivery network – 434 branches, 999 ABMs and a state-of-the-art call centre. In 2001, we had good success in growing both assets and deposits. We took a market leadership role in car and mortgage financing, launching new products and leading the marketplace in reducing rates as interest rates fell in Mexico. We reorganized our deposit product line to better meet the needs of various customer segments, supported by a very




Scotiabank Inverlat

Our Caribbean operations had another strong year. As well, we acquired a controlling interest in Grupo Financiero Inverlat in Mexico.

successful promotional campaign. As a result, our low-cost deposit portfolio increased by 20%. Our penetration of the commercial market also increased substantially this year in assets, deposits and fee-based services.

Significant progress continues to be made in alternate delivery. Inverweb, our online banking service was upgraded during the year to improve navigation and to introduce mobile banking. Visits to our Web site increased several fold in the last six months of the year, with over 545,000 visits in October 2001. For the first ten months of the year, Inverlat's call centre set a record with more than 5.5 million calls, a 30% year-over-year increase.

In Argentina and Chile, we enhanced our capabilities in several areas. A new automated sales platform was introduced in all Scotiabank Quilmes branches in Argentina to assist staff with customer marketing activity. In Chile, our bank was rebranded as Scotiabank Sud Americano late in the year.

To improve productivity, Scotiabank Quilmes and Scotiabank Sud Americano merged some of their support functions, including risk management and audit. This will eliminate duplication, lower costs and improve consistency in these functions for both operations.

While the operations of Scotiabank Quilmes continued to improve, the political and economic situation in Argentina has resulted in considerable volatility and uncertainty in the financial markets. We are closely monitoring the situation and its impact on our operations in Argentina.

Asia

Many of the Asian economies saw a reduction in growth rates in 2001, as export-dependent nations struggled in the face of reduced global demand. Against this background, our Asian operations focused on high-quality opportunities in debt securities markets and loan syndications. Considerable emphasis was placed on improving the regional co-ordination of trade finance, correspondent banking, foreign exchange and precious metals businesses, and better results were achieved in these areas.

We continue to strategically build our capabilities and businesses in higher-growth markets, opening our fifth branch in India.

Financial Performance

The International Banking division contributed $489 million to the Bank's earnings this year, a 34% increase over 2000, which represented 23% of the Bank's net income. Return on equity was 18.0%.

Caribbean and Central American operations continued to lead the division's contribution, with net income of $252 million this year, a 14% increase over 2000. This strong performance reflected growth in both assets and retail deposits of 11%. Revenue growth was led by increases of more than 20% in card products and transaction-based fees. In addition, new products and expansion of the delivery network contributed to this growth.

In Latin America, income was almost double last year's level. This growth was primarily due to improved investment income and the consolidation of Scotiabank Inverlat. Partially offsetting this growth were provisions of $100 million established in 2001 against our Argentine risk.

In Asia, earnings rose 11% year over year, despite the gain on the sale of Solidbank last year. This was driven by 13% growth in assets and the resulting increase in revenues. High-growth areas included India and Malaysia. Trade finance revenues continued to be a major contributor to the region's profitability.

Outlook

We expect International Banking's track record of earnings growth to continue in 2002 across the majority of our operations in the Caribbean and Central America, Asia and Latin America, but at a slower pace than that achieved in recent years. As well, the economic instability in Argentina creates some uncertainty regarding our earnings prospects related to Argentina.

International Banking	2001	2000	1999
Financial performance *($ millions)*			
Net interest income	**$ 2,020**	$ 1,371	$ 1,083
Other income	**691**	451	402
Provision for credit losses	**(250)**	(185)	(115)
Non-interest expenses	**(1,670)**	(1,057)	(870)
Income taxes/minority interest	**(302)**	(216)	(204)
Net income	**$ 489**	$ 364	$ 296
Return on equity (%)	**18.0**	16.4	–
Average earning assets ($ billions)	**47**	31	26
Productivity ratio (%)	**61.6**	58.0	58.6
Vital statistics			
Staffing(1)	**17,628**	10,596	8,622
Number of branches(1)	**855**	430	345
Number of ABMs(1)	**1,591**	533	370

(1) Excludes affiliates

Scotia Capital

PRIORITIES

Scotia Capital – Maximize return on equity, given the capital-intensive nature of the business.

Canada – Deepen relationships with our best customers, in order to increase cross-sell of our products.

U.S. and Europe – Expand our product capabilities, building out industry specialization and aggressively managing credit quality.

Global Trading – Leverage the success of our integrated approach by growing the derivatives, foreign exchange and fixed income businesses and making greater use of electronic distribution.

Canada

In Canada, all client relationships are organized under nine industry specialties, and supported by two groups that specialize in financial products – Canadian Capital Structuring and Global Trading. Where multi-product sales opportunities exist, our Canadian Relationship Management professionals deliver solutions to meet clients' needs.

During the year, a key priority was to deepen relationships with our best customers. Notable transactions that demonstrated this commitment included:

- Osprey Media Group Inc. – Scotia Capital acted as exclusive financial advisor for the acquisition of certain newspaper assets. Scotia Capital provided a $140-million term loan, a $50-million revolving credit facility, and arranged a $94-million private equity issue.
- Sun Life Financial – to facilitate the company's acquisition of two units of U.S.-based Liberty Financial, Scotia Capital raised $950 million, using its expertise and innovation to create a unique tax-deductible preferred share issue.

Our achievements included being named the top Canadian firm for merger and acquisition transactions by *M&A Review*, as well as being ranked as the top Canadian bank for agent-only deals by *Loan Pricing Corporation*. Scotia Capital was also named the top Canadian performer by *Euromoney* for overall debt arranging, and ranked first overall in reputational franchise in the 2001 *Brendan Wood International* Equity Research, Sales and Trading Performance in Canada report.

United States

The capitalization, size and scope of its financial institutions make the U.S. the world's most competitive financial market. Scotia Capital has successfully established itself as the leading Canadian bank in the U.S. syndicated lending market.

Our U.S. relationship managers typically focus on one of the following industry specialties: Automotive, Power, Health Care, Media & Communications, Real Estate, Financial Institutions, Oil & Gas, and Technology & Electronics. These relationship managers serve a broad range of clients, primarily meeting their needs in syndicated lending, acquisition finance, securitization, leveraged leasing, foreign exchange, derivatives and fixed rate debt issuance.

Over the year, we worked to deepen our industry specialization and product capabilities. Notable deals included:

- Marriott International – Scotia Capital completed landmark deals for the hospitality giant, including a US$1.5 billion syndicated credit facility.
- Kroger Co. – we played a lead role on a US$1 billion bond offering for the company, after participating in its $1.6 billion financing.
- Calpine Corporation – Scotia Capital acted as the financial advisor on Calpine's $1.75 billion acquisition of Encal Energy Ltd.

With the slowdown in the North American economy, a major priority for Scotia Capital has been, and continues to be, the close management of credit quality. We made several refinements to our processes, such as enhancing



Scotia Capital's Global Trading business continued its strong growth, reflecting the success of our integrated approach to financing and risk management.

the quarterly loan review, and implementing a problem loan forecasting system. As a result, we reacted quickly to the weakening credit conditions, and were proactive in taking strong corrective action, including selling more than $700 million in impaired loans.

Europe

Scotia Capital Europe is primarily a syndicated lender in Western Europe, focusing on the following industries: Media & Telecommunications, Transportation & Shipping, Forestry, Power, and Entertainment & Leisure.

Scotia Capital Europe's commitment to industry specialization was evidenced through our work in the transportation industry. We provided a variety of financing solutions and advice to manufacturer DONCASTERS plc., and to leasing company Oasis International. As a result of the Oasis deal, we received recognition in the *Aircraft Finance Journal* "Deal of the Year Awards".

Global Trading

The Global Trading business incorporates our fixed income, derivatives, foreign exchange, precious and base metals and money market activities.

Our integrated approach to financing and risk management yielded very favourable results over the past year. For instance, a leading independent consultant rated us the number one investment dealer in the Canadian fixed income market, and *Euromoney* rated us as the top Canadian performer for foreign exchange.

Also contributing to Global Trading's success was our continued commitment to use technology in innovative ways to better serve our clients and improve efficiency:

- Scotia Capital took part in the launch of CANissue.ca and CanDeal, offering institutional investors a convenient way to obtain critical information on new debt issues, as well as a real-time price feed that displays the best bid and offer, price and yield, from all participating dealers for each security.
- We also joined Atriax, a leading global electronic marketplace for foreign exchange products and related services. Atriax will complement ScotiaFX, our online foreign exchange trading system, providing clients with greater access to pricing and liquidity in a wide range of currencies, as well as market news and research.

Financial Performance

Scotia Capital earned $686 million in 2001, an increase of 6% from the prior year. Total revenue rose by a substantial 17%, with increases in almost all businesses. However, ROE was lower than normal at 12.5%, due to weak results in the U.S.

Global Trading had another record year, with revenue up 45% and an increase in net income of more than 90%. The Capital Markets Group, which includes derivatives and fixed income, led the way, with earnings more than double those of last year. Foreign exchange also had a record year. This growth in business volumes also resulted in a 25% increase in average assets.

In Canada, a record level of underwriting revenues was earned. However, a more selective approach to lending led to somewhat lower average loan balances and interest revenue, notwithstanding an increase in lending spreads. Credit losses also rose modestly.

In the United States, earnings were about a third of those reported last year, following the rise in impaired loans and substantially higher loan loss provisions in 2001. As well, a greater focus on returns and credit quality resulted in lower asset levels.

Outlook

The slowdown in the North American economy, particularly in the U.S., is expected to continue well into 2002. On the positive side, several initiatives are under way to proactively manage our credit risk, use our capital more efficiently and grow our business.

Scotia Capital	**2001**	2000	1999
Financial performance *($ millions)*			
Net interest income	**$ 1,598**	$ 1,385	$ 1,200
Other income	**1,196**	1,001	974
Provision for credit losses	**(754)**	(412)	(136)
Non-interest expenses	**(984)**	(909)	(796)
Income taxes	**(370)**	(415)	(497)
Net income	**$ 686**	$ 650	$ 745
Return on equity (%)	**12.5**	13.6	–
Average earning assets ($ billions)	**115**	101	97
Productivity ratio (%)	**35.2**	38.1	36.6
Vital statistics			
Staffing	**1,488**	1,526	1,577
Number of calls	**11,440**	11,810	12,910

Risk Management

Risk Management Overview

Risk Management Objectives

Scotiabank's objective is to manage the risks in its businesses to create and protect shareholder value. Through its various businesses, the Bank is exposed to four major types of risk – credit, market, liquidity and operational risk.

Risk Management Approach

The Bank's risk management approach reflects seven key principles:

- Board approval of risk strategies, policies and limits
- Extensive diversification of risk in the Bank's portfolios
- Established risk rating indicators for individual customers and lines of credit
- Continuous review of risk profiles of individual customers and portfolios
- Independent review, analysis and valuation of all risk-taking activities
- Achieving a balance between risk and return, including the allocation of capital to business lines and portfolios, in line with risk profiles
- Comprehensive internal audit review of individual risks and portfolios, with independent reporting by the Internal Audit function to the Audit Committee of the Board.

The Bank's risk management processes are structured to facilitate identification and measurement of the risks in its various business activities and to formulate risk management strategies, policies and procedures. Risks are maintained within the limits established by the Board of Directors and implemented by the senior risk management committees described below.

Credit Risk

Credit risk is the potential for loss when a customer fails to meet its obligations to repay the Bank. Credit risk arises in the Bank's direct lending operations. It also occurs in the Bank's funding, investment and trading portfolios, where counterparties have repayment or other obligations to the Bank.

Credit Processes

Credit risk is managed through policies and standards established by the Board of Directors. These policies and standards are reviewed by the Board at least once a year. In addition, the Board routinely reviews the quality of the major portfolios, sets all major credit limits and reviews all the larger credits.

The Loan Policy Committee reviews the policies, standards and limits under which credit risk is controlled, and proposes to the Board any changes that may be required from time to time. This committee also performs detailed risk reviews of individual portfolios.

Credit adjudication for corporate and commercial credits is highly centralized. Each credit proposal is based on an analysis of the creditworthiness of the individual customer. Before adjudication, each proposal is submitted to a credit unit independent of the business line for analysis and recommendation. All major credit decisions are referred for adjudication to one of four senior credit committees. The larger credits are referred to the Loan Policy Committee and, in certain cases, to the Board of Directors. Each credit decision is taken in a manner to ensure ongoing compliance with the credit policies and limits of the Bank.

Board of Directors

Reviews and approves risk management strategies, policies, standards and key limits

Senior Management Committees

Loan Policy Committee: reviews key risk exposures and risk policies, and adjudicates risk issues referred by the Senior Credit and Market Risk committees.

Liability Committee: provides strategic direction in the management of global interest rate risk, foreign exchange risk, liquidity risk, and trading and investment portfolio decisions.

Senior Credit Committees: adjudicate non-retail credits within prescribed limits, and establish the operating rules and guidelines for the implementation of credit policies. Separate committees cover commercial, international, corporate and investment banking counterparties.

Market Risk Management and Policy Committee: oversees and establishes standards for market and liquidity risk management processes within the Bank, including the review and approval of new products, limits, practices and policies for the Bank's principal trading and treasury activities.

Scotia Capital Trading Risk Committee: on an ongoing basis, assesses and monitors overall market risks, risk control mechanisms, credit risk and compliance issues as they relate to trading businesses.

Decisions on retail credits and on the smallest commercial loans are made through the use of sophisticated scoring models. Branches and customer service centres use these scoring models to reach their decision. These models are subject to thorough ongoing review to ensure the continuing validity of their parameters. Any proposed changes to these models or their parameters require analysis and recommendation from a credit unit independent of the business line and approval by the appropriate senior credit committee.

The Bank uses advanced modeling techniques to evaluate risks within the various portfolios, and potential co-variances of risk across portfolios. These analytical techniques use independent data sources that provide information on corporations, industries and countries, to assist in the evaluation of broad risks within the Bank's credit portfolios. These analytical techniques also assist in determining whether changes need to be made to the credit policies or limits.

Corporate and commercial credits, once authorized, are monitored by business line and credit department personnel for signs of deterioration in a counterparty's financial condition which could affect the counterparty's ability to meet its obligations to the Bank. In addition, a full review and risk analysis of each client relationship is undertaken at least annually. These reviews consider the overall credit exposure, including swaps, letters of credit and other off-balance sheet instruments. Additional reviews are carried out more frequently in the case of higher risk credits.

Risk Diversification

The Bank's credit policies and limits are structured to ensure broad diversification across various types of credit risk. Limits are set for exposures to individual borrowers, to particular industries and to specific countries, as well as for particular types of lending. Limits are set on overall exposures by risk rating category within each business line.

Well diversified in Canada, and internationally...
loans & acceptances, excl reverse repos, September 2001



Canada
United States
9% Latin America
7% Caribbean
7% Europe/Middle East
3% Asia

...and in household and business lending
loans & acceptances, excl reverse repos, September 2001



Business
Residential mortgages
12% Personal
4% Financial & government

The Bank conducts regular reviews of each of the segments within the various types of lending, industries and countries to ensure emerging difficulties are identified and corrective action is taken.

Retail portfolios are reviewed on a monthly basis for emerging trends in credit quality. The creditworthiness of individual retail borrowers is assessed through the use of scoring models and internal analysis of predictive characteristics. These processes assist in determining whether the borrower's line of credit should be adjusted.

The Bank conducts ongoing reviews of the corporate and commercial loan portfolios to identify vulnerable industry sectors. The exposures by industry category are set out in Table 16 on page 37.

One industry sector that experienced some stress during fiscal 2001 was telecommunications and cable. The Bank's exposure to this sector totalled $4.9 billion at October 31, 2001, of which $1.8 was to investment-grade customers. A further $1.4 billion of the loans was extended to cable operators with stable cash flows. The remaining exposure to unregulated telephone, wireless and other companies was $1.7 billion. Net impaired loans in this portfolio were minimal at $93 million at year end.

As well, the events of Sept. 11, 2001 negatively affected the insurance, airline, hotel and leisure industry sectors. Our total exposure to these sectors was only 2.3% of total loans and acceptances. Our portfolio is comprised mainly of larger companies that have good cash flows and access to financial markets, thereby enabling them to withstand the current economic downturn. As a result, we do not anticipate a material loss from our exposure to these sectors.

Regular reviews of the Bank's exposures to individual countries are also conducted to identify areas of weakness.

During the year, considerable attention has been focused on Argentina, which has been suffering from the effects of a recession that began in 1998. As well, Argentina's financial markets have experienced periods of significant volatility, with interest rates rising to exceptionally high levels. Late in the year, the government of Argentina announced a voluntary debt exchange program in order to ease the burden on its cash flows. The exchange program is intended to complement comprehensive policy measures, which are collectively designed to reduce interest rates, restore credit-worthiness and lay the foundation for economic growth. However, there is considerable uncertainty surrounding these events, including the possibility of loss for the Bank, and we are monitoring the situation closely.

Regular reports are made to the Board of Directors with the results of these industry and country reviews. Recommendations are made to curtail activities in sectors where problems are emerging, and increase limits in those areas where the risk and reward profile indicates opportunities for further profitable business.

Market Risk

Market risk refers to the risk of loss resulting from changes in interest rates, foreign exchange rates, market prices and volatilities that arise from the Bank's funding, investment and trading activities.

Funding	Investment	Trading
- interest rate risk	- interest rate risk	- interest rate risk
- foreign exchange risk	- foreign exchange risk	- foreign exchange risk
	- equities risk	- equities risk
		- commodities risk

Interest rate risk arises where there is a mismatch between positions that are subject to interest rate adjustment within a specified period. Interest rate risk also includes changes in credit spreads, which represent the premium charged by the market for differences in general or specific credit quality and liquidity. Foreign exchange risk arises from trading activities, foreign currency earnings and investments in foreign subsidiaries. Market risk also arises when the Bank is exposed to changes in prices for assets such as precious and base metals, fixed income securities and equities.

Market risk is managed through policies and standards established by the Board of Directors, and are formally reviewed at least once a year. The Board approves key risk limits and regularly reviews the risks and performance of the various lines of business.

Within the policy and limit framework established by the Board, the Liability Committee (LCO) and the Market Risk Management and Policy Committee (MRMPC) provide senior management oversight of the various activities that expose the Bank to market risk. The LCO is primarily focused on asset liability management, which covers funding and investment activities. The MRMPC is responsible for the approval of new products, limits and practices for trading, funding and investment activities. All market risk limits are reviewed at least annually.

Risk Measurement

Since no single risk statistic can reflect all aspects of market risk, the Bank uses a variety of techniques to identify, measure and control the market risks it assumes in its various activities. The key market risk measurement techniques are summarized below.

Value at Risk

Value at Risk (VAR) is an estimation of the potential for loss of value that could result from holding a position for a specified period of time within a given level of statistical confidence. For trading books, VAR is calculated daily at a 99% confidence level, for one and 10-day holding periods, using historical simulations based on 300 days of market data. VAR is also used to evaluate risks arising in certain funding and investment portfolios. The Bank conducts formal analysis on an ongoing basis to ensure the accuracy and quality of the VAR.

Stress testing

VAR measures potential losses in normally active markets. Stress testing examines the impact that abnormally large swings in market factors, and periods of prolonged inactivity, might have on trading portfolios. The stress testing program is designed to identify key risks and ensure that the Bank's capital can easily absorb potential losses from stress events. The Bank subjects its trading portfolios to more than 200 stress scenarios on a monthly basis. A selected set of stress tests is performed daily. From time to time, the Bank also uses stress testing scenarios to evaluate the integrity of its investment portfolio, using stress tests based on specific market events.

Sensitivity analysis and simulation modeling

Sensitivity analysis assesses the effect of changes in interest rates on current earnings and on the economic value of assets and liabilities. It is applied globally to the major currencies within the Bank's operations. Simulation models enable the Bank to assess interest rate risk under a variety of scenarios through time. The models incorporate assumptions about growth, mix of new business, changes in interest rates, shape of the yield curve, embedded product options, maturities and other factors. Simulation modeling under various scenarios is particularly important for managing risk in the deposit, lending and investment products the Bank offers to its retail customers.

Gap analysis

Gap analysis is primarily used to measure interest rate sensitivity. A liability gap occurs when more liabilities than assets are subject to rate changes during a given time period. The Bank applies gap analysis in its retail and wholesale banking operations.

Funding and Investment Activities

The Bank's asset liability management processes focus on measuring, managing and controlling the market risks arising in the Bank's funding and investment activities. The Liability Committee meets weekly to review risks, capitalize on opportunities and evaluate performance.

Interest rate risk

Interest rate risk arising from the Bank's funding and investment activities is controlled by global limits, which are approved annually by the Board of Directors. These limits are designed to control the risk to revenue and economic value. Interest rate exposures in individual currencies are managed by gap limits. Gap analysis, simulation modeling, sensitivity analysis and VAR are used to assess exposures and for planning purposes.

During fiscal 2001, central banks continued to reduce interest rates in response to the deteriorating global economy. In anticipation of the action by central banks, the Bank took steps to increase its liability gaps. The chart to the right shows that the Bank's one-year Canadian dollar liability gap steadily widened during the year. The Bank also benefited from increases in the liability gaps for most foreign currencies and, in particular, the U.S. dollar, which is the largest foreign component. The Bank's positioning resulted in a larger margin contribution from both the Canadian and foreign currency components.

Interest rate gap

$ billions, one-year liability gap



12
8
4
0
97 98 99 00 01
foreign currencies (mainly US$)
Canadian dollars

Based on the Bank's interest rate positions at year end 2001, an immediate and sustained 100 basis point rise in interest rates across all currencies and maturities, would lower net income after tax by approximately $63 million over the next 12 months. During fiscal 2001, this measure has ranged between $51 million and $107 million. This same shock would reduce the present value of the Bank's net assets by approximately $549 million (versus $371 million in 2000).

Foreign currency risk

Foreign currency risk arising from the Bank's investments in foreign subsidiaries and foreign currency operations is subject to a Board-approved limit. The Liability Committee reviews and manages these exposures.

Equities risk

Equities risk arises from the Bank's investing activities, and is controlled by limits that are approved annually by the Board of Directors. Equity investments include common and preferred shares, as well as a diversified portfolio of third party managed funds. Preferred shares are held primarily to generate attractive after-tax yields, while other investments are held primarily for capital appreciation.

Trading Activities

The objective of Scotiabank's policies, processes and controls for trading activities is to achieve a balance between exploiting profitable trading opportunities and managing earnings volatility, within a framework of sound and prudent practices. Trading activity is customer focused, but also includes a proprietary component. The key risks include foreign exchange risk, interest rate risk, equities risk and commodities risk. These various risks are subject to similar processes and controls, as described below.

In its daily evaluation of trading activities, senior management is supported by comprehensive measurement and control systems. Trading activity is subject to explicit limits which are established by currency, instrument, position and term. Portfolios are marked to market daily, and valuations are reviewed independently on a regular basis.

The back office and risk management units independently review and report on all aspects of trading activity. They provide daily reports of profit and loss, VAR, and limit compliance to appropriate departments and executive management for evaluation and action. Independent risk management units are also responsible for conducting regular reviews of models and valuations. These units execute and analyze stress testing, sensitivity analysis and VAR calculations, and review and participate in new product development.

The Board of Directors annually approves aggregate VAR and stress testing limits for the Bank's trading portfolios, and reviews the results quarterly. The Market Risk Management and Policy Committee also sets VAR limits by business line and reviews the results monthly. For fiscal 2001, the aggregate 10-day VAR averaged $21.0 million, and ranged from $12.3 million to $32.6 million. This compares to an average of $23 million for fiscal 2000.

The table below illustrates the relative importance of the risk factors within the Bank's trading portfolio. The average all-Bank VAR was less than 63% of the sum of the individual risk factors, due to portfolio diversification and the effects of correlation. During fiscal 2001, the Bank's market risk was dominated by interest rate risk and equities risk.

VAR By Risk Factor

Risk Factor	Average VAR (Millions)
Interest Rate	13.45
Equities	13.68
Foreign Exchange	3.90
Commodities	2.33
All-Bank VAR	21.00

Although revenues grew substantially, the trading business did not take on increased market risk. The histogram below shows the distribution of daily net trading revenue for fiscal 2001. The average daily trading-related revenue was $2.8 million, a significant increase from the $1.9 million average for fiscal 2000. This growth was due to successful positioning during a year of increased market volatility, as well as the Bank's success in offering structured financing and hedging solutions to corporate clients. These structured transactions can be large, and may involve combinations of cash and derivative products. The Bank's residual market risk in these deals is usually minimal, and returns are earned by providing structuring expertise and by taking credit risk. Rigorous controls ensure that such deals receive close scrutiny to identify and address credit, market, legal, tax or other risks. The various risk management committees are involved in the review and approval of such deals.

Low variability of net trading revenues
period ending October 31, 2001



Gain
Neutral
Loss
5th percentile -$2.0 million
median $2.8 million
95th percentile $9.0 million
no. of days
35
30
25
20
15
10
5
-7 -6 -4 -2 0 2 4 6 8 10 12 14 16
($ millions)

As a result of the unprecedented events in the United States on Sept. 11, 2001, trading in major markets was suspended for periods ranging between one and several days. In addition, the Bank's New York premises were rendered inaccessible. As markets reopened, the Bank's trading activity was kept to a minimum and focused on risk reduction. The Bank maintained its risk measurement and monitoring capabilities during the period and ensured that key risk positions were identified and reported. Broad diversification of risks in the trading book has meant that the Bank's trading profitability was not significantly affected by these events.

Derivative Products

The Bank uses derivatives to manage market risks arising from its funding and investment activities, and to lower its cost of capital. The Bank uses several types of derivative products to hedge interest rate risk exposure. Forwards, swaps and options are also used to manage foreign exchange risk. As a dealer, the Bank markets derivatives to its customers and engages in position taking for its own account.

The Bank trades in a wide variety of instruments, such as interest rate swaps and options and currency swaps, equity and credit derivatives, and more complex structured products. Derivative transactions are subject to the same control, reporting and analytical processes which are applied to the Bank's trading activities. Additional controls and analytical techniques are also applied to address certain market-related risks unique to derivative products.

To control credit risk, the Bank applies limits to each counterparty, measures exposure as the current fair value plus potential future exposure, and applies credit mitigation techniques, such as netting and collateralization. The Bank's derivatives portfolio is composed primarily of short-term instruments with high-quality counterparties. More than 90% of the credit risk amount arising from the Bank's derivative transactions is with investment grade counterparties, up slightly from last year.

During the past year, the Bank has expanded the scope of its credit derivatives activities. Credit derivatives may be linked to the value of an underlying credit instrument, such as a bond or loan, or structured to pay out only upon specified credit events, such as a default. In its capacity as a dealer, the Bank markets credit derivatives, along with cash products, such as bonds and loans. The Bank may use credit derivatives to take or reduce credit risk in the management of its lending and investment portfolios. The risk issues of credit derivatives, such as valuation, risk measurement and model risk, are similar to those of other derivatives, and are subject to all of the same controls.

Liquidity Risk

Liquidity risk arises from mismatches in cash flows. The objective of the liquidity management process is to ensure that the Bank is in a position to honour all of its financial commitments as they come due. To fulfil this objective, the Bank measures and forecasts its cash commitments, applies controls to its cash flow gaps, maintains diversified sources of funding, sets prudent limits and ensures immediate access to liquid assets. Maintaining a strong credit rating also ensures timely access to borrowing on favourable rates and terms. The Bank uses gap analysis to measure liquidity risk associated with its major currencies and conducts scenario testing to evaluate its liquidity assumptions and its ability to sustain operations under duress.

The Board of Directors annually approves limits to control the Bank's global net cumulative liability cash flow gap and minimum core liquid assets for key global currencies. The Liability Committee evaluates the Bank's liquidity profile on a weekly basis.

Formal liquidity contingency plans are an integral part of the Bank's overall business resumption plans. Despite the disruption in the Bank's global operations caused by the tragic events in the United States on Sept. 11, 2001, the Bank continued to meet its liquidity commitments on a timely basis.

Table 11 Interest rate gap

Interest rate sensitivity position[1] *As at October 31, 2001 ($ billions)*	Within 3 months	3 to 12 months	Over 1 year	Non-interest rate sensitive	**Total**
Canadian dollars					
Assets	$ 75.0	$ 14.9	$ 41.7	$ 5.6	**$ 137.2**
Liabilities	68.5	23.2	23.9	21.6	**137.2**
Gap	6.5	(8.3)	17.8	(16.0)	
Cumulative gap	6.5	(1.8)	16.0	–	
Foreign currencies					
Assets	106.9	10.4	19.0	10.9	**147.2**
Liabilities	126.8	3.4	3.5	13.5	**147.2**
Gap	(19.9)	7.0	15.5	(2.6)	
Cumulative gap	(19.9)	(12.9)	2.6	–	
Total					
Gap	$ (13.4)	$ (1.3)	$ 33.3	$ (18.6)	
Cumulative gap	(13.4)	(14.7)	18.6	–	
As at October 31, 2000:					
Gap	$ (1.7)	$ (4.0)	$ 24.1	$ (18.4)	
Cumulative gap	(1.7)	(5.7)	18.4	–	

(1) The above figures reflect the inclusion of off-balance sheet instruments, as well as an estimate of prepayments on consumer and mortgage loans. The off-balance sheet gap is included in liabilities.

Table 12 Liquidity

For the fiscal years ($ millions)	**2001**	2000	1999	1998	1997
Canadian dollar liquid assets					
Cash and deposits with Bank of Canada	**$ 1,062**	$ 648	$ 642	$ 680	$ 404
Deposits with other banks	**1,124**	1,131	1,327	1,399	2,769
Securities	**25,284**	22,129	16,571	15,109	14,417
Call and short loans	–	–	–	–	25
	27,470	23,908	18,540	17,188	17,615
Foreign currency liquid assets					
Cash and deposits with Bank of Canada	**2,147**	1,598	1,302	1,680	654
Deposits with other banks	**15,827**	15,368	13,844	19,141	14,347
Securities	**17,702**	12,058	10,229	7,531	7,200
Call and short loans	**291**	–	–	86	–
	35,967	29,024	25,375	28,438	22,201
Total liquid assets					
Cash and deposits with Bank of Canada	**3,209**	2,246	1,944	2,360	1,058
Deposits with other banks	**16,951**	16,499	15,171	20,540	17,116
Securities	**42,986**	34,187	26,800	22,640	21,617
Call and short loans	**291**	–	–	86	25
	$63,437	$ 52,932	$ 43,915	$ 45,626	$ 39,816
Liquid assets as a % of total assets	**22.3%**	20.9%	19.7%	19.5%	20.4%

Funding

Scotiabank relies on a broad range of funding sources and applies prudent limits to avoid undue concentration. The principal sources of funding are capital, core deposits from retail and commercial clients, and wholesale deposits raised in the interbank and commercial markets. Scotiabank's extensive domestic and international branch network provides a strong foundation for diversifying its funding and raising the level of core deposits.

Despite the steepening of the yield curve and steady drop in interest rates during fiscal 2001, the Bank continued to attract both retail and institutional deposits. This increase in the supply of funds can largely be attributed to a migration of funds from equity markets.

Funding is further enhanced by asset securitization and note issuance programs. During 2001, the Bank securitized $1.0 billion in personal lines of credit, issued $2.5 billion in euro medium-term notes and $765 million of mid-term notes in the domestic market. The Bank also sold $600 million of NHA mortgage-backed securities to Canada Housing Trust as a participant in the Canada Mortgage Bond program.

Substantial *core funds*

$ billions, October 31



120
90
60
30
97
98
99
00
01

The Bank benefits considerably from its substantial core funds, which now represent half of total funding. In 2001, core funds continued to grow, reaching $134 billion as at October 31, 2001 (2000 – $118 million).

Liquid Assets

The Bank maintains large holdings of liquid assets which can be used to sustain operations in the event of unexpected disruptions. As at October 31, 2001, liquid assets were $63 billion (2000 – $52.9 billion), equal to 22% of total assets, slightly above last year's levels. These assets consisted of securities, 68% (2000 – 65%), and cash and deposits, 32% (2000 – 35%).

The Bank pledges a portion of its liquid assets to support its participation in certain markets and activities. As at October 31, 2001, total assets pledged were $42.9 billion (2000 – $31.1 billion). Most of this amount was associated with the Bank's securities repurchase and borrowing activities.

Operational Risk

Operational risk is the risk of loss resulting from inadequate or failed internal processes, human behaviour and systems, or from external events. Operational risk losses can be categorized into the following loss types:

- Errors or breakdowns in transaction processing including compensation paid to customers, and disbursements made to incorrect parties and not recovered;
- Legal liability arising from failure to meet legislative or contractual requirements, including employment standards and health or safety laws;
- Fines and penalties incurred as a result of failure to comply with regulations or legislation;
- Losses due to fraud, theft and unauthorized activities; and
- Loss or damage to assets due to natural disasters, acts of terrorism or war, or other accidents.

The Bank has established groupwide standards for risk analysis and control including risk management policies, a rigorous planning process, regular organizational review, thorough enforcement of the Bank's Guidelines for Business Conduct, and clearly defined and documented approval authorities.

Operational risk is managed and controlled within the individual business lines, and a wide variety of checks and balances to address operational risks have been developed as an important part of our risk management culture. Examples of safeguards developed to minimize the potential for material adverse impact on the Bank include:

- Continuous identification, assessment, measurement and management of operational risks faced by the Bank;
- Trained and competent staff, including a knowledgeable and experienced management team committed to risk management;
- Segregation of duties and delegation of authority; and
- A comprehensive business recovery planning process, including business resumption plans for all key operations areas, and extensive on- and off-site backup facilities to ensure the availability of service delivery.

As well, regular audits by an experienced independent internal audit department include comprehensive reviews of the design and operation of internal control systems in all business and support groups, new products and systems, and the reliability and integrity of data processing operations.

Recognizing the need for a co-ordinated, groupwide approach to implement new methodologies and manage advances in the area of operational risk, the Bank has created a new unit with global responsibility for operational risk management. Working closely with business lines and specialist groups, this unit has been proactive in developing and implementing new methods to identify, measure, assess and manage operational risk. Initiatives include defining a framework to identify risk and building a centralized database of operational losses for risk quantification.

Supplementary Data*

Credit Risk

Table 13 Geographic distribution of earning assets

As at September 30 ($ billions)	2001 Balance	2001 % of earning assets	2000	1999	1998	1997
North America						
Canada	**$135.3**	**53.2%**	$ 133.0	$ 122.7	$ 119.2	$ 111.9
United States	**43.1**	**17.0**	44.0	38.9	38.9	28.2
	178.4	**70.2**	177.0	161.6	158.1	140.1
Europe						
United Kingdom	**10.4**	**4.1**	9.2	8.1	8.8	6.5
France	**1.5**	**0.6**	1.9	1.7	2.4	2.2
Germany	**3.5**	**1.4**	3.3	2.4	2.3	1.6
Other	**8.0**	**3.2**	5.9	6.4	7.6	5.5
	23.4	**9.3**	20.3	18.6	21.1	15.8
Asia						
Japan	**1.4**	**0.5**	1.3	1.3	2.6	4.6
Hong Kong	**1.4**	**0.5**	2.0	1.6	1.7	1.4
South Korea	**1.5**	**0.6**	1.4	1.4	1.2	0.9
Other	**4.7**	**1.9**	3.7	3.5	3.9	3.8
	9.0	**3.5**	8.4	7.8	9.4	10.7
Caribbean						
Jamaica	**3.2**	**1.2**	2.8	2.7	2.4	1.8
Puerto Rico	**2.4**	**1.0**	2.1	2.0	2.0	1.5
Bahamas	**1.7**	**0.7**	1.5	1.4	1.3	0.9
Trinidad & Tobago	**1.7**	**0.7**	1.5	1.3	1.2	0.8
Other	**5.2**	**2.0**	4.6	4.2	4.0	3.0
	14.2	**5.6**	12.5	11.6	10.9	8.0
Latin America						
Argentina	**3.7**	**1.4**	3.7	3.3	3.4	0.4
Chile	**3.0**	**1.2**	3.1	0.4	0.4	0.2
Mexico	**19.7**	**7.7**	1.5	1.2	1.4	1.0
Other	**3.9**	**1.6**	3.3	2.8	2.9	1.4
	30.3	**11.9**	11.6	7.7	8.1	3.0
Middle East and Africa	**0.4**	**0.1**	0.4	0.6	0.6	0.2
General provision[1]	**(1.5)**	**(0.6)**	(1.3)	(1.3)	(0.6)	(0.5)
Total	**$254.2**	**100.0%**	$ 228.9	$ 206.6	$ 207.6	$ 177.3

(1) As at October 31.

** Certain comparative amounts in this report have been reclassified to conform with current year presentation.*

Table 14 Cross-border exposure to select geographic areas[(1)]

As at October 31 ($ millions)	Loans	Interbank deposits	Trade	Government securities	Investment in subsidiaries and affiliates	Other	**2001 Total**	2000 Total
Asia								
Thailand	$ 110	$ –	$ 14	$ –	$ –	$ 20	**$ 144**	$ 108
Indonesia	128	–	–	–	–	–	**128**	182
Malaysia	650	18	20	219	121	3	**1,031**	715
The Philippines	123	–	–	190	–	–	**313**	313
	1,011	18	34	409	121	23	**1,616**	1,318
South Korea	656	–	455	441	–	2	**1,554**	1,425
Hong Kong	478	–	70	16	–	4	**568**	872
Other[(2)]	274	8	107	–	–	23	**412**	344
	2,419	26	666	866	121	52	**4,150**	3,959
Latin America								
Mexico	497	–	235	1,012	329[(3)]	9	**2,082**	1,460
Brazil	66	–	555	519	–	–	**1,140**	1,070
Argentina[(4)]	346	31	168	143	326[(3)]	–	**1,014**	905
Venezuela	11	–	–	208	130	1	**350**	363
Chile	209	238	27	–	202[(3)]	12	**688**	445
Other[(5)]	996	50	123	125	170	–	**1,464**	983
	2,125	319	1,108	2,007	1,157	22	**6,738**	5,226
Central and Eastern Europe	–	–	1	5	–	–	**6**	8
Total	$ 4,544	$ 345	$ 1,775	$ 2,878	$ 1,278	$ 74	**$10,894**	$ 9,193

(1) Cross-border exposure represents a claim, denominated in a currency other than the local one, against a borrower in a foreign country on the basis of ultimate risk.
(2) Includes China, Singapore, and Taiwan.
(3) Excludes goodwill.
(4) After deducting the reserves of $100 million, established in 2001, total Argentine exposure would be $914 million as at October 31, 2001.
(5) Includes Colombia, Costa Rica, El Salvador, Panama, Peru and Uruguay.

Table 15 Loans and acceptances by geography

Excludes reverse repos						**Percentage mix**	
As at September 30 ($ billions)	**2001**	2000	1999	1998	1997	**2001**	1997
Canada							
Atlantic provinces	**$ 9.3**	$ 9.2	$ 9.1	$ 9.0	$ 8.4	**5.9%**	6.8%
Quebec	**6.9**	8.1	7.5	7.6	7.2	**4.4**	5.8
Ontario	**51.5**	50.7	48.3	48.1	46.6	**32.8**	38.0
Manitoba and Saskatchewan	**4.8**	4.4	4.2	4.1	3.9	**3.0**	3.2
Alberta	**11.1**	11.0	10.0	9.9	8.7	**7.0**	7.1
British Columbia	**12.2**	12.4	12.1	12.2	11.2	**7.8**	9.1
	95.8	95.8	91.2	90.9	86.0	**60.9**	70.0
International							
United States	**21.5**	23.5	22.0	25.5	18.0	**13.7**	14.7
Europe	**10.3**	9.3	7.9	9.1	6.7	**6.6**	5.4
Caribbean	**10.6**	9.4	8.7	8.4	6.3	**6.7**	5.2
Asia	**5.2**	5.8	5.7	5.9	5.3	**3.3**	4.3
Latin America	**15.0**	7.6	4.4	4.7	0.9	**9.5**	0.7
Middle East and Africa	**0.3**	0.3	0.4	0.4	0.1	**0.2**	0.1
	62.9	55.9	49.1	54.0	37.3	**40.0**	30.4
General provision[(1)]	**(1.5)**	(1.3)	(1.3)	(0.6)	(0.5)	**(0.9)**	(0.4)
Total loans and acceptances	**$157.2**	$ 150.4	$ 139.0	$ 144.3	$ 122.8	**100.0%**	100.0%

(1) As at October 31.

Table 16 Loans and acceptances by type of borrower

Excludes reverse repos	2001				
As at September 30 ($ billions)	**Balance**	**% of total**	2000	1999	1998
Loans to households					
Residential mortgages	**$ 52.5**	**33.4%**	$ 49.8	$ 47.6	$ 45.2
Personal loans	**19.7**	**12.5**	17.7	16.5	19.7
	72.2	**45.9**	67.5	64.1	64.9
Loans to businesses and governments					
Resource and manufacturing, excluding automotive					
Oil and gas	**3.5**	**2.2**	4.3	3.3	3.7
Food and beverage	**3.4**	**2.1**	3.0	2.5	2.8
Electrical and other machinery	**3.2**	**2.0**	2.9	2.7	2.5
Chemicals	**2.7**	**1.7**	2.0	1.8	2.0
Forest products	**2.5**	**1.6**	2.1	2.2	2.4
Agriculture	**2.3**	**1.5**	2.2	2.0	1.8
Primary metals	**2.2**	**1.4**	2.1	2.0	2.0
Mining	**1.7**	**1.1**	1.5	1.8	1.6
Other	**4.9**	**3.2**	5.4	4.4	4.7
	26.4	**16.8**	25.5	22.7	23.5
Wholesale and retail distribution, excluding automotive	**6.4**	**4.1**	6.8	6.7	6.7
Automotive manufacturing and distribution	**5.6**	**3.6**	6.0	5.8	6.0
Telecommunications and cable	**4.9**	**3.1**	4.1	2.4	3.1
Transportation	**4.8**	**3.0**	5.3	4.6	4.7
Banks and other financial services	**4.4**	**2.8**	4.7	4.4	5.1
Utilities	**3.9**	**2.5**	2.6	2.3	2.7
Construction	**3.6**	**2.3**	3.1	2.8	2.4
Real estate	**3.5**	**2.2**	4.5	4.1	4.3
Media	**3.4**	**2.1**	3.6	2.9	3.2
Hotels	**3.1**	**2.0**	2.7	2.5	2.3
Government	**1.8**	**1.1**	0.9	0.9	1.0
Holding companies	**1.7**	**1.1**	2.2	2.6	3.7
Commercial mortgages	**1.4**	**0.9**	1.7	1.6	1.8
Health services	**1.4**	**0.9**	1.6	1.9	2.3
Other services	**10.2**	**6.5**	8.9	8.0	7.2
	86.5	**55.0**	84.2	76.2	80.0
General provision[1]	**(1.5)**	**(0.9)**	(1.3)	(1.3)	(0.6)
Total loans and acceptances	**$ 157.2**	**100.0%**	$ 150.4	$ 139.0	$ 144.3

(1) As at October 31.

Table 17 Off-balance sheet credit instruments

As at October 31 ($ billions)	**2001**	2000	1999	1998	1997
Guarantees and letters of credit	**$ 12.5**	$ 12.0	$ 11.5	$ 11.5	$ 10.1
Commitments to extend credit	**132.6**	127.7	115.0	101.5	88.9
Securities lending and purchase commitments	**3.9**	5.5	3.0	3.1	4.6
Total	**$ 149.0**	$ 145.2	$ 129.5	$ 116.1	$ 103.6

Table 18 Changes in net impaired loans[1]

As at October 31 ($ millions)	2001	2000	1999	1998	1997
Gross impaired loans					
Balance at beginning of year	**$ 2,741**	$ 2,380	$ 2,291	$ 2,137	$ 2,021
Newly acquired subsidiaries – balance at date of acquisition	**906**	121	–	237	280
Net additions	**1,820**	965	809	368	311
Writeoffs	**(1,165)**	(781)	(658)	(552)	(519)
Foreign exchange and other	**137**	56	(62)	101	44
Balance at end of year	**4,439**	2,741	2,380	2,291	2,137
Allowance for credit losses[2]					
Balance at beginning of year	**2,802**	2,536	1,870	1,544	1,278
Newly acquired subsidiaries – balance at date of acquisition	**919**	153	–	160	138
Provision for credit losses charged to:					
Income	**1,425**	765	635	595	535
Retained earnings	**–**	–	550[3]	–	–
Writeoffs	**(1,165)**	(781)	(658)	(552)	(519)
Recoveries	**123**	113	138	57	70
Foreign exchange and other	**76**	16	1	66	42
Balance at end of year	**4,180**	2,802	2,536	1,870	1,544
Net impaired loans					
Balance at beginning of year	**(61)**	(156)	421	593	743
Net change in gross impaired loans	**1,698**	361	89	154	116
Net change in allowance for credit losses	**(1,378)**	(266)	(666)	(326)	(266)
Balance at end of year	**$ 259**	$ (61)	$ (156)	$ 421	$ 593

(1) Excludes net impaired loans pertaining to designated emerging markets.
(2) Comprises specific and general provisions.
(3) Refer to footnote (1) on page 6.

Table 19 Specific provisions for credit losses by business line

For the fiscal years ($ millions)	2001	2000	1999	1998	1997
Domestic					
Retail	**$ 140**	$ 140	$ 150	$ 216	$ 172
Commercial	**106**	28	84	80	60
	246	168	234	296	232
International					
Latin America	**162**	99	73	26	–
Caribbean	**62**	61	33	29	37
Asia	**25**	16	–	97	134
Europe	**1**	9	9	3	3
	250	185	115	155	174
Scotia Capital					
Canada	**38**	33	(87)	2	(22)
United States and other	**716**	379	223	42	(24)
	754	412	136	44	(46)
Total	**$ 1,250**	$ 765	$ 485	$ 495	$ 360

Table 20 Provisions for credit losses as a percentage of average loans and acceptances

For the fiscal years (%)	2001	2000	1999	1998	1997
Canada					
Residential mortgages, personal and credit cards	**0.23%**	0.23%	0.25%	0.37%	0.35%
Business	**0.34**	0.15	(0.01)	0.22	0.12
U.S. and Other International	**1.22**	0.87	0.57	0.40	0.37
Weighted subtotal – specific provisions	**0.68**	0.46	0.31	0.34	0.30
General provision	**0.10**	–	0.10[1]	0.07	0.14
Country risk provision	**–**	–	–	–	n/a
Weighted total	**0.78%**	0.46%	0.41%	0.41%	0.03%

(1) Refer to footnote (1) on page 6.

Table 21 Capital funding activity

Issues	Maturities/Redemptions/Repurchases	
None	**Subordinated debentures**	
	November 30, 2000:	$25,000,000 5.75% debentures due May 12, 2014
	March 1, 2001:	$3,751,000 11.40% debentures due March 1, 2001
	March 26, 2001:	$34,826,000 10.75% debentures due March 26, 2001
	July 19, 2001:	$42,898,000 10.35% debentures due July 19, 2001
	Preferred shares	
	April 26, 2001:	$71,000 Series 10 non-cumulative preferred shares

Table 22 Risk-weighted assets

As at October 31 ($ billions)

Conversion factor	Weighting factor		2001 Gross	2001 Risk-weighted	2000 Gross	2000 Risk-weighted
On-balance sheet						
–	0 – 20%	Cash resources	**$ 20.2**	**$ 3.0**	$ 18.8	$ 3.3
–	0 – 100%	Securities[1]	**53.3**	**11.3**	41.4	7.4
–	0 – 50%	Residential mortgages	**52.3**	**13.7**	50.0	13.0
–	0 – 100%	Loans and acceptances	**132.5**	**99.8**	125.7	95.8
–	0 – 100%	Other assets	**26.1**	**6.1**	17.3	5.5
		Total on-balance sheet	**284.4**	**133.9**	253.2	125.0
Off-balance sheet						
		Indirect credit instruments:				
0%	–	One year and under credit commitments	**92.2**	**–**	84.6	–
20%	0 – 100%	Short-term trade letters of credit	**0.8**	**0.1**	0.8	0.1
50%	0 – 100%	Longer-term credit commitments	**40.4**	**17.7**	43.1	19.2
50%	0 – 100%	Non-financial guarantees, standby letters of credit, NIFs and RUFs	**4.8**	**2.4**	4.4	2.2
100%	0 – 100%	Financial guarantees, standby letters of credit, securities lending and purchase commitments	**10.8**	**4.5**	12.3	4.2
			149.0	**24.7**	145.2	25.7
		Interest rate instruments:				
0 – 1.5%	0 – 50%	Futures and forward rate agreements	**192.7**	**0.1**	221.3	0.1
0 – 1.5%	0 – 50%	Interest rate swaps	**514.1**	**3.3**	451.8	1.3
0 – 1.5%	0 – 50%	Interest rate options	**108.2**	**0.2**	145.0	0.1
			815.0	**3.6**	818.1	1.5
		Foreign exchange instruments:				
1 – 7.5%	0 – 50%	Futures and foreign exchange contracts	**204.2**	**1.5**	160.2	1.3
1 – 7.5%	0 – 50%	Currency swaps	**50.2**	**0.9**	42.0	0.6
1 – 7.5%	0 – 50%	Currency options	**9.2**	**0.1**	11.7	0.1
			263.6	**2.5**	213.9	2.0
6 – 15%	0 – 50%	**Other derivative instruments**	**26.4**	**0.9**	25.8	0.8
		Total off-balance sheet	**1,254.0**	**31.7**	1,203.0	30.0
		Total gross and risk-weighted assets	**1,538.4**	**165.6**	1,456.2	155.0
		Impact of master netting	**–**	**(2.8)**	–	(1.2)
		Market risk – risk assets equivalent[1]	**–**	**2.0**	–	2.3
		Total	**$ 1,538.4**	**$ 164.8**	$ 1,456.2	$ 156.1

(1) Includes assets which are subject to market risk. The risk weighting of these assets is included in "Market risk – risk assets equivalent."

Table 23 Components of net income as a percentage of average total assets[1]

taxable equivalent basis *For the fiscal years (%)*	**2001**	2000	1999[2]	1998	1997
Net interest income	**2.37%**	2.26%	2.11%	2.11%	2.13%
Provision for credit losses	**(0.53)**	(0.32)	(0.28)	(0.28)	(0.02)
Other income	**1.50**	1.54	1.39	1.33	1.50
Net interest and other income	**3.34**	3.48	3.22	3.16	3.61
Non-interest expenses	**(2.08)**	(2.16)	(2.08)	(2.08)	(2.11)
Restructuring provision and goodwill writeoff	**–**	0.01	0.01	–	(0.15)
Net income before the undernoted:	**1.26**	1.33	1.15	1.08	1.35
Provision for income taxes and non-controlling interest	**(0.46)**	(0.52)	(0.47)	(0.43)	(0.50)
Net income	**0.80%**	0.81%	0.68%	0.65%	0.85%
Average total assets ($ billions)	**$271.8**	$ 238.7	$ 229.0	$ 214.0	$ 179.2

(1) Income from tax-exempt securities has been expressed on an equivalent before-tax basis. The provision for income taxes has been adjusted by a corresponding amount: 2001 – $230 million; 2000 – $194 million; 1999 – $163 million; 1998 – $129 million; 1997 – $103 million.
(2) Refer to footnote (1) on page 6.

Table 24 General provision and unrealized gains (losses) on investment securities

For the fiscal years ($ millions)	**2001**	2000	1999	1998	1997
General provision	**$1,475**	$ 1,300	$ 1,300	$ 600	$ 500
Investment securities					
Common and preferred shares	**$ 35**	$ 466	$ 244	$ 50	$ 225
Bonds of designated emerging markets	**173**	283	201	139	372
Other fixed income	**329**	114	(145)	(108)	220
	$ 537	$ 863	$ 300	$ 81	$ 817

Table 25 Assets under administration and management

As at September 30 ($ billions)	**2001**	2000	1999	1998	1997
Assets under administration					
Personal					
Retail brokerage	**$ 41.7**	$ 46.5	$ 36.0	$ 30.3	$ 29.9
Investment management and trust	**47.3**	47.3	46.9	38.8	36.3
	89.0	93.8	82.9	69.1	66.2
Mutual funds	**11.3**	10.5	8.8	8.0	7.9
Institutional	**41.5**	50.6	49.7	40.3	38.3
Total	**$ 141.8**	$ 154.9	$ 141.4	$ 117.4	$ 112.4
Assets under management					
Personal	**$ 8.2**	$ 8.7	$ 7.5	$ 6.8	$ 7.1
Mutual funds	**9.2**	8.1	7.1	4.7	5.0
Institutional	**1.7**	2.0	1.6	2.0	2.0
Total	**$ 19.1**	$ 18.8	$ 16.2	$ 13.5	$ 14.1

Table 26 Fees paid to the shareholders' auditors

For the fiscal years ($ millions)	**2001**	2000	1999[1]
Audit (and related services)	**$ 8.4**	$ 7.2	$ 6.6
Non-audit	**4.5**	3.7	4.4
Total	**$ 12.9**	$ 10.9	$ 11.0

(1) Restated to exclude fees which were paid by the Bank acting as agent.

Table 27 Selected quarterly information

As at and for the three months ended	2001 Q4	2001 Q3	2001 Q2	2001 Q1	2000 Q4	2000 Q3	2000 Q2	2000 Q1
Operating results ($ millions)								
Net interest and other income	**2,658**	**2,681**	**2,549**	**2,383**	2,258	2,375	2,251	1,980
Provision for credit losses	**350**	**325**	**350**	**400**	226	227	177	135
Non-interest expenses	**1,490**	**1,518**	**1,394**	**1,260**	1,291	1,310	1,332	1,186
Income taxes	**212**	**243**	**232**	**189**	223	272	263	232
Net income	**566**	**554**	**539**	**510**	497	548	465	416
Preferred dividends	**27**	**27**	**27**	**27**	27	27	27	27
Net income available to common shareholders	**539**	**527**	**512**	**483**	470	521	438	389
Operating measures (%)								
Return on equity	**17.0**	**17.3**	**17.9**	**17.0**	17.0	19.8	17.7	15.9
Productivity ratio	**54.6**	**55.4**	**53.7**	**51.7**	55.9	54.0	58.0	58.6
Net interest margin (TEB)(1)	**2.46**	**2.43**	**2.34**	**2.23**	2.32	2.37	2.25	2.08
Balance sheet and off-balance sheet information ($ billions)								
Cash and securities	**73.4**	**68.7**	**68.8**	**68.3**	60.1	55.9	59.1	54.8
Loans and acceptances	**184.7**	**182.0**	**184.7**	**185.4**	175.7	170.7	168.5	160.3
Total assets	**284.4**	**271.2**	**274.9**	**272.8**	253.2	243.1	244.8	232.4
Deposits	**186.2**	**178.5**	**181.2**	**181.8**	173.9	167.7	169.1	162.6
Subordinated debentures	**5.3**	**5.3**	**5.3**	**5.3**	5.4	5.3	5.4	5.3
Preferred shares	**1.8**	**1.8**	**1.8**	**1.8**	1.8	1.8	1.8	1.8
Common shareholders' equity	**12.8**	**12.3**	**11.9**	**11.4**	11.2	10.7	10.3	9.9
Assets under administration	**141.8**	**161.1**	**158.9**	**152.1**	154.9	153.0	158.1	150.6
Assets under management	**19.1**	**18.6**	**18.4**	**18.5**	18.8	18.0	17.7	17.0
Balance sheet measures (%)								
Tier 1 capital ratio	**9.3**	**9.1**	**9.0**	**8.6**	8.6	8.5	8.4	8.0
Total capital ratio	**13.0**	**12.7**	**12.5**	**12.1**	12.2	12.1	12.0	11.7
Common equity to risk-adjusted assets	**8.1**	**7.9**	**7.8**	**7.4**	7.3	7.2	7.0	6.9
Net impaired loans as a % of loans and acceptances	**0.14**	**0.22**	**0.38**	**0.58**	(0.03)	(0.10)	(0.08)	(0.11)
Specific provision for credit losses as a % of average loans and acceptances	**0.75**	**0.54**	**0.55**	**0.91**	0.52	0.54	0.44	0.34
Common share information								
Per share ($)								
Basic earnings	**1.08**	**1.05**	**1.02**	**0.97**	0.95	1.05	0.88	0.79
Diluted earnings(2)	**1.05**	**1.04**	**1.01**	**0.95**	0.93	1.04	0.88	0.78
Dividends	**0.34**	**0.31**	**0.31**	**0.28**	0.28	0.24	0.24	0.24
Book value	**25.47**	**24.48**	**23.85**	**22.94**	22.49	21.60	20.71	19.92
Share price ($)								
High	**50.50**	**47.75**	**47.85**	**45.95**	45.65	39.05	34.15	34.10
Low	**42.50**	**37.50**	**37.30**	**37.70**	36.40	33.15	26.05	26.80
Close	**43.85**	**45.35**	**38.05**	**45.45**	43.50	37.55	33.75	29.55
Shares outstanding (millions)								
Average – Basic	**503.0**	**501.2**	**499.8**	**498.4**	497.0	495.8	494.8	494.3
Average – Diluted(2)	**511.9**	**509.4**	**507.8**	**506.8**	505.4	502.3	498.7	498.6
End of period	**503.8**	**502.2**	**500.4**	**499.5**	498.0	496.4	495.2	494.7
Market capitalization ($ billions)	**22.1**	**22.8**	**19.0**	**22.7**	21.7	18.6	16.7	14.6
Valuation measures								
Dividend yield (%)	**2.9**	**2.9**	**2.9**	**2.7**	2.7	2.7	3.2	3.2
Dividend payout ratio (%)	**31.7**	**29.5**	**30.3**	**28.9**	29.7	22.9	27.1	30.5
Market value to book value multiple	**1.7**	**1.9**	**1.6**	**2.0**	1.9	1.7	1.6	1.5
Price to earnings multiple	**10.6**	**11.4**	**9.5**	**11.8**	11.9	10.8	10.6	9.8

(1) Tax-equivalent basis
(2) Reflects the dilutive effect of stock options under the treasury stock method.

Glossary

ALLOWANCE FOR CREDIT LOSSES: An allowance set aside which, in management's opinion, is adequate to absorb all credit-related losses from on- and off-balance sheet items. It includes specific, country risk and general provisions. Allowance for credit losses is deducted from the related asset categories on the balance sheet.

ASSETS UNDER ADMINISTRATION AND MANAGEMENT: Assets owned by customers, for which the Bank provides management and custodial services. These assets are not reported on the Bank's balance sheet.

BANKERS' ACCEPTANCES (BAs): Negotiable, short-term debt securities, guaranteed for a fee by the issuer's bank.

BASIS POINT: A unit of measure defined as one-hundredth of one per cent.

CAPITAL: Consists of common shareholders' equity, preferred shareholders' equity and subordinated debentures. It can support asset growth, provide against loan losses and protect depositors.

COUNTRY RISK PROVISION: Funds set aside initially in 1987-89 to cover potential losses on exposure to a designated group of emerging market countries determined by OSFI.

DERIVATIVE PRODUCTS: Financial contracts whose value is derived from an underlying price, interest rate, exchange rate or price index. Forwards, options and swaps are all derivative instruments.

DESIGNATED EMERGING MARKETS (DEM): Countries against whose loans and securities OSFI has required banks to set aside a country risk provision.

FOREIGN CURRENCY TRANSLATION GAIN/LOSS: The unrealized gain or loss recorded when foreign currency assets and liabilities are translated into Canadian dollars at a balance sheet date, when exchange rates differ from those of the previous balance sheet date.

FOREIGN EXCHANGE CONTRACTS: Commitments to buy or sell a specified amount of foreign currency on a set date and at a predetermined rate of exchange.

FORWARD RATE AGREEMENT (FRA): A contract between two parties, whereby a designated interest rate, applied to a notional principal amount, is locked in for a specified period of time. The difference between the contracted rate and prevailing market rate is paid in cash on the settlement date. These agreements are used to protect against, or take advantage of, future interest rate movements.

FUTURES: Commitments to buy or sell designated amounts of commodities, securities or currencies on a specified date at a predetermined price. Futures are traded on recognized exchanges. Gains and losses on these contracts are settled daily, based on closing market prices.

GENERAL PROVISION: Established by the Bank to recognize credit losses which have occurred as at the Balance sheet date, but have not yet been specifically identified on an individual item-by-item basis.

GUARANTEES AND LETTERS OF CREDIT: Assurances given by the Bank that it will make payments on behalf of clients to third parties if the clients default. The Bank has recourse against its clients for any such advanced funds.

HEDGING: Protecting against price, interest rate or foreign exchange exposures by taking positions that are expected to react to market conditions in an offsetting manner.

IMPAIRED LOANS: Loans on which the Bank no longer has reasonable assurance as to the timely collection of interest and principal, or where a contractual payment is past due a prescribed period. Interest is not accrued on impaired loans.

MARKED-TO-MARKET: The valuation of securities and off-balance sheet instruments, such as interest and exchange rate contracts, held for trading purposes, at market prices as of the balance sheet date. The difference between market and book value is recorded as a gain or loss to income.

MIDDLE OFFICE: The independent middle office plays a key role in risk management and measurement. It reviews trading models and valuations; develops and performs stress tests, sensitivity analysis and VAR calculations; reviews profit and loss performance; and participates in new product development.

NET INTEREST MARGIN: Net interest income, on a taxable equivalent basis, expressed as a percentage of average total assets.

NOTIONAL PRINCIPAL AMOUNTS: The contract or principal amounts used to determine payments for certain off-balance sheet instruments, such as FRAs, interest rate swaps and cross-currency swaps. The amounts are termed "notional" because they are not usually exchanged themselves, serving only as the basis for calculating amounts that do change hands.

OFF-BALANCE SHEET INSTRUMENTS: These are indirect credit commitments, including undrawn commitments to extend credit and derivative instruments.

OPTIONS: Contracts between buyer and seller giving the buyer of the option the right, but not the obligation, to buy (call), or sell (put) a specified commodity, financial instrument or currency at a set price or rate on or before a specified future date.

OSFI: The Office of the Superintendent of Financial Institutions Canada, the regulator of Canadian banks.

PRODUCTIVITY RATIO: Measures the efficiency with which the Bank incurs expenses to generate revenue. It expresses non-interest expenses as a percentage of the sum of net interest income on a taxable equivalent basis and other income. A lower ratio indicates improved productivity.

REPOS: Repos is short for "obligations related to assets sold under repurchase agreements" – a short-term transaction where the Bank sells securities, normally government bonds, to a client and simultaneously agrees to repurchase them on a specified date and at a specified price. It is a form of short-term funding.

RETURN ON EQUITY (ROE): Net income, less preferred share dividends, expressed as a percentage of average common shareholders' equity.

REVERSE REPOS: Short for "assets purchased under resale agreements" – a short-term transaction where the Bank purchases securities, normally government bonds, from a client and simultaneously agrees to resell them on a specified date and at a specified price. It is a form of short-term collateralized lending.

RISK-ADJUSTED ASSETS: Calculated using weights based on the degree of credit risk for each class of counterparty. Off-balance sheet instruments are converted to balance sheet equivalents, using specified conversion factors, before the appropriate risk weights are applied.

SECURITIZATION: The process whereby loans are sold to a special-purpose trust, which normally issues a series of different classes of asset-backed securities to investors to fund the purchase of loans. The Bank may provide a certain level of recourse against these loans. Provided the recourse is reasonable, the loans are usually removed from the Bank's balance sheet.

SWAPS: Interest rate swaps are agreements to exchange streams of interest payments, typically one at a floating rate, the other at a fixed rate, over a specified period of time, based on notional principal amounts. Cross-currency swaps are agreements to exchange payments in different currencies over predetermined periods of time.

TAXABLE EQUIVALENT BASIS (TEB): The grossing up of tax-exempt income earned on certain securities to an equivalent before-tax basis. This ensures uniform measurement and comparison of net interest income arising from both taxable and tax-exempt sources.

TIER 1, TOTAL CAPITAL RATIOS: These are ratios of capital to risk-adjusted assets, as stipulated by OSFI, based on guidelines developed under the auspices of the Bank for International Settlements (BIS). Tier 1 capital, the more permanent, consists primarily of common shareholders' equity plus non-cumulative preferred shares, less unamortized goodwill. Tier 2 capital is mainly cumulative preferred shares, subordinated debentures and the general provision. Together, Tier 1 and Tier 2 capital less certain deductions comprise Total capital.

VALUE AT RISK (VAR): VAR is an estimate of the potential loss of value that might result from holding a position for a specified period of time, with a given level of statistical confidence.

2001 Consolidated Financial Statements

	Page
Audited Financial Statements:	
Management's Responsibility for Financial Information	44
Shareholders' Auditors' Report	44
Consolidated Balance Sheet	45
Consolidated Statement of Income	46
Consolidated Statement of Changes in Shareholders' Equity	47
Consolidated Statement of Cash Flows	48
Notes to the Consolidated Financial Statements	49
Supplementary Information:	
Principal Subsidiaries	75
Eleven-year Statistical Review	76

Consolidated Financial Statements

Management's Responsibility for Financial Information

The management of The Bank of Nova Scotia is responsible for the integrity and objectivity of the financial information presented in this Annual Report. These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, including the accounting requirements of the Superintendent of Financial Institutions Canada.

The consolidated financial statements, where necessary, include amounts which are based on the best estimates and judgement of management. Financial information presented elsewhere in this Annual Report is consistent with that shown in the accompanying consolidated financial statements.

Management has always recognized the importance of the Bank maintaining and reinforcing the highest possible standards of conduct in all of its actions, including the preparation and dissemination of statements fairly presenting the financial condition of the Bank. In this regard, management has developed and maintains a system of accounting and reporting which provides for the necessary internal controls to ensure that transactions are properly authorized and recorded, assets are safeguarded against unauthorized use or disposition and liabilities are recognized. The system is augmented by written policies and procedures, the careful selection and training of qualified staff, the establishment of organizational structures providing an appropriate and well-defined division of responsibilities, and the communication of policies and guidelines of business conduct throughout the Bank.

The system of internal controls is further supported by a professional staff of internal auditors who conduct periodic audits of all aspects of the Bank's operations. As well, the Bank's Chief Auditor has full and free access to, and meets periodically with, the Audit Committee of the Board of Directors.

The Superintendent of Financial Institutions Canada examines and enquires into the business and affairs of the Bank, to the extent deemed necessary, to satisfy himself that the provisions of the Bank Act, having reference to the safety of the interests of depositors, creditors and shareholders of the Bank, are being duly observed and that the Bank is in a sound financial condition.

The Audit Committee, composed entirely of outside directors, reviews the consolidated financial statements with both management and the independent auditors before such statements are approved by the Board of Directors and submitted to the shareholders of the Bank.

The Conduct Review Committee of the Board of Directors, composed entirely of outside directors, reviews and reports its findings to the Board of Directors on all related party transactions having a material impact on the Bank.

KPMG LLP and PricewaterhouseCoopers LLP, the independent auditors appointed by the shareholders of the Bank, have examined the consolidated financial statements of the Bank in accordance with Canadian generally accepted auditing standards and have expressed their opinion upon completion of such examination in the following report to the shareholders. In order to provide their opinion on these consolidated financial statements, the Shareholders' Auditors review the system of internal controls and conduct their work to the extent that they consider appropriate. The Shareholders' Auditors have full and free access to, and meet periodically with, the Audit Committee to discuss their audit and findings as to the integrity of the Bank's accounting, financial reporting and related matters.

Peter C. Godsoe
Chairman of the Board
and Chief Executive Officer

Bruce R. Birmingham
President

Sarabjit S. Marwah
Executive Vice-President
and Chief Financial Officer

Toronto, December 5, 2001

Shareholders' Auditors' Report

To the Shareholders of The Bank of Nova Scotia

We have audited the Consolidated Balance Sheets of The Bank of Nova Scotia as at October 31, 2001 and 2000, and the Consolidated Statements of Income, Changes in Shareholders' Equity and Cash Flows for the years then ended. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Bank as at October 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles, including the accounting requirements of the Superintendent of Financial Institutions Canada.

KPMG LLP
Chartered Accountants

PricewaterhouseCoopers LLP
Chartered Accountants

Toronto, December 5, 2001

Consolidated Balance Sheet

As at October 31 ($ millions)	**2001**	2000
Assets		
Cash resources		
Cash and non-interest-bearing deposits with banks	**$ 1,535**	$ 1,191
Interest-bearing deposits with banks	**16,897**	16,250
Precious metals	**1,728**	1,303
	20,160	18,744
Securities (Note 3)		
Investment	**25,450**	19,565
Trading	**27,834**	21,821
	53,284	41,386
Loans (Note 4)		
Residential mortgages	**52,278**	49,994
Personal and credit cards	**19,804**	17,704
Business and governments	**75,850**	75,646
Assets purchased under resale agreements	**27,500**	23,559
	175,432	166,903
Other		
Customers' liability under acceptances	**9,301**	8,807
Land, buildings and equipment (Note 6)	**2,325**	1,631
Trading derivatives' market valuation (Note 21 d)	**15,886**	8,244
Other assets (Note 7)	**8,037**	7,456
	35,549	26,138
	$ 284,425	$ 253,171
Liabilities and shareholders' equity		
Deposits (Note 8)		
Personal	**$ 75,573**	$ 68,972
Business and governments	**80,810**	76,980
Banks	**29,812**	27,948
	186,195	173,900
Other		
Acceptances	**9,301**	8,807
Obligations related to assets sold under repurchase agreements	**30,627**	23,792
Obligations related to securities sold short	**6,442**	4,297
Trading derivatives' market valuation (Note 21 d)	**15,453**	8,715
Other liabilities (Note 9)	**15,369**	14,586
Non-controlling interest in subsidiaries (Note 10)	**1,086**	729
	78,278	60,926
Subordinated debentures (Note 11)	**5,344**	5,370
Shareholders' equity		
Capital stock (Note 12)		
Preferred shares	**1,775**	1,775
Common shares	**2,920**	2,765
Retained earnings	**9,913**	8,435
	14,608	12,975
	$ 284,425	$ 253,171

Peter C. Godsoe
Chairman of the Board and
Chief Executive Officer

Bruce R. Birmingham
President

Consolidated Statement of Income

For the year ended October 31 ($ millions except per share amounts)	**2001**	2000
Interest income		
Loans	**$ 13,049**	$ 12,129
Securities	**3,062**	2,286
Deposits with banks	**872**	916
	16,983	15,331
Interest expense		
Deposits	**8,233**	8,192
Subordinated debentures	**303**	324
Other	**2,247**	1,616
	10,783	10,132
Net interest income	**6,200**	5,199
Provision for credit losses (Note 5)	**1,425**	765
Net interest income after provision for credit losses	**4,775**	4,434
Other income		
Deposit and payment services	**772**	624
Investment, brokerage and trust services	**638**	733
Credit fees	**640**	632
Investment banking	**1,045**	756
Net gain on investment securities	**217**	379
Securitization revenues	**220**	206
Other	**539**	335
	4,071	3,665
Net interest and other income	**8,846**	8,099
Non-interest expenses		
Salaries and staff benefits	**3,220**	2,944
Premises and technology	**1,133**	995
Communications and marketing	**502**	428
Other	**807**	786
Restructuring provision for National Trustco Inc.	**–**	(34)
	5,662	5,119
Income before the undernoted	**3,184**	2,980
Provision for income taxes (Note 14)	**876**	990
Non-controlling interest in net income of subsidiaries	**139**	64
Net income	**$ 2,169**	$ 1,926
Preferred dividends paid	**108**	108
Net income available to common shareholders	**$ 2,061**	$ 1,818
Average number of common shares outstanding (000's):		
Basic	**500,619**	495,472
Diluted	**508,995**	501,253
Net income per common share (Note 16):		
Basic	**$ 4.12**	$ 3.67
Diluted	**$ 4.05**	$ 3.63
Dividends per common share	**$ 1.24**	$ 1.00

Consolidated Statement of Changes in Shareholders' Equity

For the year ended October 31 ($ millions)	**2001**	2000
Preferred shares (Note 12)		
Bank	**$ 1,525**	$ 1,525
Scotia Mortgage Investment Corporation	**250**	250
Total preferred shares	**1,775**	1,775
Common shares (Note 12)		
Balance at beginning of year	**2,765**	2,678
Issued	**155**	87
Balance at end of year	**2,920**	2,765
Retained earnings		
Balance at beginning of year	**8,435**	6,953
Cumulative effect of adoption of new corporate income taxes accounting standard (Note 14)	**(39)**	–
	8,396	6,953
Net income	**2,169**	1,926
Dividends: Preferred	**(108)**	(108)
Common	**(621)**	(496)
Net unrealized foreign exchange gains	**79**	163
Net cost of issuance of shares, and other	**(2)**	(3)
Balance at end of year	**9,913**	8,435
Shareholders' equity at end of year	**$ 14,608**	$ 12,975

Consolidated Statement of Cash Flows

Sources and (uses) of cash flows *For the year ended October 31 ($ millions)*	**2001**	2000
Cash flows from operating activities		
Net income	**$ 2,169**	$ 1,926
Adjustments to net income to determine cash flows:		
Depreciation and amortization	**295**	295
Provision for credit losses	**1,425**	765
Future income taxes	**108**	34
Restructuring provision for National Trustco Inc.	**–**	(34)
Net gains on investment securities	**(217)**	(379)
Net accrued interest receivable and payable	**(104)**	(560)
Trading securities	**(2,817)**	(7,406)
Other, net	**(1,316)**	631
	(457)	(4,728)
Cash flows from financing activities		
Deposits	**845**	14,215
Obligations related to assets sold under repurchase agreements	**(975)**	6,434
Obligations related to securities sold short	**2,122**	1,445
Subordinated debenture repayments	**(106)**	(66)
Capital stock issued	**111**	52
Cash dividends paid	**(686)**	(568)
Other, net	**(359)**	1,013
	952	22,525
Cash flows from investing activities		
Interest-bearing deposits with banks	**1,753**	(1,001)
Loans, excluding securitizations	**1,257**	(19,108)
Loan securitizations	**2,053**	1,299
Investment securities:		
Purchases	**(46,573)**	(28,472)
Maturities	**8,165**	15,609
Sales	**33,233**	13,884
Land, buildings and equipment, net of disposals	**(164)**	(100)
Other, net[1]	**(29)**	(60)
	(305)	(17,949)
Effect of exchange rate changes on cash and cash equivalents	**37**	(2)
Increase (decrease) in cash and cash equivalents	**227**	(154)
Cash and cash equivalents at beginning of year	**734**	888
Cash and cash equivalents at end of year	**$ 961**	$ 734
Represented by:		
Cash and non-interest-bearing deposits with banks	**$ 1,535**	$ 1,191
Cheques and other items in transit, net liability (Note 9)	**(574)**	(457)
Cash and cash equivalents at end of year	**$ 961**	$ 734
Cash disbursements made for:		
Interest	**$ 11,214**	$ 10,073
Income taxes	**$ 1,083**	$ 831

(1) *Includes: (a) investments in subsidiaries of $112 (2000 – $361), less cash and cash equivalents at the date of acquisition of $83 (2000 – $112); and (b) net proceeds from dispositions of business units of nil (2000 – $189).*

Notes to the Consolidated Financial Statements

Note	Description	Page
1.	Significant accounting policies	50
2.	Future accounting changes	53
3.	Securities	54
4.	Loans	55
5.	Impaired loans and allowance for credit losses	55
6.	Land, buildings and equipment	56
7.	Other assets	56
8.	Deposits	57
9.	Other liabilities	57
10.	Non-controlling interest in subsidiaries	57
11.	Subordinated debentures	58
12.	Capital stock	59
13.	Stock-based compensation	61
14.	Corporate income taxes	62
15.	Employee future benefits	63
16.	Net income per common share	64
17.	Related party transactions	64
18.	Segmented results of operations	64
19.	Commitments and contingent liabilities	66
20.	Financial instruments	67
21.	Derivative instruments	70
22.	Acquisition of subsidiaries	74

1. Significant accounting policies

The consolidated financial statements of The Bank of Nova Scotia have been prepared in accordance with Canadian generally accepted accounting principles (GAAP), including the accounting requirements of the Superintendent of Financial Institutions Canada (the Superintendent). The significant accounting policies used in the preparation of these consolidated financial statements are summarized on the following pages.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements and income and expenses during the reporting period. Therefore, actual results could differ from those estimates.

Certain comparative amounts have been reclassified to conform with current year presentation. Where new accounting policies have been adopted during the year the effects of these changes have been discussed in the respective notes.

Basis of consolidation

The consolidated financial statements include the assets, liabilities and results of operations of the Bank and all of its subsidiaries and effectively controlled associated corporations after the elimination of intercompany transactions and balances. Subsidiaries are defined as corporations controlled by the Bank which are normally corporations in which the Bank owns more than 50% of the voting shares. The purchase method is used to account for acquisitions of subsidiaries.

The cost of investments in subsidiaries in excess of fair value of the net identifiable assets acquired is amortized over the estimated periods to be benefited, not exceeding 20 years. The unamortized balance is recorded in other assets as goodwill. The value of goodwill is regularly evaluated by reviewing the returns of the related business, taking into account the risk associated with the investment. Any permanent impairment in the value of goodwill is written off against earnings. Identifiable intangible assets are amortized over the estimated periods to be benefited and the unamortized balance is recorded in other assets. Identifiable intangible assets are regularly evaluated for impairment by reviewing the amount of the estimated future net cash flows.

Investments in associated corporations, where the Bank has significant influence which is normally evidenced by direct or indirect ownership of between 20% and 50% of the voting shares, are carried on the equity basis of accounting and are included in investment securities in the Consolidated Balance Sheet. The Bank's share of earnings of such corporations is included in interest income from securities in the Consolidated Statement of Income.

Translation of foreign currencies

Assets and liabilities denominated in foreign currencies are translated into Canadian dollars at rates prevailing at the end of the financial year, except for the following, which are recorded at historical Canadian dollar cost: land, buildings and equipment and foreign currency equity investments not funded in the same currency as the investments. All revenues and expenses denominated in foreign currencies are translated using average exchange rates except for depreciation, which is based on the historical Canadian dollar cost of the related assets.

Unrealized translation gains and losses which arise upon consolidation of net foreign currency investment positions in branches, subsidiaries and associated corporations, net of applicable income taxes, together with any gains or losses arising from hedges of those net investment positions, are credited or charged to retained earnings, except as noted below. Upon sale or substantial liquidation of an investment position, the previously recorded unrealized gains or losses thereon are transferred from retained earnings to the Consolidated Statement of Income.

Translation gains and losses arising from self-sustaining subsidiaries and branches operating in highly inflationary environments, if any, are included in other income – investment banking in the Consolidated Statement of Income.

Precious metals

Precious metals are carried at market value and are included in cash resources in the Consolidated Balance Sheet. The liability arising from outstanding certificates is also carried at market value and included in other liabilities in the Consolidated Balance Sheet.

Securities

Securities are held in either the investment or trading portfolio.

Investment securities comprise debt and equity securities held for liquidity and longer term investment. Equity securities in which the Bank's holdings of voting shares are less than 20% are carried at cost, except where significant influence is demonstrated. Debt securities held in the investment account are carried at amortized cost with premiums and discounts being amortized to income over the period to maturity. When there has been a decline in value of debt or equity securities that is other than temporary, the carrying value of the securities is appropriately reduced. Such reductions, if any, together with gains and losses on disposals are included in other income – net gain on investment securities in the Consolidated Statement of Income.

Included in the investment portfolio are bonds received from the conversion of loans to designated emerging markets which are recorded at their face value net of the related country risk provision. Loan substitute securities are customer financings which have been restructured as after-tax investments rather than conventional loans in order to provide the issuers with a lower borrowing rate. Such securities are accorded the accounting treatment applicable to loans.

Trading securities are intended to be held for a short period of time and are carried at market value. Gains and losses on disposal and adjustments to market value are included in other income – investment banking in the Consolidated Statement of Income.

Loans

Loans are stated net of any unearned income and of an allowance for credit losses. Interest income is accounted for on the accrual basis for all loans other than impaired loans. Accrued interest is included in other assets in the Consolidated Balance Sheet.

A loan is classified as impaired when, in management's opinion, there has been a deterioration in credit quality to the extent that there is no longer reasonable assurance of timely collection of the full amount of principal and interest. If a payment on a loan is contractually 90 days in arrears, the loan will be classified as impaired, if not already classified as such, unless the loan is fully secured, the collection of the debt is in process and the collection efforts are reasonably expected to result in repayment of the loan or in restoring it to a current status within 180 days from the date a payment has become contractually in arrears. Finally, a loan that is contractually 180 days in arrears is classified as impaired in all situations, except when it is guaranteed or insured by the Canadian government, the provinces or a Canadian government agency; such loans are classified as impaired if the loan is contractually in arrears for 365 days. Any credit card loan that has a payment that is contractually 180 days in arrears is written off.

When a loan is classified as impaired, recognition of interest ceases. For those sovereign risk loans to which the related country risk provision applies, interest continues to be accrued in income, except when the loans are classified as impaired. Interest received on impaired loans is credited to the carrying value of the loan.

Loans are generally returned to accrual status when the timely collection of both principal and interest is reasonably assured and all delinquent principal and interest payments are brought current.

Loan fees are recognized in income over the appropriate lending or commitment period. Loan syndication fees are included in credit fees in other income when the syndication is completed.

Assets purchased/sold under resale/repurchase agreements

The purchase and sale of securities under resale and repurchase agreements are treated as collateralized lending and borrowing transactions. The related interest income and interest expense are recorded on an accrual basis.

Allowance for credit losses

The Bank maintains an allowance for credit losses, which in management's opinion, is adequate to absorb all credit-related losses in its portfolio of both on and off-balance sheet items, including deposits with other banks, loan substitute securities, assets purchased under resale agreements, loans, acceptances, derivative instruments and other indirect credit commitments, such as letters of credit and guarantees. The allowance for credit losses consists of specific provisions, a general provision, and a country risk provision, each of which is reviewed on a regular basis. The allowance for credit losses against on-balance sheet items is included as a reduction of the related asset category, and allowances relating to off-balance sheet items are included in other liabilities in the Consolidated Balance Sheet.

Specific provisions, except those relating to credit card loans and certain personal loans, are determined on an item-by-item basis and reflect the associated estimated credit loss. In the case of loans, the specific provision is the amount that is required to reduce the carrying value of an impaired loan to its estimated realizable amount. Generally, the estimated realizable amount is measured by discounting the expected future cash flows at the effective interest rate inherent in the loan at the date of impairment. When the amounts and timing of future cash flows cannot be measured with reasonable reliability, either the fair value of any security underlying the loan, net of expected costs of realization and any amounts legally required to be paid to the borrower, or the observable market price for the loan is used to measure the estimated realizable amount. The change in the present value attributable to the passage of time on the expected future cash flows is reported as a reduction of the provision for credit losses in the Consolidated Statement of Income. Specific provisions for credit card loans and certain personal loans are calculated using a formula method taking into account recent loss experience.

The general provision is established against the loan portfolio in respect of the Bank's core business lines where a prudent assessment by the Bank of past experience and existing economic and portfolio conditions indicate that losses have occurred, but where such losses cannot be determined on an item-by-item basis. The general provision is determined by using historical trends in loss experience, weighted to emphasize recent periods, and the current portfolio profile together with management's evaluation of other conditions existing at the balance sheet date which are not reflected in historical trends.

The country risk provision is maintained in accordance with instructions issued by the Superintendent based on total transborder exposure to a prescribed group of countries. In accordance with those instructions, any new exposures to those designated emerging markets after October 31, 1995, are subject to the same procedures as those used for determining specific provisions referred to above.

Transfers of loans

Effective July 1, 2001, the Bank adopted the Canadian Institute of Chartered Accountants' (CICA) accounting guideline for transfers of loans.

Transfers of loans occurring after June 30, 2001 to unrelated parties are treated as sales provided that control over the transferred loans has been surrendered and consideration other than beneficial interests in the transferred loans has been received in exchange. If these criteria are not satisfied, then the transfers are treated as financing transactions. If treated as sales, the loans are removed from the Consolidated Balance Sheet and a gain or loss is recognized in income immediately based on the carrying value of the loans transferred, allocated between the assets sold and the retained interests in proportion to their fair values at the date of transfer. The fair values of loans sold, retained interests and recourse liabilities are determined using either quoted market prices, pricing models which take into account management's best estimates of key assumptions such as expected losses, prepayments and discount rates commensurate with the risks involved, or sales of similar assets. Where the Bank continues to service the loans sold, a servicing liability or asset is recognized and amortized over the servicing period as servicing fees.

For loans transferred prior to July 1, 2001 or transfers arising from commitments made prior to that date, the Bank treats the transfers as sales, provided that the significant risks and rewards of ownership have been transferred and there is reasonable assurance regarding the measurement of the consideration received. The sales proceeds are recorded based on fair value of the loans sold and issuance costs are deducted from those proceeds in determining the gain or loss. Losses are recognized in income immediately. Gains on sale are recognized immediately, unless there is recourse to the Bank in excess of expected losses, in which case the gains on sales are considered unrealized and deferred until they are collected in cash and there is no recourse to that cash.

For all transfers of loans, gains and losses on sale and servicing fee revenues are reported in securitization revenues in other income in the Consolidated Statement of Income. Where a servicing liability or asset is recognized, the amount is recorded in other liabilities or other assets in the Consolidated Balance Sheet. Retained interests are classified in investment securities.

Acceptances

The Bank's potential liability under acceptances is reported as a liability in the Consolidated Balance Sheet. The Bank has equal and offsetting claims against its customers in the event of a call on these commitments, which are reported as an asset. Fees earned are reported in other income – credit fees in the Consolidated Statement of Income.

Land, buildings and equipment

Land is carried at cost. Buildings, equipment and leasehold improvements are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated using the straight-line method over the estimated useful life of the related asset as follows: buildings – 40 years, equipment – 3 to 10 years, and leasehold improvements – term of lease plus one renewal option period.

Net gains and losses on disposal are included in other income – other, in the Consolidated Statement of Income, in the year of disposal.

Corporate income taxes

The Bank follows the asset and liability method of accounting for corporate income taxes. Under this method, future tax assets and liabilities represent the cumulative amount of tax applicable to temporary differences between the carrying amount of the assets and liabilities, and their values for tax purposes. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Changes in future income taxes related to a change in tax rates are recognized in income in the period of the tax rate change.

Future tax assets and liabilities are included in other assets and other liabilities in the Consolidated Balance Sheet.

Derivative instruments

Derivative instruments are financial contracts whose value is derived from interest rates, foreign exchange rates or other financial or commodity indices. Most derivative instruments can be characterized as interest rate contracts, foreign exchange and gold contracts, commodity contracts or equity contracts. Derivative instruments are either exchange-traded contracts or negotiated over-the-counter contracts. Exchange-traded derivatives include futures and option contracts. Negotiated over-the-counter derivatives include swaps, forwards and options.

The Bank enters into these derivative instruments to accommodate the risk management needs of its customers, for proprietary trading and for asset/liability management purposes.

Derivative instruments designated as "trading" include derivatives entered into with customers to accommodate their risk management needs and derivatives transacted to generate trading income from the Bank's proprietary trading positions. Trading derivatives are carried at their fair values [see Note 21(d)]. The gains and losses resulting from changes in fair values are included in other income – investment banking in the Consolidated Statement of Income. Unrealized gains and unrealized losses on trading derivatives are reported separately in the Consolidated Balance Sheet as trading derivatives' market valuation.

Derivative instruments designated as "asset/liability management" are those used to manage the Bank's interest rate and foreign currency exposures, which include instruments designated as hedges. Income and expense on these derivatives are recognized over the life of the related position as an adjustment to net interest income. If designated hedges are no longer effective, the derivative instrument is reclassified as trading and subsequently marked-to-market. Gains and losses from effective hedges, as well as those on terminated contracts, are deferred and amortized over the remaining life of the related position. Accrued income and expense and deferred gains and losses are included in other assets and other liabilities, as appropriate in the Consolidated Balance Sheet.

Employee future benefits

The Bank maintains pension and other benefit plans for qualified employees in Canada, the United States and other international operations. Pension benefits are based on the length of service and generally the final five years' average salary. Other post-retirement and post-employment benefits include health and dental care, life insurance and other benefits.

The cost of pensions and other benefits earned by employees is actuarially determined each year using the projected benefit method prorated on service and management's best estimate of expected plan investment performance, salary escalation, retirement age of employees and health care costs. Generally, for the purpose of calculating the expected return on plan assets, equity instruments are valued using a methodology in which the difference between actual and expected returns are recognized in the value of the assets over a three year period; fixed income instruments are recognized at market value. Past service costs from plan amendments are amortized on a straight-line basis over the average remaining period to full eligibility of employees active at the date of amendment. For most plans, the net actuarial gain (loss) that exceeds 10 percent of the greater of the benefit obligation and the value of plan assets is amortized over the average remaining service period of active employees.

The cumulative difference between pension expense and funding contributions is included in other assets in the Consolidated Balance Sheet. The difference between the other future benefits expense and payments to qualifying individuals is included in other liabilities in the Consolidated Balance Sheet.

Stock-based compensation

The Bank has a stock option plan and other stock-based compensation plans for certain eligible employees. In addition, the Bank has a stock-based compensation plan for Directors.

The Bank follows the intrinsic value method of accounting for stock options. Since the exercise price is set at an amount equal to the closing price on the day prior to the grant of the stock options, no compensation expense is recognized on the day of the grant. When options are exercised, the proceeds received by the Bank are credited to common shares in the Consolidated Balance Sheet.

Changes in the Bank's obligations under other stock-based compensation plans, which arise from fluctuations in the market price of the Bank's common shares underlying these compensation plans, are recorded in salaries and staff benefits expense in the Consolidated Statement of Income with a corresponding accrual in other liabilities in the Consolidated Balance Sheet.

2. Future accounting changes

Goodwill and other intangible assets

The CICA issued a new accounting standard for goodwill and other intangible assets, which is effective for fiscal year 2003 with earlier adoption permitted. Under this new standard, goodwill will no longer be amortized but will be subject to a revised annual impairment test to identify any potential goodwill impairment. A goodwill impairment loss will be recognized if the fair value of the goodwill of a reporting unit is less than its carrying amount. The standard also requires that intangible assets with indefinite useful lives no longer be amortized, but be subject to an annual impairment test comparing fair values to carrying amounts.

The Bank will early adopt this new standard effective fiscal year 2002 without restatement of prior periods. An initial goodwill impairment review is required within six months of adoption. If any potential impairment is indicated, then it should be quantified based upon the fair value of the assets and liabilities of the reporting unit and, if necessary, recognized by the end of fiscal year 2002 as a charge to opening retained earnings. The Bank will perform the required impairment tests on goodwill recorded as of November 1, 2001. Goodwill amortization charged to the Consolidated Statement of Income in fiscal year 2001 was $23 million.

The Bank will continue to amortize existing intangible assets other than goodwill over their estimated useful lives. These intangible assets will also be subject to an annual impairment test comparing carrying amounts to net recoverable amounts.

Hedging

The CICA has issued an accounting guideline for hedging relationships that will become effective for fiscal year 2003. This guideline establishes new standards for the application of hedge accounting. The guideline is not applicable to prior periods, but requires the discontinuance of hedge accounting effective on the transition date if specified conditions are not met at the date the guideline is first applied. The impact of implementing this guideline on the Bank's Consolidated Balance Sheet and Statement of Income is not yet determinable. The impact, if any, depends on the nature and fair value of any non-qualifying hedging relationships.

Stock-based compensation and other stock-based payments

The CICA has issued a new accounting standard for stock-based compensation and other stock-based payments which is effective for fiscal year 2003. The new standard requires the use of a fair-value-based method to account for certain stock-based compensation arrangements. Options granted by the Bank to employees are not required under the new standard to be accounted for using a fair-value-based method. Accordingly, there will be no change to the Bank's existing accounting policies for these options. Pro-forma fair-value-based income and earnings per share disclosures will be required under the new standard. In addition, changes in the Bank's obligation under other stock-based compensation plans are currently recognized in the Consolidated Statement of Income. Consequently, there will be minimal impact on the Bank's Consolidated Statement of Income from the adoption of this new standard.

3. Securities

As at October 31 ($ millions)	Remaining term to maturity: Within 3 months	Three to 12 months	One to 5 years	Over 5 years	No specific maturity	**2001** **Carrying value**	2000 Carrying value
Investment securities:							
Canadian federal government debt	$ 1,064	$ 954	$ 1,245	$ 782	$ –	**$ 4,045**	$ 3,466
Canadian provincial and municipal debt	120	76	359	76	–	**631**	955
Foreign government debt	726	847	3,033	4,755	–	**9,361**	6,823
Bonds of designated emerging markets[1]	–	–	–	1,218	–	**1,218**	1,225
Other debt	181	436	2,761	2,433	–	**5,811**	3,047
Preferred shares	2	3	112	124	1,076 [2]	**1,317**	1,242
Common shares	–	–	–	–	2,840	**2,840**	2,378
Associated corporations	–	–	–	–	194 [3]	**194**	403
Loan substitute securities	–	–	33	–	–	**33**	26
Total	2,093	2,316	7,543	9,388	4,110	**25,450**	19,565
Trading securities[4]:							
Canadian federal government debt	251	1,046	3,436	1,505	–	**6,238**	5,088
Canadian provincial and municipal debt	148	90	470	1,247	–	**1,955**	1,776
Foreign government debt	2,916	113	297	312	–	**3,638**	1,046
Common shares	–	–	–	–	10,823	**10,823**	10,028
Other	2,407	203	1,531	891	148	**5,180**	3,883
Total	5,722	1,452	5,734	3,955	10,971	**27,834**	21,821
Total securities	$ 7,815	$ 3,768	$ 13,277	$ 13,343	$ 15,081	**$ 53,284**	$ 41,386
Total by currency (in Canadian equivalent):							
Canadian dollar	$ 2,203	$ 2,346	$ 6,447	$ 4,323	$ 12,354	**$ 27,673**	$ 24,149
U.S. dollar	450	326	4,211	7,595	2,304	**14,886**	13,470
Other currencies	5,162	1,096	2,619	1,425	423	**10,725**	3,767
Total securities	$ 7,815	$ 3,768	$ 13,277	$ 13,343	$ 15,081	**$ 53,284**	$ 41,386

(1) *This includes restructured bonds of designated emerging markets after deducting a country risk provision of $461 (2000 – $453). Refer to Note 5.*
(2) *Although these securities have no stated term, most provide the Bank with various means to retract or dispose of these shares on earlier dates.*
(3) *Equity securities of associated corporations have no stated term and have been classified in the "No specific maturity" column.*
(4) *Trading securities are carried at market value.*

An analysis of unrealized gains and losses on investment securities is as follows:

As at October 31 ($ millions)	**2001** **Carrying value**	**Gross unrealized gains**	**Gross unrealized losses**	**Estimated market value**	2000 Carrying value	Gross unrealized gains	Gross unrealized losses	Estimated market value
Canadian federal government debt	**$ 4,045**	**$ 96**	**$ –**	**$ 4,141**	$ 3,466	$ 6	$ 6	$ 3,466
Canadian provincial and municipal debt	**631**	**32**	**–**	**663**	955	19	9	965
Foreign government debt	**9,361**	**538**	**106**	**9,793**	6,823	286	48	7,061
Bonds of designated emerging markets	**1,218**	**276**	**–**	**1,494**	1,225	409	–	1,634
Other debt	**5,811**	**79**	**35**	**5,855**	3,047	23	28	3,042
Preferred shares	**1,317**	**36**	**44**	**1,309**	1,242	16	25	1,233
Common shares	**2,840**	**337**	**251**	**2,926**	2,378	574	96	2,856
Associated corporations	**194**	**–**	**–**	**194**	403	–	–	403
Loan substitute securities	**33**	**–**	**–**	**33**	26	–	–	26
Total investment securities	**$ 25,450**	**$ 1,394**	**$ 436**	**$ 26,408**	$ 19,565	$ 1,333	$ 212	$ 20,686

The net unrealized gains on investment securities of $958 million (2000 – $1,121 million) decreased to $537 million (2000 – $863 million) after the net fair value of derivative instruments and other hedge amounts associated with these securities is taken into account.

4. Loans

a) Loans outstanding

The Bank's loans net of unearned income and the allowance for credit losses in respect of loans are as follows:

As at October 31 ($ millions)	2001	2000
Canada:		
Residential mortgages	$ 48,217	$ 47,384
Personal and credit cards	15,609	14,281
Business and governments	23,304	26,661
Assets purchased under resale agreements	9,173	9,170
	96,303	97,496
United States:		
Business and governments	20,913	23,768
Assets purchased under resale agreements	13,165	13,735
	34,078	37,503
Other international:		
Retail lending	8,804	6,285
Business and governments	35,322	27,817
Assets purchased under resale agreements	5,161	655
	49,287	34,757
	179,668	169,756
Less: allowance for credit losses	4,236	2,853
Total(1)	$ 175,432	$ 166,903

(1) Loans denominated in U.S. dollars amount to $56,451 (2000 – $57,431) and loans denominated in other foreign currencies amount to $28,823 (2000 – $16,914). Segmentation of assets is based upon the location of ultimate risk of the underlying assets.

b) Loans securitized

The outstanding securitized loans are as follows:

As at October 31 ($ millions)	2001	2000
Residential mortgages	$ 1,279	$ 2,163
Personal loans	3,360	2,907
Credit card loans	951	1,990
Business loans	3,287	4,124
Mortgage-backed securities	1,496	482
Total	$ 10,373	$ 11,666

Since July 1, 2001, (refer to Note 1), the Bank securitized residential mortgages of $301 million resulting in recognition of a net gain on sale of $6 million. The Bank's retained interest, which consists of its rights to future cash flows, had a fair value of $12 million. The key assumptions used to measure fair value at the date of securitization were a prepayment rate of 16%, an excess spread of 1.7% and a discount rate of 4.9%. The mortgages securitized are government guaranteed and no credit losses are expected.

5. Impaired loans and allowance for credit losses

a) Impaired loans

					2001	2000
As at October 31 ($ millions)	Gross(1)(2)	Specific provisions(1)	Country risk provision	General provision	Net	Net
By loan type:						
Residential mortgages	$ 539	$ (292)	$ –	$ –	$ 247	$ 178
Personal and credit cards	330	(245)	–	–	85	93
Business and governments	3,595(3)	(2,168)	(25)	–	1,402	968
General provision	–	–	–	(1,475)	(1,475)	(1,300)
Total	$ 4,464	$ (2,705)	$ (25)	$ (1,475)	$ 259	$ (61)
By geography:						
Canada					$ 334	$ 325
United States					754	421
Other international					646	493
Net impaired loans before general provision					1,734	1,239
General provision					(1,475)	(1,300)
Net					$ 259	$ (61)

(1) Included in the gross impaired loans and the specific provisions are foreclosed assets held for sale of $91 (2000 – $36) and $60 (2000 – $20) respectively.
(2) Gross impaired loans denominated in U.S. dollars amount to $2,425 (2000 – $1,626) and those denominated in other foreign currencies amount to $1,347 (2000 – $487).
(3) Includes designated emerging markets loans of $25 (2000 – $24) which are fully provided for by the country risk provision.

b) Allowance for credit losses

As at October 31 ($ millions)	Specific provisions	Country risk provision[1]	General provision	**2001**	2000
Balance, beginning of year	$ 1,502	$ 504	$ 1,300	**$ 3,306**	$ 3,081
Newly acquired subsidiaries – allowance at date of acquisition[2]	919	–	–	**919**	153
Write-offs[3]	(1,165)	(8)	–	**(1,173)**	(840)
Recoveries	123	–	–	**123**	113
Provision for credit losses	1,250	–	175	**1,425**	765
Other, including foreign currency adjustment[4]	76	21	–	**97**	34
Balance, end of year	$ 2,705	$ 517	$ 1,475	**$ 4,697**	$ 3,306

(1) Includes $461 (2000 – $453) which has been deducted from securities.

(2) The allowance for 2001 relates to the acquisition of Grupo Financiero Scotiabank Inverlat, Mexico. The allowance for 2000 primarily relates to the acquisition of Scotiabank Sud Americano in Chile. Refer to Note 22.

(3) Write-offs of loans restructured during the year were $4 (2000 – $3).

(4) This adjustment includes the effect of hedging the provision for credit losses of foreign currency denominated loans.

6. Land, buildings and equipment

			2001	2000
As at October 31 ($ millions)	Cost	Accumulated depreciation & amortization	**Net book value**	Net book value
Land	$ 304	$ –	**$ 304**	$ 243
Buildings	1,579	381	**1,198**	607
Equipment	2,407	1,820	**587**	580
Leasehold improvements	642	406	**236**	201
Total	$ 4,932	$ 2,607	**$ 2,325**	$ 1,631

Depreciation and amortization in respect of the above buildings, equipment and leasehold improvements for the year amounted to $243 million (2000 – $267 million).

7. Other assets

As at October 31 ($ millions)	**2001**	2000
Accrued interest	**$ 2,696**	$ 2,939
Accounts receivable	**930**	610
Future income tax assets (Note 14)	**824**	922
Identifiable intangibles	**334**[1]	199
Goodwill	**400**	297
Other	**2,853**	2,489
Total	**$ 8,037**	$ 7,456

(1) On adoption of the new accounting policy for corporate income taxes on November 1, 2000, the identifiable intangibles were grossed-up for income taxes with an offsetting reduction to future income tax assets.

8. Deposits

As at October 31 ($ millions)	Payable on demand	Payable after notice	Payable on a fixed date	2001	2000
Canada:					
Personal	$ 2,357	$ 14,354	$ 42,356	**$ 59,067**	$ 58,536
Business and governments	8,601	7,457	21,483	**37,541**	33,720
Banks	107	–	752	**859**	784
	11,065	21,811	64,591	**97,467**	93,040
United States:					
Personal	7	157	876	**1,040**	1,164
Business and governments	249	104	15,417	**15,770**	21,416
Banks	30	749	6,118	**6,897**	5,069
	286	1,010	22,411	**23,707**	27,649
Other international:					
Personal	562	5,466	9,438	**15,466**	9,272
Business and governments	2,379	2,911	22,209	**27,499**	21,844
Banks	311	799	20,946	**22,056**	22,095
	3,252	9,176	52,593	**65,021**	53,211
Total[1]	$ 14,603	$ 31,997	$ 139,595	**$ 186,195**	$ 173,900

(1) Deposits denominated in U.S. dollars amount to $65,307 (2000 – $64,709) and deposits denominated in other foreign currencies amount to $34,179 (2000 – $25,240). Segmentation of deposits is based upon residency of depositor.

9. Other liabilities

As at October 31 ($ millions)	2001	2000
Accrued interest	**$ 2,933**	$ 3,307
Accounts payable and accrued expenses	**2,376**	1,961
Deferred income	**456**	430
Liabilities of subsidiaries, other than deposits	**1,935**	1,802
Gold and silver certificates	**3,634**	3,189
Future income tax liabilities (Note 14)	**92**	–
Cheques and other items in transit, net	**574**	457
Other	**3,369**	3,440
Total	**$ 15,369**	$ 14,586

10. Non-controlling interest in subsidiaries

As at October 31 ($ millions)	2001	2000
Non-controlling interest in common equity of subsidiaries	**$ 586**	$ 229
Scotiabank Trust Securities – Series 2000-1[1] issued by BNS Capital Trust	**500**	500
Total	**$ 1,086**	$ 729

(1) During 2000, BNS Capital Trust, a wholly-owned special purpose closed-end trust, issued $500 million of Scotiabank Trust Securities – Series 2000-1, which qualify as Tier 1 capital of the Bank under the Superintendent's Capital Adequacy Guideline. Refer to Note 12 (9).

11. Subordinated debentures

These debentures are direct, unsecured obligations of the Bank and are subordinate to the claims of the Bank's depositors and other creditors. The Bank, where appropriate, enters into interest rate and cross-currency swaps to hedge the related risks. The outstanding debentures as at October 31 are:

As at October 31 ($ millions)

Maturity date	Interest rate (%)	Terms[1] (currency in millions)	2001	2000
March, 2001	11.4		$ –	$ 4
March, 2001	10.75		–	35
July, 2001	10.35		–	43
March, 2003	8.1		116	116
May, 2003	6.875	US $250	397	381
December, 2006	6.0	The Bank announced its intention to redeem these debentures on December 4, 2001	350	350
June, 2007	6.25	Redeemable at any time. After June 12, 2002, interest will be payable at an annual rate equal to the 90 day bankers' acceptance rate plus 1%	300	300
July, 2007	6.5	US $500. Redeemable on any interest payment date on or after July 15, 2002. After July 15, 2002, interest will be payable at an annual rate equal to the US dollar three-month LIBOR rate plus 1%	794	761
April, 2008	5.4	Redeemable at any time. After April 1, 2003, interest will be payable at an annual rate equal to the 90 day bankers' acceptance rate plus 1%	600	600
September, 2008	6.25	US $250	397	380
February, 2011	7.4	Redeemable on or after February 8, 2001. After February 8, 2006, interest will be payable at an annual rate equal to the 90 day bankers' acceptance rate plus 1%	300	300
July, 2012	6.25	Redeemable at any time. After July 16, 2007, interest will be payable at an annual rate equal to the 90 day bankers' acceptance rate plus 1%	500	500
July, 2013	5.65	Redeemable at any time. After July 22, 2008, interest will be payable at an annual rate equal to the 90 day bankers' acceptance rate plus 1%	425	425
September, 2013	8.3	Redeemable at any time	250	250
May, 2014	5.75	Redeemable at any time. After May 12, 2009, interest will be payable at an annual rate equal to the 90 day bankers' acceptance rate plus 1%	325	350
June, 2025	8.9	Redeemable at any time	250	250
August, 2085	Floating	US $214 bearing interest at a floating rate of the offered rate for six-month Eurodollar deposits plus 0.125%. Redeemable on any interest payment date	340	325
			$ 5,344	$ 5,370

The aggregate maturities of the debentures are as follows ($ millions):

Less than 1 year	$ 350
From 1 to 2 years	513
From 2 to 3 years	–
From 3 to 4 years	–
From 4 to 5 years	–
From 5 to 10 years	2,391
Over 10 years	2,090
	$ 5,344

(1) In accordance with the provisions of the Capital Adequacy Guideline of the Superintendent, all redemptions are subject to regulatory approval.

12. Capital stock

Authorized:

An unlimited number of preferred and common shares without nominal or par value.

Issued and fully paid:

	2001		2000	
As at October 31 ($ millions)	**Number of shares**	**Amount**	Number of shares	Amount
Preferred shares:				
Series 6[1]	**12,000,000**	**$ 300**	12,000,000	$ 300
Series 7[2]	**8,000,000**	**200**	8,000,000	200
Series 8[3]	**9,000,000**	**225**	9,000,000	225
Series 9[4]	**10,000,000**	**250**	10,000,000	250
Series 10[5]	**–**	**–**	7,100	–
Series 11[6]	**9,992,900**	**250**	9,992,900	250
Series 12[7]	**12,000,000**	**300**	12,000,000	300
Total issued by the Bank	**60,992,900**	**$ 1,525**	61,000,000	$ 1,525
Issued by Scotia Mortgage Investment Corporation[8]	**250,000**	**250**	250,000	250
Total preferred shares[9]	**61,242,900**	**$ 1,775**	61,250,000	$ 1,775
Common shares:				
Outstanding at beginning of year	**497,964,733**	**$ 2,765**	494,251,965	$ 2,678
Issued under Shareholder Dividend and Share Purchase Plan[10]	**1,086,522**	**47**	1,200,368	40
Issued under Stock Option Plans (Note 13)	**4,744,214**	**108**	2,512,400	47
Outstanding at end of year	**503,795,469**	**$ 2,920**	497,964,733	$ 2,765
Total capital stock		**$ 4,695**		$ 4,540

(1) Series 6 Non-cumulative Preferred Shares are entitled to non-cumulative preferential cash dividends payable quarterly in an amount per share of $0.446875. With regulatory approval, the shares may be redeemed by the Bank on or after October 29, 2002, in whole or in part, by either the payment of cash or the issuance of common shares. On and after April 28, 2003, the Series 6 Preferred Shares will be convertible at the option of the holder into common shares of the Bank, subject to the right of the Bank prior to the conversion date to redeem for cash or find substitute purchasers for such preferred shares.

(2) Series 7 Non-cumulative Preferred Shares are entitled to non-cumulative preferential cash dividends payable quarterly in an amount per share of $0.44375. With regulatory approval, the shares may be redeemed by the Bank on or after July 29, 2002, in whole or in part, at declining premiums, by either the payment of cash or the issuance of common shares. On and after January 27, 2005, the Series 7 Preferred Shares will be convertible at the option of the holder into common shares of the Bank, subject to the right of the Bank prior to the conversion date to redeem for cash or find substitute purchasers for such preferred shares.

(3) Series 8 Non-cumulative Preferred Shares are entitled to non-cumulative preferential cash dividends payable quarterly in an amount per share of $0.4375. With regulatory approval, the shares may be redeemed by the Bank on or after January 29, 2003, in whole or in part, at declining premiums, by either the payment of cash or the issuance of common shares. On and after July 27, 2005, the Series 8 Preferred Shares will be convertible at the option of the holder into common shares of the Bank, subject to the right of the Bank prior to the conversion date to redeem for cash or find substitute purchasers for such preferred shares.

(4) Series 9 Non-cumulative Preferred Shares are entitled to non-cumulative preferential cash dividends payable quarterly in an amount per share of $0.421875. With regulatory approval, the shares may be redeemed by the Bank on or after April 28, 2003, in whole or in part, at declining premiums, by either the payment of cash or the issuance of common shares. On and after October 27, 2005, the Series 9 Preferred Shares will be convertible at the option of the holder into common shares of the Bank, subject to the right of the Bank prior to the conversion date to redeem for cash or find substitute purchasers for such preferred shares.

(5) Series 10 Non-cumulative Preferred Shares were redeemed on April 26, 2001. These shares were entitled to non-cumulative preferential cash dividends, payable quarterly in an amount per share of $0.02. These shares were redeemed by the Bank at par by the payment in cash of $10.00 for each such share together with declared and unpaid dividends to the redemption date.

(6) Series 11 Non-cumulative Preferred Shares are entitled to non-cumulative preferential cash dividends payable quarterly in an amount per share of $0.375. With regulatory approval, the shares may be redeemed by the Bank on or after January 28, 2004, in whole or in part, by either the payment of cash or the issuance of common shares. On and after January 27, 2006, the Series 11 Preferred Shares will be convertible at the option of the holder into common shares of the Bank, subject to the right of the Bank prior to the conversion date to redeem for cash or find substitute purchasers for such preferred shares.

(7) Series 12 Non-cumulative Preferred Shares are entitled to non-cumulative preferential cash dividends payable quarterly in an amount per share of $0.328125. With regulatory approval, the shares may be redeemed by the Bank at par on or after October 29, 2013, in whole or in part, by the payment in cash of $25.00 per share, together with declared and unpaid dividends to the date fixed for redemption.

(8) Scotia Mortgage Investment Corporation, a wholly-owned subsidiary of the Bank, issued Class A Preferred Shares which are entitled to non-cumulative preferential cash dividends, if and when declared, payable semi-annually in an amount per share of $32.85. With regulatory approval, on or after October 31, 2007, Class A Preferred Shares may be redeemed in whole by the payment of cash by Scotia Mortgage Investment Corporation or, at the option of the Bank, exchanged for common shares of the Bank. On or after October 31, 2007, the Class A Preferred Shares will be exchangeable at the option of the holder into common shares of the Bank, subject to the right of the Bank prior to the exchange date to purchase for cash or find substitute purchasers for such shares. Under certain circumstances the Class A Preferred Shares of Scotia Mortgage Investment Corporation will be automatically exchanged, without the consent of the holder, into Series Z Non-cumulative Preferred Shares of the Bank which would bear the same dividend rate and similar redemption features.

(9) On April 4, 2000, BNS Capital Trust, a wholly-owned closed-end trust, issued 500,000 Scotiabank Trust Securities – 2000-1 ("Scotia BaTS"). These securities are exchangeable into Non-cumulative Preferred Shares Series Y of the Bank in certain circumstances.

Each Scotia BaTS is entitled to receive non-cumulative fixed cash distributions payable semi-annually in an amount per Scotia BaTS of $36.55. The first of such cash distributions was paid on December 31, 2000, in an amount of $54.27 per Scotia BaTS. Should the Bank fail to declare regular dividends on any of its directly issued outstanding preferred or common shares, cash distributions will not be made on the Scotia BaTS.

The Scotia BaTS, with regulatory approval, may be redeemed in whole prior to June 30, 2005, upon the occurrence of certain tax or regulatory capital changes, or on or after June 30, 2005, at the option of BNS Capital Trust. On or after June 30, 2011, the Scotia BaTS may be exchanged, at the option of the holder into Non-cumulative Preferred Shares Series Y of the Bank, subject to the right of the Bank prior to the exchange date to purchase for cash or find substitute purchasers for such securities. These Non-cumulative Preferred Shares Series Y would pay a dividend rate equivalent to the cash distribution rate of the Scotia BaTS. Under certain circumstances, the Scotia BaTS would be automatically exchanged without the consent of the holder, into Non-cumulative Preferred Shares Series Y of the Bank. See Note 10, non-controlling interest in subsidiaries.

(10) As at October 31, 2001, common shares totalling 11,389,616 have been reserved for future issue under the terms of the Shareholder Dividend and Share Purchase Plan.

Restrictions on dividend payments

Under the Bank Act, the Bank is prohibited from declaring any dividends on its common or preferred shares when the Bank is, or would be placed by such a declaration, in contravention of the capital adequacy, liquidity or any other regulatory directives issued under the Bank Act. In addition, common share dividends cannot be paid unless all dividends to which preferred shareholders are then entitled to have been paid or sufficient funds have been set aside to do so.

In the event that applicable cash distributions on the Scotia BaTS are not paid on a regular distribution date, the Bank has undertaken not to declare dividends of any kind on its preferred or common shares.

Currently, these limitations do not restrict the payment of dividends on preferred or common shares.

13. Stock-based compensation

a) Stock option plans

Under terms of the Employee Stock Option Plan, options to purchase common shares may be granted to selected employees at an exercise price not less than the closing price of The Bank of Nova Scotia common shares on the Toronto Stock Exchange (TSE) on the day prior to the date of the grant. These options vest evenly over a four-year period and are exercisable no later than 10 years after the date of the grant. Outstanding options expire on dates ranging from June 3, 2004, to January 19, 2011. A total of 49 million shares were reserved for issuance under this plan, of which 11.6 million shares have been issued as a result of the exercise of options, 26.5 million shares are committed under outstanding options, leaving 10.9 million shares available for issuance as options.

In 2001, a Directors' Stock Option Plan was approved. A total of 400,000 common shares has been reserved for issuance to non-employee Directors under this plan. Options are fully exercisable at the time of grant, expiring on March 9, 2011. Currently, 63,000 options are outstanding at an exercise price of $41.90. To date, no options have been exercised.

Details of the Bank's Employee Stock Option Plan are as follows:

	2001		2000	
As at October 31	**Number of stock options (000's)**	**Weighted average exercise price**	Number of stock options (000's)	Weighted average exercise price
Outstanding at beginning of year	**25,321**	**$ 27.51**	22,449	$ 26.29
Granted	**6,270**	**42.05**	6,026	28.35
Exercised	**(4,744)**	**22.61**	(2,512)	18.79
Forfeited/cancelled	**(324)**	**29.70**	(642)	26.83
Outstanding at end of year	**26,523**	**$ 31.80**	25,321	$ 27.51
Exercisable at end of year	**11,851**	**$ 27.36**	11,401	$ 23.98
Available for grant	**10,875**		16,821	

As at October 31, 2001

	Options Outstanding			Options Exercisable	
Range of exercise prices	Number of stock options (000's)	Weighted average remaining contractual life (years)	Weighted average exercise price	Number of stock options (000's)	Weighted average exercise price
$13.25 to $16.53	2,613	4.2	$ 15.72	2,613	$ 15.72
$26.05 to $35.10	17,677	7.1	$ 30.56	9,238	$ 30.65
$42.05	6,233	9.2	$ 42.05	–	$ 42.05
	26,523	7.3	$ 31.80	11,851	$ 27.36

b) Employee share ownership plans

Qualifying employees can contribute up to the lesser of a specified percentage of salary and a maximum dollar amount towards the purchase of common shares of the Bank or deposits with the Bank. In general, the Bank matches 50% of qualifying contributions which is expensed in salaries and staff benefits. During 2001, the Bank's contributions totalled $23 million (2000 – $22 million). Contributions, which are used by the plan trustee to purchase common shares in the open market, do not result in a subsequent expense to the Bank from share price appreciation.

c) Other stock-based compensation plans

Other stock-based compensation plans use notional units that are valued based on The Bank of Nova Scotia's common share price on the TSE. These units, with the exception of Stock Appreciation Rights, accumulate dividend equivalents in the form of additional units based on the dividends paid on the Bank's common shares. Changes in the value of the units as a result of fluctuations in the Bank's share price totalled $16 million in 2001 (2000 – $52 million), which was recognized in salaries and staff benefits in the Consolidated Statement of Income. Details of these plans are as follows:

Stock Appreciation Rights (SARs)

SARs are granted instead of stock options to selected employees in countries where local laws may restrict the Bank from issuing shares. The SARs have vesting and exercise terms and conditions similar to the stock options. When a SAR is exercised, the Bank pays the appreciation amount in cash equal to the rise in the market price of the Bank's common shares since the grant date. During fiscal 2001, 1,536,000 SARs were granted (2000 – 1,455,000) and as at October 31, 2001, 5,793,525 SARs were outstanding (2000 – 5,444,095), of which 2,281,094 SARs were vested (2000 – 2,196,370).

Deferred Stock Unit Plan (DSU)

Under the DSU Plan, senior officers may elect to receive all or a portion of their cash bonus under the Management Incentive Plan (which is expensed for the year awarded by the Bank in salaries and staff benefits in the Consolidated Statement of Income) in the form of deferred stock units. Units are redeemable only when an officer ceases to be a Bank employee and must be redeemed within one year thereafter. As at October 31, 2001, there were 513,900 units outstanding (2000 – 258,420).

Directors' Deferred Stock Unit Plan (DDSU)

Under the DDSU Plan, non-employee Directors of the Bank may elect to allocate all or a portion of their fee (which is expensed by the Bank in other expenses in the Consolidated Statement of Income) for that fiscal year, as deferred stock units. Units are redeemable only following resignation or retirement and must be redeemed by December 31st of the year following the year of retirement or resignation. As at October 31, 2001, there were 17,928 units outstanding (2000 – nil).

Restricted Share Unit Plan (RSU)

Under the RSU Plan, selected senior officers receive a bonus (which is expensed for the year awarded by the Bank in salaries and staff benefits in the Consolidated Statement of Income) in the form of an award of restricted share units. The units vest at the end of three years, at which time they are paid. As at October 31, 2001, there were 150,947 units awarded and outstanding (2000 – nil) of which none were vested.

14. Corporate income taxes

On November 1, 2000, the Bank adopted the asset and liability method of accounting for corporate income taxes, as established by the CICA, on a retroactive basis, with no restatement of prior periods. In previous periods, the Bank followed the deferral method of accounting for income taxes, whereby income tax provisions or recoveries were recorded in the years the income and expense were recognized for accounting purposes, regardless of when the related taxes were actually paid or settled. Income tax provisions or recoveries were measured at tax rates in effect in the year the differences originated. An amount of $39 million was charged to opening retained earnings in fiscal 2001 with an offsetting reduction to the future income tax asset.

Components of income tax provision

For the year ended October 31 ($ millions)	**2001**	2000
Provision for income taxes in the Consolidated Statement of Income:		
Current	**$ 768**	$ 956
Future	**108**	34
	876	990
Provision for future income taxes in the Consolidated Statement of Changes in Shareholders' Equity in respect to unrealized foreign currency gains and losses and other	**(9)**	9
Total provision for income taxes	**$ 867**	$ 999
Current income taxes:		
Domestic:		
Federal	**$ 247**	$ 405
Provincial	**152**	220
Foreign	**369**	331
	768	956
Future income taxes:		
Domestic:		
Federal	**61**	28
Provincial	**19**	12
Foreign	**19**	3
	99	43
Total income taxes	**$ 867**	$ 999

Reconciliation to statutory rate

Income taxes in the Consolidated Statement of Income vary from the amounts that would be computed by applying the composite federal and provincial statutory income tax rate for the following reasons:

	2001		2000	
For the year ended October 31 ($ millions)	**Amount**	**Percent of pre-tax income**	Amount	Percent of pre-tax income
Income taxes at statutory rate	**$1,309**	**41.1%**	$ 1,267	42.5%
Increase (decrease) in income taxes resulting from:				
Lower average tax rate applicable to subsidiaries, associated corporations, and foreign branches	**(354)**	**(11.1)**	(230)	(7.7)
Tax-exempt income from securities	**(107)**	**(3.4)**	(96)	(3.2)
Future income tax effect of substantively enacted tax rate reductions	**90**	**2.8**	–	–
Other, net	**(62)**	**(1.9)**	49	1.6
Total income taxes and effective tax rate	**$ 876**	**27.5%**	$ 990	33.2%

Future income taxes

The tax-effected temporary differences which result in future income tax assets and (liabilities) are as follows:

As at October 31 ($ millions)	**2001**	2000
Allowance for credit losses	**$ 581**	$ 623
Deferred income	**174**	126
Securities	**5**	141
Premises and equipment	**(89)**	(56)
Pension fund	**(121)**	(146)
Other	**182**	234
Net future income taxes	**$ 732**[(1)]	$ 922

(1) Net future income taxes of $732 are represented by future income tax assets of $824, net of future income tax liabilities of $92.

15. Employee future benefits

On November 1, 2000, the Bank adopted the new accounting standard established by the CICA for employee future benefits. Employee future benefits include pensions and other retirement benefits, post-employment benefits, compensated absences and termination benefits.

The new accounting standard requires the accrual of the Bank's expected cost and obligation of providing other retirement benefits (such as health and dental care costs and life insurance benefits) as the employees earn the entitlement to the benefits, in a manner similar to pension costs. In prior years, such costs were charged to income when paid by the Bank. The new standard also requires the use of current market interest rates to estimate the present value of future benefit obligations, whereas in prior years, an estimated long-term interest rate was used to determine the present value of the pension obligation.

The new accounting standard was adopted on a prospective basis with a transition date of November 1, 2000. The net transitional asset will result in a reduction in benefit expense in the Consolidated Statement of Income as it is recognized over the estimated average remaining service life of the employees of approximately 14 to 18 years.

A summary of the Bank's principal plans is as follows[1]:

	Pension plans		Other benefit plans
For the year ended October 31 ($ millions)	**2001**	2000	**2001**
Change in projected benefit obligation			
Projected benefit obligation at beginning of year	**$ 2,257**	$ 2,141	**$ –**
Adjustment related to adoption of new accounting standard	**210**	–	**455**
Cost of benefits earned in the year	**77**	70	**19**
Interest cost on projected benefit obligation	**176**	161	**33**
Employee contributions	**9**	7	**–**
Benefits paid	**(117)**	(110)	**(29)**
Actuarial loss (gain)	**106**	(8)	**42**
Other	**10**	(4)	**6**
Projected benefit obligation at end of year	**$ 2,728**	$ 2,257	**$ 526**
Change in fair value of assets			
Fair value of assets at beginning of year	**$ 3,406**	$ 2,916	**$ –**
Adjustment related to adoption of new accounting standard	**154**	–	**70**
Actual return on assets	**87**	589	**4**
Employer contributions	**13**	9	**19**
Employee contributions	**9**	7	**–**
Benefits paid	**(117)**	(110)	**(18)**
Other	**(4)**	(5)	**–**
Fair value of assets at end of year	**$ 3,548[2]**	$ 3,406[2]	**$ 75**
Funded status			
Excess (deficit) of fair value of assets over projected benefit obligation at end of year	**$ 820**	$ 1,149	**$ (451)**
Unrecognized net actuarial loss (gain)	**301**	(797)	**48**
Unrecognized past service costs	**7**	62	**–**
Unrecognized transitional obligation (asset)	**(641)**	(10)	**354**
Valuation allowance	**(109)**	(82)	**–**
Other	**3**	–	**7**
Prepaid (accrued) benefit expense at end of year	**$ 381**	$ 322	**$ (42)**
Annual benefit expense			
Cost of benefits earned in the year	**$ 77**	$ 70	**$ 19**
Interest cost on projected benefit obligation	**176**	161	**33**
Expected return on assets	**(280)**	(198)	**(5)**
Recognition of transitional obligation (asset)	**(45)**	(2)	**24**
Valuation allowance provided against prepaid benefit expense	**27**	42	**–**
Other	**(1)**	(16)	**–**
Benefit (income) expense	**$ (46)**	$ 57	**$ 71**
Weighted average assumptions (%)			
Discount rate at beginning of year	**7.00**	7.50	**7.00**
Discount rate at end of year	**6.75**	7.50	**6.75**
Assumed long-term rate of return on assets	**8.00**	7.50	**7.50**
Rate of increase in future compensation	**3.90**	4.15	**3.90**

(1) Other minor plans operated by certain subsidiaries of the Bank are not considered material and are not included in these disclosures.
(2) The fair value of assets invested in common shares of the Bank totalled $372 (2000 – $308).

The assumed health care cost trend used in determining benefit expense for 2001 is 10%, decreasing 1% per annum to an ultimate level of 4.5%. The assumed dental care cost trend used in determining benefit expense for 2001 is 5%, decreasing 0.15% per annum to an ultimate level 3.5%.

An increase of one percentage point in the health and dental cost trends would have increased the 2001 benefit expense by $3 million and end of year benefit obligation by $53 million.

Included in the pension plans' projected benefit obligation at the end of 2001 is $146 million related to supplemental unfunded retirement arrangements.

16. Net income per common share

On February 1, 2001, the Bank adopted the revised CICA accounting standard for determining earnings per share. The treasury stock method is now used for calculating diluted earnings per share. The Bank has restated comparative diluted per share amounts, which were not significantly different from those previously reported.

Basic net income per common share is determined by dividing net income available to common shareholders as reported in the Consolidated Statement of Income by the average daily number of common shares outstanding. Diluted net income per common share reflects the potential dilutive effect of stock options granted under the Bank's Stock Option Plans, as determined under the treasury stock method.

Convertible preferred shares have not been included in the calculation of diluted earnings per share since the Bank has the right to redeem them for cash prior to the conversion date.

17. Related party transactions

In the ordinary course of business, the Bank provides to its associated corporations normal banking services on terms similar to those offered to non-related parties.

18. Segmented results of operations

Scotiabank is a diversified financial services institution that provides a wide range of financial products and services to retail, commercial and corporate customers around the world. The Bank is organized into three main operating segments: Domestic Banking, International Banking, and Scotia Capital.

Domestic Banking, including Wealth Management, provides a comprehensive array of retail and commercial banking services through branch and electronic delivery channels, to individuals and small to medium-sized businesses in Canada. The retail services include consumer and mortgage lending, credit and debit card services, savings, chequing and retirement deposit products, personal trust services, retail brokerage, mutual funds and transaction services. In addition to credit, commercial clients are provided with deposit and cash management services.

International Banking supplies retail and commercial banking services through branches, subsidiaries and foreign affiliates. The products and services offered are generally the same as those in Domestic Banking.

Scotia Capital is an integrated corporate and investment bank which services the credit, capital market and risk management needs of the Bank's global relationships with large corporations, financial institutions and governments. The services provided include: credit and related products, debt and equity underwriting, foreign exchange, derivative products, precious and base metals products and financial advisory services. Also, it conducts trading activities for its own account and manages the short-term funding of the Bank.

The Other category represents smaller operating segments, including Group Treasury and other corporate items which are not allocated to an operating segment.

The results of these business segments are based upon the internal financial reporting systems of the Bank. The accounting policies used in these segments are generally consistent with those followed in the preparation of the consolidated financial statements as disclosed in Note 1. The only notable accounting measurement difference is the grossing up of tax-exempt net interest income to an equivalent before-tax basis for those affected segments.

Because of the complexity of the Bank, various estimates and allocation methodologies are used in the preparation of the business segment financial information. The assets and liabilities are transfer priced at wholesale market rates, and corporate expenses are allocated to each segment based on utilization. As well, capital is apportioned to the business segments on a risk-based methodology. Transactions between segments are recorded within segment results as if conducted with a third party and are eliminated on consolidation.

For the year ended October 31, 2001

($ millions) *taxable equivalent basis*	Domestic Banking	International Banking	Scotia Capital	Other[(1)]	**Total**
Net interest income	$ 3,135	$ 2,020	$ 1,598	$ (553)	**$ 6,200**
Provision for credit losses	(283)	(250)	(754)	(138)	**(1,425)**
Other income	1,582	691	1,196	602	**4,071**
Net interest and other income	4,434	2,461	2,040	(89)	**8,846**
Amortization of capital assets and goodwill	(139)	(76)	(22)	(58)	**(295)**
Other non-interest expenses	(2,808)	(1,594)	(962)	(3)	**(5,367)**
Income before the undernoted:	1,487	791	1,056	(150)	**3,184**
Provision for income taxes	(527)	(200)	(370)	221	**(876)**
Non-controlling interest in net income of subsidiaries	–	(102)	–	(37)	**(139)**
Net income	$ 960	$ 489	$ 686	$ 34	**$ 2,169**
Total average assets *($ billions)*	$ 90	$ 47	$ 115	$ 20	**$ 272**

For the year ended October 31, 2000					
($ millions) *taxable equivalent basis*	Domestic Banking	International Banking	Scotia Capital	Other[1]	Total
Net interest income	$ 2,932	$ 1,371	$ 1,385	$ (489)	$ 5,199
Provision for credit losses	(210)	(185)	(412)	42	(765)
Other income	1,706	451	1,001	507	3,665
Net interest and other income	4,428	1,637	1,974	60	8,099
Amortization of capital assets and goodwill	(168)	(58)	(24)	(45)	(295)
Other non-interest expenses	(2,804)	(999)	(885)	(136)	(4,824)
Income before the undernoted:	1,456	580	1,065	(121)	2,980
Provision for income taxes	(574)	(173)	(415)	172	(990)
Non-controlling interest in net income of subsidiaries	–	(43)	–	(21)	(64)
Net income	$ 882	$ 364	$ 650	$ 30	$ 1,926
Total average assets *($ billions)*	$ 89	$ 31	$ 101	$ 18	$ 239

(1) Includes revenues from all other smaller operating segments of $359 in 2001 (2000 – $356), and net income of $210 in 2001 (2000 – $193). As well, includes corporate adjustments such as the elimination of the tax-exempt income gross-up reported in net interest income and provision for income taxes, increases in the general provision, differences in the actual amount of costs incurred and charged to the operating segments, and the impact of securitizations.

The following table summarizes the Bank's financial results by geographic region. Revenues and expenses which have not been allocated back to specific operating business lines are reflected in corporate adjustments.

Geographical Segmentation[1]

For the year ended October 31, 2001 *($ millions)*	Canada	United States	Other International	**Total**
Net interest income	$ 3,580	$ 721	$ 2,298	**$ 6,599**
Provision for credit losses	(306)	(686)	(295)	**(1,287)**
Other income	2,383	493	860	**3,736**
Non-interest expenses	(3,488)	(297)	(1,856)	**(5,641)**
Provision for income taxes	(667)	(64)	(229)	**(960)**
Non-controlling interest in net income of subsidiaries	–	–	(102)	**(102)**
Income	$ 1,502	$ 167	$ 676	**$ 2,345**
Corporate adjustments				**(176)**
Net income				**$ 2,169**
Total average assets *($ billions)*	$ 152	$ 44	$ 72	**$ 268**
Corporate adjustments				**4**
Total average assets, including corporate adjustments				**$ 272**

For the year ended October 31, 2000 *($ millions)*	Canada	United States	Other International	Total
Net interest income	$ 3,282	$ 651	$ 1,588	$ 5,521
Provision for credit losses	(243)	(308)	(256)	(807)
Other income	2,407	469	588	3,464
Non-interest expenses	(3,455)	(287)	(1,229)	(4,971)
Provision for income taxes	(682)	(217)	(176)	(1,075)
Non-controlling interest in net income of subsidiaries	–	–	(43)	(43)
Income	$ 1,309	$ 308	$ 472	$ 2,089
Corporate adjustments				(163)
Net income				$ 1,926
Total average assets *($ billions)*	$ 143	$ 39	$ 54	$ 236
Corporate adjustments				3
Total average assets, including corporate adjustments				$ 239

(1) Revenues are attributed to countries based on where services are performed or assets are recorded.

19. Commitments and contingent liabilities

a) Indirect commitments

In the normal course of business, various indirect commitments are outstanding which are not reflected in the consolidated financial statements. These may include:

- Guarantees and standby letters of credit which represent an irrevocable obligation to pay a third party when a customer does not meet its contractual financial or performance obligations.
- Documentary and commercial letters of credit which require the Bank to honour drafts presented by a third party when specific activities are completed.
- Commitments to extend credit which represent undertakings to make credit available in the form of loans or other financings for specific amounts and maturities, subject to specific conditions.
- Securities lending transactions under which the Bank, acting as principal or agent, agrees to lend securities to a borrower. The borrower must fully collateralize the security loan at all times.
- Security purchase commitments which require the Bank to fund future investments.

These financial instruments are subject to normal credit standards, financial controls and monitoring procedures.

The table below provides a detailed breakdown of the Bank's off-balance sheet indirect commitments expressed in terms of the contractual amounts of the related commitment or contract.

As at October 31 ($ millions)	**2001**	2000
Guarantees and standby letters of credit	**$ 11,738**	$ 11,228
Documentary and commercial letters of credit	**746**	771
Commitments to extend credit:		
Original term to maturity of one year or less	**92,170**	84,554
Original term to maturity of more than one year	**40,422**	43,107
Securities lending	**3,090**	4,796
Security purchase commitments	**825**	729
Total off-balance sheet indirect commitments	**$ 148,991**	$ 145,185

b) Lease commitments

Minimum future rental commitments at October 31, 2001, for buildings and equipment under long-term, non-cancellable leases are shown below.

For the year ($ millions)	
2002	**$ 159**
2003	**138**
2004	**114**
2005	**93**
2006	**72**
2007 and thereafter	**326**
Total	**$ 902**

Building rent expense, net of rental income from subleases, included in the Consolidated Statement of Income was $200 million (2000 – $179 million).

c) Pledging of assets

In the ordinary course of business, securities and other assets are pledged against liabilities. Details of assets pledged are shown below:

As at October 31 ($ millions)	**2001**	2000
Assets pledged to:		
Bank of Canada(1)	**$ 75**	$ 73
Foreign governments and central banks(1)	**4,663**	2,669
Clearing systems, payment systems and depositories(1)	**450**	328
Assets pledged in relation to exchange-traded derivative transactions	**117**	40
Assets pledged as collateral related to:		
Securities borrowed	**6,875**	4,015
Obligations related to assets sold under repurchase agreements	**30,627**	23,792
Call loans	**4**	89
Over-the-counter derivative transactions	**94**	59
Total	**$ 42,905**	$ 31,065

(1) Includes assets pledged in order to participate in clearing and payment systems and depositories or to have access to the facilities of central banks in foreign jurisdictions.

d) Litigation

In the ordinary course of business the Bank and its subsidiaries have legal proceedings brought against them. Management does not expect the outcome of these proceedings, in aggregate, to have a material adverse effect on the Bank's consolidated financial position or results of operations.

20. Financial instruments

a) Fair value

Fair value amounts represent estimates of the consideration that would currently be agreed upon between knowledgeable, willing parties who are under no compulsion to act and is best evidenced by a quoted market price, if one exists. Many of the Bank's financial instruments lack an available trading market. Therefore, these instruments have been valued using present value or other valuation techniques and may not necessarily be indicative of the amounts realizable in an immediate settlement of the instruments. In addition, the calculation of estimated fair value is based on market conditions at a specific point in time and may not be reflective of future fair values.

Changes in interest rates are the main cause of changes in the fair value of the Bank's financial instruments. The majority of the Bank's financial instruments are carried at historical cost and are not adjusted to reflect increases or decreases in fair value due to market fluctuations, including those due to interest rate changes. For those financial instruments held for trading purposes, the carrying value is adjusted regularly to reflect the fair value.

The following table sets out the fair values of on-balance sheet financial instruments and derivative instruments of the Bank using the valuation methods and assumptions described below. The fair values disclosed do not reflect the value of assets and liabilities that are not considered financial instruments, such as land, buildings and equipment.

	2001			2000		
As at October 31 ($ millions)	**Total fair value**	**Total book value**	**Favourable/ (Unfavourable)**	Total fair value	Total book value	Favourable/ (Unfavourable)
Assets:						
Cash resources	**$ 20,160**	**$ 20,160**	**$ –**	$ 18,744	$ 18,744	$ –
Securities	**54,242**	**53,284**	**958[1]**	42,507	41,386	1,121 [1]
Loans	**177,195**	**175,432**	**1,763**	166,494	166,903	(409)
Customers' liability under acceptances	**9,301**	**9,301**	**–**	8,807	8,807	–
Other	**4,359**	**4,359**	**–**	3,780	3,780	–
Liabilities:						
Deposits	**187,570**	**186,195**	**(1,375)**	174,633	173,900	(733)
Acceptances	**9,301**	**9,301**	**–**	8,807	8,807	–
Obligations related to assets sold under repurchase agreements	**30,627**	**30,627**	**–**	23,792	23,792	–
Obligations related to securities sold short	**6,442**	**6,442**	**–**	4,297	4,297	–
Other	**13,938**	**13,938**	**–**	13,364	13,364	–
Subordinated debentures	**5,555**	**5,344**	**(211)**	5,293	5,370	77
Derivatives (Note 21)	**945**	**987[2]**	**(42)**	779	596 [2]	183

(1) This excludes deferred realized hedge losses on securities of $283 (2000 – $252).
(2) This amount represents a net asset.

The book value of financial assets and financial liabilities held for purposes other than trading may exceed their fair value due primarily to changes in interest rates. In such instances, the Bank does not reduce the book value of these financial assets and financial liabilities to their fair value as it is the Bank's intention to hold them to maturity.

Determination of fair value

The following methods and assumptions were used to estimate the fair values of on-balance sheet financial instruments:

The fair values of cash resources, assets purchased under resale agreements, customers' liability under acceptances, other assets, obligations related to assets sold under repurchase agreements, acceptances and other liabilities are assumed to approximate their carrying values, due to their short-term nature.

The fair value of securities is assumed to be equal to the estimated market value of securities provided in Note 3. The fair value of obligations related to securities sold short is assumed to be equal to their book value as they are carried at market value. These market values are based on quoted prices, when available. When a quoted price is not readily available, market values are estimated using quoted market prices of similar securities, or other valuation techniques.

The estimated fair value of loans reflects changes in the general level of interest rates that have occurred since the loans were originated. The particular valuation methods used are as follows:

- For loans to designated emerging markets, fair value is based on quoted market prices.
- For floating rate loans, fair value is assumed to be equal to book value as the interest rates on these loans automatically reprice to market.
- For all other loans, fair value is determined by discounting the expected future cash flows of these loans at market rates for loans with similar terms and risks.

The fair values of deposits payable on demand or after notice or floating rate deposits payable on a fixed date are assumed to be equal to their carrying values. The estimated fair values of fixed rate deposits payable on a fixed date are determined by discounting the contractual cash flows, using market interest rates currently offered for deposits with similar terms and risks.

The fair values of subordinated debentures and liabilities of subsidiaries, other than deposits (included in other liabilities), are determined by reference to current market prices for debt with similar terms and risks.

b) Interest rate risk

The following table summarizes carrying amounts of balance sheet assets, liabilities and equity, and off-balance sheet financial instruments in order to arrive at the Bank's interest rate gap based on the earlier of contractual repricing or maturity dates. To arrive at the Bank's view of its effective interest rate gap, adjustments are made to factor in expected mortgage and loan repayments based on historical patterns, and to reclassify the Bank's trading instruments to the immediately rate sensitive category.

As at October 31, 2001 ($ millions)	Immediately rate sensitive[1]	Within 3 months	Three to 12 months	One to 5 years	Over 5 years	Non-rate sensitive	Total
Cash resources	$ 2,165	$ 12,056	$ 2,334	$ 124	$ –	$ 3,481	$ 20,160
Investment securities	2,388	2,374	2,311	6,769	7,498	4,110[2]	25,450
Trading securities	136	6,128	877	5,792	3,930	10,971	27,834
Loans	33,125	68,757	24,511	46,308	2,472	259[3]	175,432
Other assets	–	–	–	–	–	35,549[4]	35,549
Total assets	37,814	89,315	30,033	58,993	13,900	54,370	284,425
Deposits	15,818	105,250	32,949	19,602	145	12,431	186,195
Obligations related to assets sold under repurchase agreements	–	26,132	4,495	–	–	–	30,627
Obligations related to securities sold short	–	482	307	1,370	3,063	1,220	6,442
Subordinated debentures	–	350	1,434	1,413	2,147	–	5,344
Other liabilities	–	–	–	–	–	41,209[4]	41,209
Shareholders' equity	–	–	–	–	–	14,608[4]	14,608
Total liabilities and shareholders' equity	15,818	132,214	39,185	22,385	5,355	69,468	284,425
On-balance sheet gap	21,996	(42,899)	(9,152)	36,608	8,545	(15,098)	–
Off-balance sheet gap	–	2,296	(2,208)	(2,717)	2,629	–	–
Interest rate sensitivity gap based on contractual repricing	21,996	(40,603)	(11,360)	33,891	11,174	(15,098)	–
Adjustment to expected repricing	(5,414)	10,607	10,048	(7,972)	(3,756)	(3,513)	–
Total interest rate sensitivity gap	**$ 16,582**	**$(29,996)**	**$ (1,312)**	**$ 25,919**	**$ 7,418**	**$(18,611)**	**$ –**
Cumulative gap	**16,582**	**(13,414)**	**(14,726)**	**11,193**	**18,611**	**–**	**–**
As at October 31, 2000							
Total interest rate sensitivity gap	$ 29,525	$ (31,184)	$ (4,041)	$ 18,654	$ 5,424	$ (18,378)	$ –
Cumulative gap	29,525	(1,659)	(5,700)	12,954	18,378	–	–

(1) Represents those financial instruments whose interest rates change concurrently with a change in the underlying interest rate basis, for example, prime rate loans.
(2) This includes financial instruments such as common shares, non-term preferred shares, and shares in associated corporations.
(3) This includes impaired loans.
(4) This includes non-financial instruments.

The tables on the following page summarize average effective yields, by the earlier of the contractual repricing or maturity dates, for the following on-balance sheet rate-sensitive financial instruments (these rates are shown before and after adjusting for the impact of related derivatives used by the Bank for asset/liability risk management purposes).

Average effective yields by the earlier of the contractual repricing or maturity dates:

As at October 31, 2001	Unadjusted Immediately rate sensitive	Within 3 months	Three to 12 months	One to 5 years	Over 5 years	Total	Adjusted total[1]
Cash resources	4.1%	4.5%	4.4%	3.6%	–%	**4.4%**	**4.4%**
Investment securities[2]	8.7	5.3	8.0	7.8	6.7	**7.3**	**7.2**
Trading securities	8.3	8.3	2.6	4.9	6.0	**6.3**	**6.3**
Loans[3]	8.4	5.4	6.4	7.4	7.8	**6.7**	**6.7**
Deposits[4]	3.2	3.8	4.2	5.3	5.3	**4.0**	**4.0**
Obligations related to assets sold under repurchase agreements[4]	–	5.1	4.1	–	–	**5.0**	**5.0**
Obligations related to securities sold short	–	2.5	2.2	3.3	5.2	**4.3**	**4.3**
Subordinated debentures[4]	–	6.0	5.7	6.4	6.5	**6.2**	**4.8**

As at October 31, 2000	Unadjusted Immediately rate sensitive	Within 3 months	Three to 12 months	One to 5 years	Over 5 years	Total	Adjusted total[1]
Cash resources	6.0%	5.7%	5.4%	6.8%	–%	5.7%	5.7%
Investment securities[2]	7.4	8.4	7.1	7.0	6.0	6.9	6.8
Trading securities	6.6	6.1	6.9	6.7	6.7	6.6	6.6
Loans[3]	9.0	7.6	7.7	7.2	8.8	7.8	7.8
Deposits[4]	5.1	5.7	5.8	5.6	5.8	5.7	5.7
Obligations related to assets sold under repurchase agreements[4]	–	6.0	6.0	–	–	6.0	6.0
Obligations related to securities sold short	–	5.6	5.9	6.0	6.2	6.1	6.1
Subordinated debentures[4]	–	–	7.6	6.2	6.7	6.5	6.4

(1) After adjusting for the impact of related derivatives.

(2) Yields are based on book values, net of the related country risk provision, and contractual interest or stated dividend rates adjusted for amortization of premiums and discounts. Yields on tax-exempt securities have not been computed on a taxable equivalent basis.

(3) Yields are based on book values, net of allowance for credit losses, and contractual interest rates, adjusted for the amortization of any deferred income.

(4) Yields are based on book values and contractual interest rates.

c) Credit exposure

The following table summarizes the credit exposure of the Bank to businesses and governments by sector:

As at September 30 ($ millions)	2001 Loans and acceptances[1]	Guarantees and letters of credit	Derivative instruments[2]	Total	2000 Total
Primary industry and manufacturing	$ 29,271	$ 3,806	$ 1,400	**$ 34,477**	$ 33,012
Commercial and merchandising	30,375	3,202	386	**33,963**	31,851
Real estate	3,520	419	62	**4,001**	4,934
Transportation, communication and utilities	15,201	1,830	785	**17,816**	16,406
Banks and other financial services	6,338	2,189	14,038	**22,565**	16,939
Foreign governments and central banks	1,434	614	73	**2,121**	718
Canadian governments	358	39	1,338	**1,735**	1,651
Total	$ 86,497	$ 12,099	$ 18,082	**$ 116,678**	$ 105,511
General provision[2][3]				**1,399**	1,210
				$ 115,279	$ 104,301

(1) Excludes assets purchased under resale agreements.

(2) Derivative instruments and general provision are as at October 31.

(3) The remaining $76 (2000 – $90) of the $1,475 (2000 – $1,300) general provision is allocated against loans other than business and government loans.

d) Anticipatory hedges

In its normal course of business, the Bank may decide to hedge anticipatory transactions such as future foreign revenues and expenses and planned deposit campaigns. As at October 31, 2001, and 2000, there were no material anticipatory hedges outstanding.

21. Derivative instruments

a) Notional amounts

The following table provides the aggregate notional amounts of off-balance sheet derivative instruments outstanding by type and segregated between those used by the Bank in its dealer capacity (Trading) and those used in the Bank's asset/liability risk management process (ALM). The notional amounts of these contracts represent the derivatives volume outstanding and do not represent the potential gain or loss associated with the market risk or credit risk of such instruments. The notional amounts represent the amount to which a rate or price is applied to determine the amount of cash flows to be exchanged. Other derivative contracts include equity, precious metals other than gold, base metals and credit derivatives.

	2001			2000		
As at October 31 ($ millions)	Trading	ALM	**Total**	Trading	ALM	Total
Interest rate contracts						
Exchange-traded:						
Futures	$ 75,455	$ 12,703	**$ 88,158**	$ 65,557	$ 24,440	$ 89,997
Options purchased	4,389	–	**4,389**	8,491	–	8,491
Options written	1,324	–	**1,324**	670	–	670
	81,168	12,703	**93,871**	74,718	24,440	99,158
Over-the-counter:						
Forward rate agreements	80,279	24,226	**104,505**	61,900	69,435	131,335
Swaps	423,261	90,824	**514,085**	365,407	86,348	451,755
Options purchased	43,981	2,369	**46,350**	59,984	7,596	67,580
Options written	55,444	704	**56,148**	67,989	285	68,274
	602,965	118,123	**721,088**	555,280	163,664	718,944
Total	$ 684,133	$ 130,826	**$ 814,959**	$ 629,998	$ 188,104	$ 818,102
Foreign exchange and gold contracts						
Exchange-traded:						
Futures	$ 2,136	$ –	**$ 2,136**	$ 1,216	$ –	$ 1,216
Options purchased	77	–	**77**	149	–	149
Options written	96	–	**96**	325	–	325
	2,309	–	**2,309**	1,690	–	1,690
Over-the-counter:						
Spot and forwards	197,263	4,799	**202,062**	155,563	3,397	158,960
Swaps	39,261	10,936	**50,197**	32,586	9,450	42,036
Options purchased	4,597	–	**4,597**	5,706	–	5,706
Options written	4,464	–	**4,464**	5,464	–	5,464
	245,585	15,735	**261,320**	199,319	12,847	212,166
Total	$ 247,894	$ 15,735	**$ 263,629**	$ 201,009	$ 12,847	$ 213,856
Other derivative contracts						
Exchange-traded	$ 4,512	$ –	**$ 4,512**	$ 6,103	$ –	$ 6,103
Over-the-counter	17,142	4,723	**21,865**	16,746	2,990	19,736
Total	$ 21,654	$ 4,723	**$ 26,377**	$ 22,849	$ 2,990	$ 25,839
Total notional amounts outstanding	$ 953,681	$ 151,284	**$ 1,104,965**	$ 853,856	$ 203,941	$ 1,057,797

b) Remaining term to maturity

The following table summarizes the remaining term to maturity of the notional amounts of the Bank's derivative instruments by type:

As at October 31, 2001 ($ millions)	Within 1 year	One to 5 years	Over 5 years	**Total**
Interest rate contracts				
Futures	$ 55,371	$ 32,787	$ –	**$ 88,158**
Forward rate agreements	101,242	3,263	–	**104,505**
Swaps	229,343	223,013	61,729	**514,085**
Options purchased	23,019	24,661	3,059	**50,739**
Options written	22,880	31,113	3,479	**57,472**
	431,855	314,837	68,267	**814,959**
Foreign exchange and gold contracts				
Futures	1,648	488	–	**2,136**
Spot and forwards	188,396	13,064	602	**202,062**
Swaps	11,414	25,975	12,808	**50,197**
Options purchased	3,159	1,515	–	**4,674**
Options written	3,072	1,488	–	**4,560**
	207,689	42,530	13,410	**263,629**
Other derivative contracts	17,271	8,521	585	**26,377**
Total	$ 656,815	$ 365,888	$ 82,262	**$ 1,104,965**

As at October 31, 2000 ($ millions)	Within 1 year	One to 5 years	Over 5 years	Total
Interest rate contracts				
Futures	$ 58,498	$ 31,499	$ –	$ 89,997
Forward rate agreements	127,590	3,745	–	131,335
Swaps	199,665	201,249	50,841	451,755
Options purchased	53,914	19,036	3,121	76,071
Options written	39,909	25,897	3,138	68,944
	479,576	281,426	57,100	818,102
Foreign exchange and gold contracts				
Futures	541	675	–	1,216
Spot and forwards	146,172	11,985	803	158,960
Swaps	11,420	23,837	6,779	42,036
Options purchased	4,066	1,789	–	5,855
Options written	4,358	1,431	–	5,789
	166,557	39,717	7,582	213,856
Other derivative contracts	20,610	4,645	584	25,839
Total	$ 666,743	$ 325,788	$ 65,266	$ 1,057,797

c) Credit risk

As with on-balance sheet assets, derivative instruments are subject to credit risk. Credit risk arises from the possibility that counterparties may default on their obligations to the Bank. However, whereas the credit risk of on-balance sheet assets is represented by the principal amount net of any applicable allowance for credit losses, the credit risk associated with derivatives is normally a small fraction of the notional amount of the derivative instrument. Derivative contracts expose the Bank to credit loss only if changes in market rates affect a counterparty's position unfavourably and the counterparty defaults on payment. Accordingly, credit risk of derivatives is represented by the positive fair value of the instrument.

Negotiated over-the-counter derivatives often present greater credit exposure than exchange-traded contracts. The net change in the exchange-traded contracts is normally settled daily in cash with the exchange. Holders of these contracts look to the exchange for performance under the contract.

The Bank strives to limit credit risk by dealing with counterparties that it believes are creditworthy, and manages its credit risk for derivatives through the same credit risk process applied to on-balance sheet assets.

The Bank pursues opportunities to reduce its exposure to credit losses on derivative instruments. These opportunities include entering into master netting arrangements with counterparties. The credit risk associated with favourable contracts is eliminated by a master netting arrangement to the extent that unfavourable contracts with the same counterparty are not settled before favourable contracts.

The following table summarizes the credit exposure of the Bank's derivatives. The credit risk amount (CRA) represents the estimated replacement cost, or positive fair value, for all contracts without taking into account any master netting or collateral arrangements that have been made. The CRA does not reflect actual or expected losses.

The credit equivalent amount (CEA) is the CRA plus an add-on for potential future exposure. The add-on amount is based on a formula prescribed in the Capital Adequacy Guideline of the Superintendent. The risk-weighted balance is the CEA multiplied by counterparty risk factors prescribed by this Guideline.

	2001					2000	
As at October 31 ($ millions)	Notional amount	Credit risk amount (CRA) (a)	Potential future exposure (b)	Credit equivalent amount (CEA) (a) + (b)	**Risk-weighted balance**	Credit risk amount (CRA)	Risk-weighted balance
Interest rate contracts							
Futures	$ 88,158	$ –	$ –	$ –	**$ –**	$ –	$ –
Forward rate agreements	104,505	155	16	171	**32**	46	13
Swaps	514,085	11,882	2,041	13,923	**3,325**	4,637	1,369
Options purchased	50,739	737	169	906	**220**	251	91
Options written	57,472	–	–	–	**–**	–	–
	814,959	12,774	2,226	15,000	**3,577**	4,934	1,473
Foreign exchange and gold contracts							
Futures	2,136	–	–	–	**–**	–	–
Spot and forwards	202,062	2,516	2,438	4,954	**1,523**	2,502	1,356
Swaps	50,197	1,637	2,336	3,973	**906**	1,173	564
Options purchased	4,674	178	108	286	**106**	156	101
Options written	4,560	–	–	–	**–**	–	–
	263,629	4,331	4,882	9,213	**2,535**	3,831	2,021
Other derivative contracts	26,377	977	1,789	2,766	**879**	1,292	839
Total derivatives	$ 1,104,965	$ 18,082	$ 8,897	$ 26,979	**$ 6,991**	$ 10,057	$ 4,333
Less: impact of master netting agreements		10,030	2,857	12,887	**2,806**	3,862	1,214
Total		$ 8,052	$ 6,040	$ 14,092	**$ 4,185**	$ 6,195	$ 3,119

d) Fair value

Fair values of exchange-traded derivatives are based on quoted market prices. Fair values of over-the-counter (OTC) derivatives are determined using pricing models, which take into account current market and contractual prices of the underlying instruments, as well as time value and yield curve or volatility factors underlying the positions.

Trading derivatives are subject to a further valuation adjustment, determined on a portfolio basis, to cover future risks and related costs.

The following table summarizes the fair value of derivatives segregated by type and segregated between trading and those derivatives used in the Bank's asset/liability risk management process (ALM).

	2001		**2001**		2000	
	Average fair value[1]		**Year-end fair value**		Year-end fair value	
As at October 31 ($ millions)	Favourable	Unfavourable	**Favourable**	**Unfavourable**	Favourable	Unfavourable
Trading						
Interest rate contracts						
Forward rate agreements	$ 58	$ 55	**$ 127**	**$ 100**	$ 24	$ 28
Swaps	5,731	5,167	**10,323**	**9,555**	3,551	3,151
Options	470	513	**736**	**884**	246	288
	6,259	5,735	**11,186**	**10,539**	3,821	3,467
Foreign exchange and gold contracts						
Forwards	2,555	2,212	**2,492**	**2,075**	2,472	2,095
Swaps	1,010	1,958	**1,141**	**2,157**	945	1,884
Options	162	155	**178**	**157**	156	160
	3,727	4,325	**3,811**	**4,389**	3,573	4,139
Other derivative contracts	659	889	**889**	**525**	850	1,109
Total fair value – trading	$ 10,645	$ 10,949	**$ 15,886**	**$ 15,453**	$ 8,244	$ 8,715
ALM[2]						
Interest rate contracts						
Forward rate agreements			**$ 28**	**$ 53**	$ 22	$ 36
Swaps			**1,559**	**1,254**	1,086	344
Options			**1**	**18**	5	2
			1,588	**1,325**	1,113	382
Foreign exchange and gold contracts						
Forwards			**24**	**19**	30	19
Swaps			**496**	**331**	228	129
Options			**–**	**–**	–	–
			520	**350**	258	148
Other derivative contracts			**88**	**9**	442	33
Total fair value – ALM			**$ 2,196**	**$ 1,684**	$ 1,813	$ 563
Total gross fair values before netting			**$ 18,082**	**$ 17,137**	$ 10,057	$ 9,278
Less: impact of master netting agreements			**10,030**	**10,030**	3,862	3,862
Total			**$ 8,052**	**$ 7,107**	$ 6,195	$ 5,416

(1) *The average fair value of trading derivative financial instruments for the year ended October 31, 2000 was: favourable $7,763 and unfavourable $8,135. Average fair value amounts are based on month-end balances.*

(2) *The fair values of these derivative financial instruments wholly or partially offset the changes in fair values of related on-balance sheet financial instruments.*

22. Acquisition of subsidiaries

a) Grupo Financiero Scotiabank Inverlat, Mexico

On November 30, 2000, the Bank increased its voting ownership in Grupo Financiero Scotiabank Inverlat (Inverlat) in Mexico from 10% to 55%. The purchase price for the additional 45% was US$184 million, comprised of the conversion of debentures of US$144 million purchased in 1996, and a US$40 million cash payment by the Bank. The total purchase price for the entire 55% was US$215 million ($320 million). Inverlat is comprised of three main operating companies: a full-service bank, a brokerage house and a foreign exchange operation. The results of Inverlat have been included in the Bank's income since acquisition. This acquisition was accounted for using the purchase method.

This acquisition is summarized in the table below:

($ millions)		
Identifiable assets acquired:		
Cash and deposits with other banks	$ 1,812	
Securities	3,322	
Loans	5,800	
Assets purchased under resale agreements	4,749	
Intangible assets	18	
Other assets	1,196	
		$ 16,897
Less liabilities assumed:		
Deposits	$ 8,059	
Obligations related to assets sold under repurchase agreements	7,435	
Other liabilities	858	
Non-controlling interests in subsidiary	303	
		16,655
Net identifiable assets acquired		242
Goodwill		78
Total purchase consideration		$ 320

b) Scotiabank Sud Americano, Chile

During 2000, the Bank increased its voting ownership in Scotiabank Sud Americano in Chile from 28% to 88%. This occurred in two stages, with the Bank purchasing 33% on December 15, 1999, for cash of US$112 million, and a further 27% for cash of US$79 million on October 6, 2000. These acquisitions were accounted for using the purchase method. The Bank recorded goodwill of $160 million. The results of Scotiabank Sud Americano's operations since December 16, 1999, have been consolidated with the Bank's income, less the appropriate non-controlling interest in the net income. The total assets of Scotiabank Sud Americano as at December 15, 1999, were $3.5 billion.

The Bank purchased a further 10% for cash of US$28 million on November 17, 2000, bringing the Bank's total voting ownership to 98%.

PRINCIPAL SUBSIDIARIES[1]

As at October 31, 2001 ($ millions)	Principal office	Carrying value of shares
CANADIAN		
BNS Capital Trust	Toronto, Ontario	$ 128
BNS Investments Inc.	Toronto, Ontario	$ 4,232
The Bank of Nova Scotia Properties Inc.	Toronto, Ontario	
e-Scotia Commerce Holdings Limited	Toronto, Ontario	
Montreal Trust Company	Montreal, Quebec	
Montreal Trust Company of Canada	Montreal, Quebec	
MontroServices Corporation	Montreal, Quebec	
Scotia Merchant Capital Corporation	Toronto, Ontario	
The Mortgage Insurance Company of Canada	Toronto, Ontario	$ 368
National Trustco Inc.	Toronto, Ontario	$ 776
The Bank of Nova Scotia Trust Company	Toronto, Ontario	
National Trust Company	Toronto, Ontario	
Victoria and Grey Mortgage Corporation	Toronto, Ontario	
RoyNat Inc.	Toronto, Ontario	$ 30
Scotia Cassels Investment Counsel Limited	Toronto, Ontario	$ 31
Scotia Life Insurance Company	Toronto, Ontario	$ 37
Scotia Mortgage Corporation	Toronto, Ontario	$ 297
Scotia Mortgage Investment Corporation	St. John's, Newfoundland	$ 64
Scotia Securities Inc.	Toronto, Ontario	$ 365
Scotia Discount Brokerage Inc.	Toronto, Ontario	
ScotiaMcLeod Corporation	Toronto, Ontario	$ 104
Scotia Capital Inc.	Toronto, Ontario	
INTERNATIONAL		
The Bank of Nova Scotia Berhad	Kuala Lumpur, Malaysia	$ 121
The Bank of Nova Scotia International Limited	Nassau, Bahamas	$ 6,189
BNS International (Barbados) Limited	Warrens, Barbados	
BNS Pacific Limited	Port Louis, Mauritius	
The Bank of Nova Scotia Asia Limited	Singapore	
The Bank of Nova Scotia Channel Islands Limited	Jersey, Channel Islands	
The Bank of Nova Scotia Trust Company (Bahamas) Limited	Nassau, Bahamas	
The Bank of Nova Scotia Trust Company (Cayman) Limited	Grand Cayman, Cayman Islands	
Scotiatrust (Uruguay), I.F.E., S.A.	Montevideo, Uruguay	
Scotia Insurance (Barbados) Limited	Warrens, Barbados	
Scotia Subsidiaries Limited	Nassau, Bahamas	
Scotiabank (Bahamas) Limited	Nassau, Bahamas	
Scotiabank (British Virgin Islands) Limited	Road Town, Tortola, B.V.I.	
Scotiabank (Cayman Islands) Ltd.	Grand Cayman, Cayman Islands	
Scotiabank (Ireland) Limited	Dublin, Ireland	
The Bank of Nova Scotia Jamaica Limited (70%)	Kingston, Jamaica	$ 239
Grupo Financiero Scotiabank Inverlat, S.A. de C.V. (55%)	Mexico, D.F., Mexico	$ 407
Nova Scotia Inversiones Limitada	Santiago, Chile	$ 333
Scotiabank Sud Americano, S.A. (98%)	Santiago, Chile	
Scotia Capital (USA) Inc.	New York, New York	(2)
Scotia Holdings (US) Inc.	Atlanta, Georgia	(3)
The Bank of Nova Scotia Trust Company of New York	New York, New York	
Scotia International Inc.	New York, New York	
Scotiabanc Inc.	Atlanta, Georgia	
Scotia International Limited	Nassau, Bahamas	$ 703
Corporacion Mercaban de Costa Rica, S.A. (80%)[4]	San Jose, Costa Rica	
Scotia Mercantile Bank (91%)[4]	Grand Cayman, Cayman Islands	
Scotiabank Anguilla Limited	The Valley, Anguilla	
Scotiabank Quilmes, S.A.	Buenos Aires, Argentina	
Scotiabank de Puerto Rico	Hato Rey, Puerto Rico	$ 257
Scotiabank El Salvador, S.A.	San Salvador, El Salvador	$ 57
Scotiabank Europe plc	London, England	$ 1,812
Scotiabank Trinidad & Tobago Limited (47%)[5]	Port of Spain, Trinidad	$ 81
ScotiaMocatta Limited	London, England	$ 17

(1) *The Bank owns 100% of the outstanding voting shares of each subsidiary unless otherwise noted. The listing includes major operating subsidiaries only.*
(2) *The carrying value of this subsidiary is included with that of its parent, Scotia Capital Inc.*
(3) *The carrying value of this subsidiary is included with that of its parent, BNS Investments Inc.*
(4) *Subsequent to year-end, the Bank increased its ownership to 100%.*
(5) *Associated corporation effectively controlled by the Bank.*

ELEVEN-YEAR STATISTICAL REVIEW

As at October 31 ($ millions)	**2001**	2000	1999	1998
Assets				
Cash resources	**$ 20,160**	$ 18,744	$ 17,115	$ 22,900
Securities				
Investment	**25,450**	19,565	20,030	17,392
Trading	**27,834**	21,821	13,939	12,108
	53,284	41,386	33,969	29,500
Loans				
Residential mortgages	**52,278**	49,994	47,861	45,818
Personal and credit cards	**19,804**	17,704	16,396	18,574
Business and governments	**75,850**	75,646	67,681	74,901
Assets purchased under resale agreements	**27,500**	23,559	13,921	11,189
	175,432	166,903	145,859	150,482
Other				
Customers' liability under acceptances	**9,301**	8,807	9,163	8,888
Land, buildings and equipment	**2,325**	1,631	1,681	1,759
Trading derivatives' market valuation	**15,886**	8,244	8,039	13,675
Other assets	**8,037**	7,456	6,865	6,384
	35,549	26,138	25,748	30,706
	$ 284,425	$ 253,171	$ 222,691	$ 233,588
Liabilities and shareholders' equity				
Deposits				
Personal	**$ 75,573**	$ 68,972	$ 65,715	$ 62,656
Business and governments	**80,810**	76,980	64,070	70,779
Banks	**29,812**	27,948	26,833	32,925
	186,195	173,900	156,618	166,360
Other				
Acceptances	**9,301**	8,807	9,163	8,888
Obligations related to assets sold under repurchase agreements	**30,627**	23,792	16,781	14,603
Obligations related to securities sold short	**6,442**	4,297	2,833	3,121
Trading derivatives' market valuation	**15,453**	8,715	8,651	14,360
Other liabilities	**15,369**	14,586	11,667	9,787
Non-controlling interest in subsidiaries	**1,086**	729	198	173
	78,278	60,926	49,293	50,932
Subordinated debentures	**5,344**	5,370	5,374	5,482
Shareholders' equity				
Capital stock				
Preferred shares	**1,775**	1,775	1,775	1,775
Common shares	**2,920**	2,765	2,678	2,625
Retained earnings	**9,913**	8,435	6,953	6,414
	14,608	12,975	11,406	10,814
	$ 284,425	$ 253,171	$ 222,691	$ 233,588

(1) Pre-1996 comparative amounts have not been restated to reflect the reporting of trading derivatives' market valuation on a gross basis, as they were not reasonably determinable.

CONSOLIDATED BALANCE SHEET

1997	1996	1995(1)	1994	1993	1992	1991
$ 18,174	$ 14,737	$ 16,728	$ 11,388	$ 8,634	$ 8,337	$ 7,022
17,091	15,835	13,820	17,093	10,894	9,417	6,429
10,908	10,070	8,154	8,473	6,944	4,811	4,112
27,999	25,905	21,974	25,566	17,838	14,228	10,541
41,647	30,653	28,581	26,767	18,600	16,703	14,596
17,668	16,718	15,274	13,372	11,599	11,113	11,601
57,904	48,953	45,554	42,336	37,399	38,530	34,628
8,520	9,112	8,378	4,304	4,606	1,706	1,306
125,739	105,436	97,787	86,779	72,204	68,052	62,131
7,575	5,945	5,563	4,796	3,921	3,726	5,380
1,716	1,523	1,485	1,200	1,099	1,110	1,043
8,925	8,978	–	–	–	–	–
5,025	2,777	3,652	3,199	2,814	1,924	2,038
23,241	19,223	10,700	9,195	7,834	6,760	8,461
$ 195,153	$ 165,301	$ 147,189	$ 132,928	$ 106,510	$ 97,377	$ 88,155
$ 59,239	$ 47,768	$ 45,538	$ 42,431	$ 31,288	$ 29,058	$ 27,539
56,928	44,981	41,747	35,660	30,009	30,902	25,000
22,808	25,145	24,060	21,664	16,451	16,667	15,294
138,975	117,894	111,345	99,755	77,748	76,627	67,833
7,575	5,945	5,563	4,796	3,921	3,726	5,380
11,559	7,894	7,354	5,798	4,926	2,574	1,986
3,739	6,509	5,416	5,989	4,191	2,779	1,953
8,872	8,571	–	–	–	–	–
9,731	7,387	6,809	7,158	6,608	4,413	4,471
137	101	133	175	56	51	17
41,613	36,407	25,275	23,916	19,702	13,543	13,807
5,167	3,251	3,249	3,016	3,156	2,128	1,979
1,468	1,325	1,575	1,100	1,300	1,000	1,000
2,567	2,161	1,994	1,839	1,429	1,308	1,201
5,363	4,263	3,751	3,302	3,175	2,771	2,335
9,398	7,749	7,320	6,241	5,904	5,079	4,536
$ 195,153	$ 165,301	$ 147,189	$ 132,928	$ 106,510	$ 97,377	$ 88,155

ELEVEN-YEAR STATISTICAL REVIEW

For the year ended October 31 ($ millions except per share amounts)	**2001**	2000	1999(1)	1998
Interest income				
Loans	**$ 13,049**	$ 12,129	$ 10,654	$ 10,269
Securities	**3,062**	2,286	1,874	1,815
Deposits with banks	**872**	916	943	1,007
	16,983	15,331	13,471	13,091
Interest expense				
Deposits	**8,233**	8,192	7,284	7,303
Subordinated debentures	**303**	324	314	354
Other	**2,247**	1,616	1,201	1,057
	10,783	10,132	8,799	8,714
Net interest income	**6,200**	5,199	4,672	4,377
Provision for credit losses	**1,425**	765	635	595
Net interest income after provision for credit losses	**4,775**	4,434	4,037	3,782
Other income	**4,071**	3,665	3,183	2,858
Net interest and other income	**8,846**	8,099	7,220	6,640
Non-interest expenses				
Salaries and staff benefits	**3,220**	2,944	2,627	2,501
Premises and technology	**1,133**	995	1,007	958
Communications and marketing	**502**	428	407	366
Other	**807**	786	735	621
Restructuring provisions following acquisitions	**–**	(34)	(20)	–
Write off of goodwill	**–**	–	–	–
	5,662	5,119	4,756	4,446
Income before the undernoted	**3,184**	2,980	2,464	2,194
Provision for income taxes	**876**	990	867	762
Non-controlling interest in net income of subsidiaries	**139**	64	46	38
Net income	**$ 2,169**	$ 1,926	$ 1,551	$ 1,394
Preferred dividends paid	**108**	108	108	97
Net income available to common shareholders	**$ 2,061**	$ 1,818	$ 1,443	$ 1,297
Average number of common shares outstanding (000's)(3):				
Basic	**500,619**	495,472	493,136	490,914
Diluted	**508,995**	501,253	498,090	496,697
Net income per common share(3):				
Basic	**$ 4.12**	$ 3.67	$ 2.93	$ 2.64
Diluted	**$ 4.05**	$ 3.63	$ 2.90	$ 2.61
Dividends per common share(3)	**$ 1.24**	$ 1.00	$ 0.87	$ 0.80

(1) These financial results were prepared in accordance with Canadian generally accepted accounting principles (GAAP), including the accounting requirements of the Superintendent of Financial Institutions Canada, other than recording the increase in the general provision for credit losses as a direct charge to retained earnings in the fourth quarter of 1999, which was in accordance with the accounting requirements specified by the Superintendent of Financial Institutions Canada under the Bank Act. Had the one-time increase in the general provision been recorded as a charge to the Consolidated Statement of Income, these financial results would have been as follows: provision for credit losses $1,185, net income $1,237, basic earnings per share $2.29 and diluted earnings per share $2.26.

(2) Amounts have not been restated to reflect the reclassification of gains and losses on securities from interest income to other income, as they were not reasonably determinable.

(3) Amounts have been retroactively adjusted to reflect the two-for-one stock split on February 12, 1998.

CONSOLIDATED STATEMENT OF INCOME

1997	1996	1995	1994	1993	1992	1991[2]
$ 8,082	$ 7,881	$ 8,007	$ 6,090	$ 5,382	$ 5,729	$ 6,650
1,636	1,757	1,991	1,287	1,243	1,201	1,299
770	740	597	391	313	357	484
10,488	10,378	10,595	7,768	6,938	7,287	8,433
5,714	5,969	6,166	4,149	3,706	4,191	5,287
260	214	209	172	133	134	166
797	841	1,046	487	434	374	462
6,771	7,024	7,421	4,808	4,273	4,699	5,915
3,717	3,354	3,174	2,960	2,665	2,588	2,518
35	380	560	567	465	449	374
3,682	2,974	2,614	2,393	2,200	2,139	2,144
2,683	2,008	1,498	1,606	1,380	1,197	883
6,365	4,982	4,112	3,999	3,580	3,336	3,027
2,202	1,910	1,652	1,583	1,399	1,270	1,176
778	664	588	533	481	461	421
320	272	265	230	207	191	184
483	391	339	348	276	252	215
250	(20)	–	175	–	–	–
26	–	–	162	–	–	–
4,059	3,217	2,844	3,031	2,363	2,174	1,996
2,306	1,765	1,268	968	1,217	1,162	1,031
758	665	371	455	490	475	391
34	31	21	31	13	11	7
$ 1,514	$ 1,069	$ 876	$ 482	$ 714	$ 676	$ 633
99	113	104	97	92	79	79
$ 1,415	$ 956	$ 772	$ 385	$ 622	$ 597	$ 554
478,972	468,716	457,197	437,427	416,563	406,166	394,899
482,981	469,551	457,356	437,513	416,563	406,166	394,899
$ 2.95	$ 2.04	$ 1.69	$ 0.88	$ 1.49	$ 1.47	$ 1.40
$ 2.93	$ 2.04	$ 1.69	$ 0.88	$ 1.49	$ 1.47	$ 1.40
$ 0.74	$ 0.65	$ 0.62	$ 0.58	$ 0.56	$ 0.52	$ 0.50

ELEVEN-YEAR STATISTICAL REVIEW

For the year ended October 31 ($ millions)	**2001**	2000	1999[1]	1998
Preferred shares				
Bank:				
Balance at beginning of year	**$ 1,525**	$ 1,525	$ 1,525	$ 1,218
Issued	**–**	–	–	311
Redeemed	**–**	–	–	(4)
Balance at end of year	**1,525**	1,525	1,525	1,525
Scotia Mortgage Investment Corporation	**250**	250	250	250
Total preferred shares	**$ 1,775**	$ 1,775	$ 1,775	$ 1,775
Common shares				
Balance at beginning of year	**$ 2,765**	$ 2,678	$ 2,625	$ 2,567
Issued to acquire subsidiaries	**–**	–	–	–
Issued under Shareholder Dividend and Share Purchase Plan, Stock Option Plan, and other	**155**	87	53	58
Balance at end of year	**$ 2,920**	$ 2,765	$ 2,678	$ 2,625
Retained earnings				
Balance at beginning of year	**$ 8,435**	$ 6,953	$ 6,414	$ 5,363
Cumulative effect of adoption of new corporate income taxes accounting standard	**(39)**	–	–	–
Implementation of impaired loans accounting policy[2]	**–**	–	–	–
Net income	**2,169**	1,926	1,551	1,394
Dividends: Preferred	**(108)**	(108)	(108)	(97)
Common	**(621)**	(496)	(429)	(393)
Net unrealized foreign exchange gains (losses)	**79**	163	(160)	152
Net cost of shares issued and redeemed, and other	**(2)**	(3)	(1)	(5)
Net increase in general provision for credit losses	**–**	–	(314)	–
Balance at end of year	**$ 9,913**	$ 8,435	$ 6,953	$ 6,414

ELEVEN-YEAR STATISTICAL REVIEW

Operating measures (%)				
Return on equity	**17.3**	17.6	15.3	15.3
Productivity ratio	**53.9**	56.5	59.3	60.4
Return on assets	**.80**	.81	.68	.65
Common share information[4]				
Earnings per share ($):				
Basic	**4.12**	3.67	2.93	2.64
Diluted	**4.05**	3.63	2.90	2.61
Dividends per share ($)	**1.24**	1.00	0.87	0.80
Book value per common share ($)	**25.47**	22.49	19.49	18.37
Number of shares outstanding (000's)	**503,795**	497,965	494,252	492,089
Share price ($):				
High	**50.50**	45.65	36.90	44.70
Low	**37.30**	26.05	28.60	22.80
Close – October 31	**43.85**	43.50	33.60	32.20
Capital ratios				
Risk-adjusted (%):				
Tier 1	**9.3**	8.6	8.1	7.2
Total	**13.0**	12.2	11.9	10.6
Assets to capital ratio[5]	**13.5**	13.7	13.5	14.9
Common equity to total assets (%)	**4.7**	4.5	4.4	3.9
Valuation measures				
Dividend payout (%)[6]	**30.1**	27.3	29.7	30.3
Dividend yield (%)[7]	**2.8**	2.8	2.7	2.4
Price to earnings multiple[8]	**10.6**	11.9	11.5	12.2
Other information				
Average total assets ($ millions)	**271,843**	238,664	229,037	213,973
Number of branches and offices	**2,005**	1,695	1,654	1,741
Number of employees[9]	**46,804**	40,946	40,894	42,046
Number of automated banking machines	**3,761**	2,669	2,322	2,244

(1) *If the increase in the general provision had been charged to income (refer to footnote 1 on page 78) then these 1999 financial ratios would have been: return on equity 12.0%, return on assets .54%, basic earnings per share $2.29, diluted earnings per share $2.26, dividend payout 38.0% and price earnings multiple 14.3.*

(2) *In accordance with the guidelines issued by the Superintendent, in fiscal 1996, the Bank adopted new impaired loans accounting principles established by the Canadian Institute of Chartered Accountants. The adoption of these principles by the Bank resulted in a one-time increase in the allowance for credit losses recorded in the Consolidated Balance Sheet of $202 and a corresponding cumulative charge to opening retained earnings of $116 (being net of deferred income taxes of $86) in fiscal 1996.*

(3) *Pre-1996 comparative amounts have not been restated to reflect the reporting of trading derivatives' market valuation on a gross basis, as they were not reasonably determinable.*

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

1997	1996	1995	1994	1993	1992	1991
$ 1,325	$ 1,575	$ 1,100	$ 1,300	$ 1,000	$ 1,000	$ 750
143	100	675	–	300	–	250
(250)	(350)	(200)	(200)	–	–	–
1,218	1,325	1,575	1,100	1,300	1,000	1,000
250	–	–	–	–	–	–
$ 1,468	$ 1,325	$ 1,575	$ 1,100	$ 1,300	$ 1,000	$ 1,000
$ 2,161	$ 1,994	$ 1,839	$ 1,429	$ 1,308	$ 1,201	$ 1,106
335	–	–	280	–	–	–
71	167	155	130	121	107	95
$ 2,567	$ 2,161	$ 1,994	$ 1,839	$ 1,429	$ 1,308	$ 1,201
$ 4,263	$ 3,751	$ 3,302	$ 3,175	$ 2,771	$ 2,335	$ 2,019
–	–	–	–	–	–	–
–	(116)	–	–	–	–	–
1,514	1,069	876	482	714	676	633
(99)	(113)	(104)	(97)	(92)	(79)	(79)
(355)	(305)	(283)	(253)	(233)	(211)	(197)
43	(19)	(15)	9	20	50	(37)
(3)	(4)	(25)	(14)	(5)	–	(4)
–	–	–	–	–	–	–
$ 5,363	$ 4,263	$ 3,751	$ 3,302	$ 3,175	$ 2,771	$ 2,335

OTHER STATISTICS[3]

20.2	15.8	14.2	7.9	14.4	15.7	16.7
62.4	58.8	59.9	65.6	57.7	56.8	58.0
.85	.67	.64	.40	.71	.72	.72
2.95	2.04	1.69	0.88	1.49	1.47	1.40
2.93	2.04	1.69	0.88	1.49	1.47	1.40
0.74	0.65	0.62	0.58	0.56	0.52	0.50
16.19	13.53	12.37	11.36	10.90	9.89	8.79
489,812	474,893	464,513	452,518	422,544	412,374	402,123
34.10	21.20	15.13	16.63	14.75	12.38	10.00
20.55	14.19	12.13	11.57	10.94	9.50	5.25
31.08	21.13	14.44	13.75	14.50	12.00	9.88
6.9	6.7	6.7	6.2	6.5	5.7	5.5
10.4	8.9	9.6	9.6	10.4	8.6	8.5
14.2	16.4	15.2	15.2	12.9	14.8	14.9
4.1	3.9	3.9	3.9	4.3	4.2	4.0
25.1	31.9	36.7	65.8	37.5	35.3	35.6
2.7	3.7	4.6	4.1	4.4	4.8	6.6
10.5	10.4	8.5	15.6	9.7	8.2	7.1
179,176	158,803	137,988	120,619	100,836	93,807	88,073
1,658	1,464	1,460	1,454	1,376	1,361	1,329
38,648	34,592	33,717	33,272	30,375	30,675	29,616
2,030	1,526	1,429	1,381	1,280	1,190	1,070

(4) Amounts have been retroactively adjusted to reflect the two-for-one stock split on February 12, 1998.

(5) Based on guidelines issued by the Superintendent of Financial Institutions Canada, the Bank's assets to capital ratio is calculated by dividing adjusted total assets by total regulatory capital.

(6) Dividend payments as a percentage of net income available to common shareholders.

(7) Based on the average of the high and low common share price for the year.

(8) Based on the closing common share price.

(9) Includes all personnel (part-time stated on a full-time equivalent basis) of the Bank and all its subsidiaries.

Sound and Effective

Sound and effective corporate governance is a priority for Scotiabank – indeed, we consider it essential to the long-term success of the Bank. Our corporate governance policies are designed to strengthen the ability of the Board of Directors to effectively supervise management and enhance long-term shareholder value.

Scotiabank gives high priority to its internal control environment, which includes strong management supervision, internal and external audits and the thorough enforcement of the Bank's *Guidelines for Business Conduct*. This environment, in turn, is based on corporate governance structures and procedures which fully comply with the latest guidelines for corporate governance adopted by the Toronto Stock Exchange. Readers wanting a more detailed account of Scotiabank's corporate governance practices may refer to the Management Proxy Circular sent to all shareholders with the notice of the Bank's Annual Meeting.

Mandate and duties of the Board of Directors

A strong, effective Board of Directors plays a crucial role in protecting the interests of shareholders and maximizing the value they receive from their investments in the Bank.

The Board's mandate is to oversee the Bank's strategic direction, its organizational structure and the succession planning of senior management. Each year, the Board evaluates the Bank's strategy in the context of the financial institutions marketplace. It then reviews and approves policies and practices relating to areas of risk management, including risk in the areas of credit, capital, foreign exchange, precious and base metals, interest rates, liquidity, securities portfolios, real estate appraisals, derivative products, the environment and offshore country assets.

The Board's duties are not, however, confined to strategic planning. Other important functions include appointing executive officers, including the Chief Executive Officer. The Human Resources Committee assists the Board in assessing management's performance, based on both qualitative and quantitative information.

In addition, the Board regularly reviews the performance of the Bank on a consolidated basis, as well as the performance of individual divisions and major subsidiaries. It compares and measures results against previously established and approved plans, against performance in past years and against industry peers.

Composition of the Board

At the fiscal year end, the Bank's Board of Directors numbered 22 members. These directors include business and community leaders active at the regional, national and international levels, who provide an invaluable breadth of expertise. Overall, the size and composition of the Scotiabank Board reflect the broad geographic reach of our customer base, the communities in which we operate and our diversified international operations. The Corporate Governance Committee of the Board – which is composed exclusively of unrelated directors independent of management – identifies, evaluates and recommends nominees for directorship.

There are six standing committees of the Board: Audit, Conduct Review, Corporate Governance, Executive, Human

Corporate Governance

Resources and Pension (see the Management Proxy Circular for a description of the responsibilities of each committee). All Board members participate in at least one standing committee, and a portion of the membership of each committee rotates periodically. The majority of standing committee members are Canadian residents and unrelated directors as defined in the Exchange guidelines. In the case of the Audit and Conduct Review Committees, however, all are unrelated, outside directors.

There are also three regional advisory committees, in Quebec, the Prairie Region and British Columbia/Yukon. They help directors from those regions to participate more actively in regional Bank affairs, provide general advice to local senior management, and review regional business opportunities.

Accountability/compliance

The accountability of Scotiabank's Board is assured partly by the Bank's strict compliance with the Exchange guidelines and government regulations, and partly by the Bank's own internal rules and standards. All directors, officers and employees of the Bank must comply with Scotiabank's Guidelines for Business Conduct. The Audit Committee approves the Bank's internal control policies and the Board is responsible for monitoring the integrity of the internal control system. Pursuant to the Canada Deposit and Insurance Corporation Standards Assessment and Reporting Program, a comprehensive, annual self-assessment is conducted by the Bank, measuring its adherence to certain core policies and procedures, the results of which are reported to the Board and regulators.

In addition, strong internal compliance procedures are a permanent part of the everyday structure and operations of the Bank. The Group Compliance Department ensures various internal compliance initiatives and programs are current with industry best practices, evolving market conditions and new business initiatives. These initiatives and programs include the Scotiabank Guidelines for Business Conduct, the Scotiabank Group Compliance Program and infrastructure (including the Groupwide Compliance Network), the Bank Act Legislative Compliance Management System and other specialized compliance programs.

The Compliance Network is composed of compliance officers who have specific subsidiary, business line and/or departmental compliance responsibilities.

Mediation and redress for customers

Unresolved customer complaints are heard and dealt with impartially by the Bank's Ombudsman, who reports directly to the Chief Executive Officer. The Ombudsman has the power to review and make recommendations on all retail and small business customer service decisions made within the Bank.

As a last resort, both retail and small business customers may go directly to the Canadian Banking Ombudsman for an independent review of the situation.

Honorary Directors

Honorary Directors neither attend meetings of the Board, nor receive remuneration.

Malcolm R. Baxter
Saint John, New Brunswick

Kenneth V. Cox, D.Sc., LL.D.
Saint John, New Brunswick

The Honourable Henry N.R. Jackman
Toronto, Ontario

John J. Jodrey, C.M., D.C.L.
Hantsport, Nova Scotia

The Right Honourable
Lord Keith of Castleacre
London, England

Gordon F. MacFarlane
Surrey, British Columbia

Donald Maclaren
Ottawa, Ontario

Gerald J. Maier
Calgary, Alberta

Malcolm H.D. McAlpine
Herts, England

H. Harrison McCain, C.C., LL.D.
Florenceville, New Brunswick

I. McDougall
Lynbrook, New York

William S. McGregor
Edmonton, Alberta

David E. Mitchell, O.C.
Calgary, Alberta

David Morton
Westmount, Quebec

Sir Denis Mountain, Bt.
London, England

Paul J. Phoenix
Burlington, Ontario

Robert L. Pierce, Q.C.
Calgary, Alberta

David H. Race
Toronto, Ontario

Cedric E. Ritchie, O.C.
Toronto, Ontario

Thomas G. Rust, C.M., LL.D.
Vancouver, British Columbia

Judson W. Sinclair
Don Mills, Ontario

Marie Wilson, Q.C.
Toronto, Ontario

Board of Directors



Peter C. Godsoe

Mr. Godsoe is Chairman of the Board and Chief Executive Officer of Scotiabank. He has been a Scotiabank director since February 1, 1982, and currently sits on the Executive Committee.



Lloyd I. Barber, C.C., S.O.M., LL.D., PH.D.

Dr. Barber is President Emeritus of the University of Regina. A Scotiabank director since September 28, 1976, he currently sits on the Audit, Conduct Review and Pension Committees.



Bruce R. Birmingham

Mr. Birmingham is President of Scotiabank. He has been a Scotiabank director since September 29, 1992, and currently sits on the Pension Committee.



Ronald A. Brenneman

Mr. Brenneman is President and Chief Executive Officer of Petro-Canada. He has been a Scotiabank director since March 28, 2000, and currently sits on the Audit Committee.



C.J. Chen

Mr. Chen is Senior Partner of Rajah & Tann. He has been a Scotiabank director since October 30, 1990, and currently sits on the Conduct Review and Pension Committees.



E. Kendall Cork

Mr. Cork is Managing Director of Sentinel Associates Limited. He has been a Scotiabank director since December 4, 1973, and currently sits on the Conduct Review, Executive and Pension Committees.



Sir Graham Day

Sir Graham is a company director, Chairman, Hydro One Inc., Chairman, Sobeys Inc. and Counsel to Stewart McKelvey Stirling Scales. A Scotiabank director since October 31, 1989, he currently sits on the Corporate Governance, Executive and Human Resources Committees.



N. Ashleigh Everett

Ms. Everett is President of Royal Canadian Securities Limited. She has been a Scotiabank director since October 28, 1997, and currently sits on the Audit Committee.



M. Keith Goodrich

Mr. Goodrich is the retired Chairman of Moore Corporation Limited. He has been a Scotiabank director since August 28, 1990, and currently sits on the Corporate Governance Committee.



Pierre J. Jeanniot, O.C.

Mr. Jeanniot is Director General and Chief Executive Officer of the International Air Transport Association. He has been a Scotiabank director since June 26, 1990, and currently sits on the Executive and Human Resources Committees.



John C. Kerr, O.B.C., LL.D.

Mr. Kerr is Chairman and Chief Executive Officer of Lignum Ltd. He has been a Scotiabank director since March 30, 1999, and currently sits on the Audit Committee.

as at November 2001



The Honourable Michael J.L. Kirby

Mr. Kirby is a Member of the Senate of Canada. He has been a Scotiabank director since March 28, 2000, and currently sits on the Corporate Governance Committee.



Laurent Lemaire

Mr. Lemaire is President and Chief Executive Officer of Cascades Inc. He has been a Scotiabank director since March 31, 1987, and currently sits on the Human Resources Committee.



John T. Mayberry

Mr. Mayberry is President and Chief Executive Officer of Dofasco Inc. He has been a Scotiabank director since March 29, 1994, and currently sits on the Corporate Governance, Executive and Human Resources Committees.



The Honourable Barbara J. McDougall, O.C.

Mrs. McDougall is President and Chief Executive Officer of the Canadian Institute of International Affairs. A Scotiabank director since March 30, 1999, she currently sits on the Audit Committee.



Helen A. Parker

Mrs. Parker is a company director. She has been a Scotiabank director since November 26, 1976, and currently sits on the Conduct Review and Pension Committees.



Elizabeth Parr-Johnston, PH.D.

Dr. Parr-Johnston is President and Vice-Chancellor of the University of New Brunswick. A Scotiabank director since October 26, 1993, she currently sits on the Audit Committee.



Arthur R.A. Scace, Q.C.

Mr. Scace is a Partner of McCarthy Tétrault. He has been a Scotiabank director since March 25, 1997, and currently sits on the Audit, Corporate Governance and Executive Committees.



Gerald W. Schwartz

Mr. Schwartz is Chairman and Chief Executive Officer of Onex Corporation. He has been a Scotiabank director since May 26, 1999, and currently sits on the Human Resources Committee.



Isadore Sharp, O.C.

Mr. Sharp is Chairman and Chief Executive Officer of Four Seasons Hotels Inc. He has been a Scotiabank director since March 27, 1990, and currently sits on the Human Resources Committee.



Allan C. Shaw, O.C.

Mr. Shaw is Chairman and Chief Executive Officer of The Shaw Group Limited. A Scotiabank director since September 30, 1986, he currently sits on the Executive and Human Resources Committees.



Paul D. Sobey

Mr. Sobey is President and Chief Executive Officer of Empire Company Limited. He has been a Scotiabank director since August 31, 1999, and currently sits on the Audit Committee.

Executive Officers

Robert W. Chisholm
Vice-Chairman
Domestic Banking





Richard E. Waugh
Vice-Chairman
Wealth Management & International Banking

Barry R. F. Luter
Co-Chairman & Co-CEO
Scotia Capital





W. David Wilson
Co-Chairman & Co-CEO
Scotia Capital

John F. M. Crean
Senior Executive
Vice-President
Global Risk
Management





Robert H. Pitfield
Executive
Vice-President
& Group Head
Wealth Management



Peggy Mulligan
Executive
Vice-President
Systems and
Operations

S. Dennis N. Belcher
Executive Vice-President
Credit & Risk Management





Robert L. Brooks
Executive Vice-President
& Group Treasurer

Sylvia D. Chrominska
Executive Vice-President
Human Resources





Sarabjit S. Marwah
Executive Vice-President
& Chief Financial Officer

William P. Sutton
Executive Vice-President
Latin America





Albert E. Wahbe
Chairman & CEO
e-Scotia

Warren K. Walker
Executive Vice-President
Electronic Delivery





John A. Young
Executive Vice-President
Domestic Branch Banking

Shareholder Information

Annual Meeting

Shareholders are invited to attend the 170th Annual Meeting of Holders of Common Shares, to be held on March 5, 2002, at The Westin Bayshore Resort and Marina, 1601 Bayshore Drive, Vancouver, British Columbia, Canada, beginning at 9:30 a.m. (Pacific time).

Shareholdings and Dividends

Information regarding your shareholdings and dividends may be obtained by contacting the Transfer Agent.

Direct Deposit Service

Shareholders may have dividends deposited directly into accounts held at financial institutions which are members of the Canadian Payments Association. To arrange direct deposit service, please write to the Transfer Agent.

Dividend and Share Purchase Plan

Scotiabank's dividend reinvestment and share purchase plan allows common and preferred shareholders to purchase additional common shares by reinvesting their cash dividend without incurring brokerage or administrative fees.

As well, eligible shareholders may invest up to $20,000 each fiscal year to purchase additional common shares of the Bank. Debenture holders may apply interest on fully registered Bank subordinated debentures to purchase additional common shares. All administrative costs of the Plan are paid by the Bank.

For more information on participation in the Plan, please contact the Transfer Agent.

Listing of Shares

Common shares of the Bank are listed for trading on the Toronto and London stock exchanges. Options on the Bank's common shares are listed for trading on the Toronto Stock Exchange.

Series 6, 7, 8, 9, 11 and 12 Preferred Shares of the Bank are listed on the Toronto Stock Exchange.

Stock Symbols

Stock	Ticker Symbol	CUSIP No.
Common shares	BNS	064149 10 7
Series 6, Preferred	BNS.PR.E	064149 70 1
Series 7, Preferred	BNS.PR.F	064149 80 0
Series 8, Preferred	BNS.PR.G	064149 88 3
Series 9, Preferred	BNS.PR.H	064149 87 5
Series 11, Preferred	BNS.PR.I	064149 84 2
Series 12, Preferred	BNS.PR.J	064149 81 8

Dividend Dates for 2002

Record and payment dates for common and preferred shares, subject to approval by the Board of Directors.

Record Date	Payment Date
Jan. 2	Jan. 29
April 2	April 26
July 2	July 29
Oct. 1	Oct. 29

Quarterly Earnings Reporting

For 2002, Scotiabank's quarterly earnings are anticipated to be announced March 5, May 28, August 27 and December 3.

Future Annual Meeting

The Annual Meeting for the year 2003 is scheduled for Tuesday, March 4, in Halifax, Nova Scotia at 10:00 a.m. (Atlantic time).

Valuation Day Price

For Canadian income tax purposes, The Bank of Nova Scotia's common stock was quoted at $31.13 per share on Valuation Day, December 22, 1971. This is equivalent to $2.594 after adjustment for the two-for-one stock split in 1976, the three-for-one stock split in 1984 and the two-for-one stock split in 1998.

Duplicated Communication

Some registered holders of The Bank of Nova Scotia shares might receive more than one copy of shareholder mailings, such as this annual report. Every effort is made to avoid duplication; however, if you are registered with different names and/or addresses, multiple mailings may result.

If you receive, but do not require, more than one mailing for the same ownership, please contact the Transfer Agent to combine the accounts.

Credit Ratings

Senior Long-Term Debt	
DBRS	AA(low)
FITCH	AA-
Moody's	Aa3
Standard & Poor's	A+

Non-Cumulative Preferred Shares	
DBRS	Pfd-1(low)n

Commercial Paper	
DBRS	R-1(middle)
Moody's	P-1
Standard & Poor's	A-1



Scotiabank
Scotia Plaza
44 King Street West
Toronto, Ontario
Canada M5H 1H1
Tel: (416) 866-6161
Fax: (416) 866-3750
E-mail: email@scotiabank.com

TRANSFER AGENT AND REGISTRAR
MAIN AGENT
Computershare Trust Company of Canada
100 University Avenue, 9th Floor
Toronto, Ontario
Canada M5J 2Y1
Tel: (416) 981-9633; 1-800-663-9097
Fax: (416) 981-9507
E-mail: caregistryinfo@computershare.com

CO-TRANSFER AGENT (U.S.A.)
Computershare Trust Company, Inc.
350 Indiana Street
Golden, Colorado 80401
U.S.A.
Tel: 1-800-621-3777

CO-TRANSFER AGENT (UNITED KINGDOM)
Computershare Investor Services PLC
The Pavilions
Bridgwater Road
Bedminster Down
Bristol BS99 7NH
United Kingdom
Tel: +44 870 702 0003
Fax: +44 870 703 6101

SECRETARY'S DEPARTMENT
Scotiabank
44 King Street West
Toronto, Ontario
Canada M5H 1H1
Tel: (416) 866-4790
Fax: (416) 866-5090

FINANCIAL ANALYSTS, PORTFOLIO MANAGERS AND OTHER INSTITUTIONAL INVESTORS
Tel: (416) 866-5982
Fax: (416) 866-7867
E-mail: investor.relations@scotiabank.com

PUBLIC AND CORPORATE AFFAIRS
Scotiabank
44 King Street West
Toronto, Ontario
Canada M5H 1H1
Tel: (416) 866-3925
Fax: (416) 866-4988
E-mail: corpaff@scotiabank.com

CUSTOMER SERVICE CENTRE
1-800-4-SCOTIA

For product, corporate, financial and shareholder information: www.scotiabank.com and www.scotiacapital.com

Scotiabank™

Annual Report

Corporate Review



'File # 82-132'

Scotiabank

Local Strength
Global Reach
Superior Service
The Scotiabank Group



Scotiabank



1 CHAIRMAN'S MESSAGE

2 FINANCIAL RESULTS

4 ACHIEVEMENTS

6 DOMESTIC BANKING – RETAIL & COMMERCIAL

8 DOMESTIC BANKING – WEALTH MANAGEMENT

10 INTERNATIONAL BANKING

12 SCOTIA CAPITAL

14 TECHNOLOGY

16 COMMUNITY INVOLVEMENT

On the cover and throughout this corporate review, we proudly feature Scotiabank Group clients and employees from across Canada and around the world. Our thanks to everyone who participated.

Cover (from left): Lisa Barbour, Shelley Spies and Greg O'Brien of St. George's Square branch, Guelph, Ontario.

Back cover: Tony Brathwaite, District Vice-President, Durham/North Scarborough.



Chairman's Message

At Scotiabank, we're committed to helping our customers become financially better off. Whether you're a personal, small business or corporate customer, in Canada or in one of the 50 countries in which we operate, we want to help you find the right solutions to meet your unique and changing needs.

We provide a wide range of choices – in products, services and delivery options. And we're building relationships with our customers by providing superior service – at any one of our more than 2,000 branches and offices worldwide, or through our call centres, telephone banking or online services.

Great service doesn't just happen. It takes the concerted efforts of a focused team. The worldwide Scotiabank team – close to 51,000 strong – has been recognized as one of the most dedicated groups of employees in the marketplace – dedicated to the Bank, to each other and, especially, to our customers and the communities they serve. We're proud to feature some of these employees, customers and communities in this report.

2001 marks our 12th consecutive year of record operating income, which has also benefited our shareholders. Over the past decade, the compound annualized return on common shareholders' equity – including dividends and appreciation in the market value of the Bank's common shares – was 20.4%.

We're proud of this record of success – and, despite significant global challenges, we remain confident about the future. Our people, our diversified businesses, a record of superior service and a focus on the fundamentals provide a solid foundation for Scotiabank's long-term success.



Peter C. Godsoe
Chairman of the Board &
Chief Executive Officer

Scotiabank measures its success not only by its net earnings – the bottom line – but also by how well it performs against a number of key performance targets. These were established taking into account significant market, competitive, technological and regulatory challenges. Our performance is shown below.



%
20
15
10
97 98 99 00 01
* excluding unusual items

SOLID
RETURN ON EQUITY



$
4
3
2
1
97 98 99 00 01
excluding unusual items

STRONG
EARNINGS PER SHARE

2001 performance vs target

RETURN ON EQUITY (ROE)

Target: Earn a return on equity of 16% to 18%. **Performance: 17.3%**

Return on equity is one of the most important measures of financial performance, since it indicates how well the Bank is using common shareholders' invested money. It is calculated by dividing net income available to common shareholders by average common shareholders' equity.

EARNINGS PER SHARE (EPS)

Target: Generate growth in earnings per common share of 12% to 15% per year. **Performance: up 12.3%**

Earnings per share is also a critical indicator of financial performance. It is calculated by dividing net income available to common shareholders by the average number of common shares outstanding.

PRODUCTIVITY RATIO

Target: Maintain a productivity ratio of less than 60%. **Performance: 53.9%**

The productivity ratio measures the overall efficiency of the Bank. It expresses non-interest expenses as a percentage of the sum of net interest income (on a taxable equivalent basis) and other income. A lower ratio indicates better productivity. By this measure, Scotiabank has historically been among the best of the Canadian banks.

TIER 1 CAPITAL

Target: Maintain Tier 1 capital ratio of more than 8.0%. **Performance: 9.3%**

The Tier 1 capital ratio is a measure of the Bank's overall strength. It is calculated by dividing Tier 1 capital (primarily common shareholders' equity and non-cumulative preferred shares) by risk-weighted assets. Scotiabank's year-end Tier 1 ratio is the strongest of the major Canadian banks.

2001 financial results



%
70
66
62
58
54
5 other major Canadian banks
Scotiabank
*
97 98 99 00 01
* includes unusual expenses

IMPROVED PRODUCTIVITY RATIO



%
9.0
8.5
8.0
7.5
7.0
97 98 99 00 01

STRENGTHENED TIER 1 CAPITAL RATIO

Financial Highlights

	2001	2000	1999[1]	1998	1997
OPERATING PERFORMANCE					
Net income ($ millions)	**2,169**	1,926	1,551	1,394	1,514
EPS ($) – basic	**4.12**	3.67	2.93	2.64	2.95
– diluted[2]	**4.05**	3.63	2.90	2.61	2.93
ROE (%)	**17.3**	17.6	15.3	15.3	20.2
Productivity ratio (%)	**53.9**	56.5	59.3	60.4	62.4
BALANCE SHEET ($ millions)					
Total assets	**284,425**	253,171	222,691	233,588	195,153
Loans and acceptances	**184,733**	175,710	155,022	159,370	133,314
Deposits	**186,195**	173,900	156,618	166,360	138,975
Common shareholders' equity	**12,833**	11,200	9,631	9,039	7,930
CAPITAL RATIOS (%)					
Tier 1	**9.3**	8.6	8.1	7.2	6.9
Total	**13.0**	12.2	11.9	10.6	10.4
VALUATION					
Book value per share ($)	**25.47**	22.49	19.49	18.37	16.19
Share price ($) – High	**50.50**	45.65	36.90	44.70	34.10
– Low	**37.30**	26.05	28.60	22.80	20.55
– Close	**43.85**	43.50	33.60	32.20	31.08
Price to earnings multiple	**10.6**	11.9	11.5	12.2	10.5
DIVIDENDS					
Common dividends per share ($)	**1.24**	1.00	0.87	0.80	0.74
Payout ratio (%)	**30.1**	27.3	29.7	30.3	25.1
Dividend yield (%)	**2.8**	2.8	2.7	2.4	2.7

(1) These financial results were prepared in accordance with Canadian generally accepted accounting principles (GAAP), including the accounting requirements of the Superintendent of Financial Institutions Canada, other than recording the increase in the general provision for credit losses as a direct charge to retained earnings in the fourth quarter of 1999, which was in accordance with the accounting requirements specified by the Superintendent of Financial Institutions Canada under the Bank Act. Had the one-time increase in the general provision been recorded as a charge to the Consolidated Statement of Income, these financial results would have been as follows: net income $1,237 million, basic earnings per share $2.29, diluted earnings per share $2.26, return on equity 12.0%, price to earnings multiple 14.3 and dividend payout 38.0%.

(2) Reflects the dilutive effect of stock options under the treasury stock method.

2001 A Year of Achievements





DOMESTIC BANKING

Retail and Commercial

Scotiabank's retail and commercial banking operations in Canada provide a full range of financial services to more than six million personal and business customers. An acknowledged leader in customer satisfaction, the Bank provides service through a network of more than 1,000 branches, over 2,200 ABMs, four state-of-the-art call centres, as well as TeleScotia and Scotia OnLine, our telephone and electronic banking services. Our goal is to be the best at helping customers become financially better off.

2001 Highlights

- Rated #1 bank in Canada in overall customer service in an independent national survey
- Streamlined organizational structure and increased sales and service capacity and effectiveness
- Introduced ScotiaOne Loan Source for business, a new credit-approval service for small business customers
- Became the first Canadian bank to offer a no-down-payment mortgage for first-time home buyers
- Received "Call Centre of the Year" recognition by the Direct Marketing & Call Centre Society for the Montreal Electronic Banking Call Centre

Focus for 2002

- Grow revenue and increase profitability by deepening existing relationships and increasing retention
- Develop market-leading, packaged financial solutions that meet customers' life cycle needs
- Introduce newly focused sales force of close to 500 account managers dedicated to small business

Wealth Management

Scotiabank's Wealth Management group comprises three areas: retail brokerage, mutual funds and private client services. The group has more than $90 billion in assets under administration, 720,000 brokerage and high net worth clients, a dedicated sales force of 1,000 highly skilled, accredited professionals and multiple delivery points, including online services. Our goal is to be a recognized leader in wealth management, profitably developing client-focused solutions and providing superior service.

2001 Highlights

- Ranked #1 among the major Canadian banks in year-over-year percentage growth in mutual fund assets in fiscal 2001
- Introduced 10 new foreign content mutual funds in partnership with Capital International Asset Management
- Introduced a new sales force of financial planners in Ontario, which will expand to 400 across Canada in 2002
- Launched ScotiaMcLeod Online, offering clients online access to account information and market research
- Opened the first five of 12 Scotia Private Client Group locations, specifically dedicated to serving the affluent market
- Scotia Cassels ranked second in Canada in private client money management, based on assets under management

Focus for 2002

- Increase share of wealth management market, particularly through fee-based services
- Increase sales and distribution capabilities, including expanding call centre capacity and expertise
- Significantly increase assets under administration in the next three years

In 2001, Scotiabank was recognized by various independent sources as a leader in a number of areas – from customer satisfaction to debt arranging and global foreign exchange. We are particularly proud, however, to have been chosen as the Bank of the Year in Canada by the global banking industry magazine, *The Banker*. We credit these achievements to our superb team of people who have helped us build valuable and enduring relationships with our clients, some of whom are featured on the following pages.

Scotiabank Inverlat



INTERNATIONAL

Scotiabank's multinational network capitalizes on more than 100 years of international experience to provide a complete range of financial services to both local and international customers around the world. Including subsidiaries and affiliates, the division has more than 1,000 branches, over 1,700 ABMs, and 22,000 employees in more than 40 countries. Our goal is to continue to be the dominant bank in the Caribbean region, strengthen our Latin American operations and continue our success in niche markets in Asia.

2001 Highlights

- Increased ownership of Mexico's Grupo Financiero Inverlat to 55%, and rebranded it Scotiabank Inverlat
- Became the first bank in Mexico to offer fixed-rate financing on car and housing loans
- Launched new sales and service initiatives in Caribbean and Central American branches
- Expanded our distribution network in Jamaica, Puerto Rico and Costa Rica
- Banco Sud Americano, Chile, once again ranked #1 in customer service in an independent survey. In November 2001, the bank was rebranded Scotiabank Sud Americano

Focus for 2002

- Build profits through growth in revenues and market share
- Continue to invest in technology and sales-focused initiatives
- Increase profitability, productivity and market share of our Mexican subsidiary, Grupo Financiero Scotiabank Inverlat

SCOTIA CAPITAL

Scotia Capital's recognized strengths in global corporate and investment banking include structured and syndicated lending, corporate debt and equity underwriting, mergers and acquisitions, derivatives, fixed income, foreign exchange, and precious metals. Our goal is to be a top-ranked, full-service provider – at least in the top three for all products in Canada, and a leader in niche products in global markets.

2001 Highlights

- Ranked globally by *Euromoney* as the #1 Canadian bank for overall debt arranging
- Ranked in *Euromoney's* 2001 Global Foreign Exchange Poll as the top Canadian bank
- Rated as the #1 investment dealer in market share in the Canadian fixed income market by a leading consulting and research firm
- Ranked as the #1 asset-backed securities underwriter (source: Dominion Bond Rating Service)
- Ranked as the #1 Canadian bank – and in the top 10 overall – in U.S. syndicated lending (by volume on an agent-only basis), as reported by Loan Pricing Corporation as of October 31, 2001

Focus for 2002

- Given the capital-intensive nature of the business, maximize return on equity
- Reorient U.S. operations – including enhancing and expanding our product capability, particularly with credit-related products
- Continue to build strong industry specialization in Canada, the U.S. and Europe


ALBCHEM

Adaptability. Flexibility.



Across Canada, Retail and Commercial Banking serves individuals, small business owners and commercial clients, whose financial needs are as unique as the customers themselves.

Finding solutions to our customers' financial needs is part of what we do every day. Albchem Industries Ltd. became a client of the Scotiabank Commercial Banking Centre in Edmonton, Alberta, in 1995. Since then, the Bank has played a valuable role in the evolution of the company. In 1996, Scotiabank provided a creative financing solution that helped Albchem complete a management buyout. A year later, the company expanded its plant. Now, Albchem is

Retail & Commercial

Customer satisfaction hinges on our ability to build relationships with our customers and help them reach their financial goals. We're doing that by providing expert advice, innovative financial solutions, choice and convenience.


Want to simplify yo business ba

Teamwork.



building a new manufacturing facility in southwestern Manitoba – once again with Scotiabank's help. "With the tremendous support of Scotiabank, Albchem has achieved many goals that are unattainable for most start-up companies," say Albchem's President, Kevin Kohler, and Chief Financial Officer, Bob Wilson.

(Main photo, from left: Kevin Kohler, Scotiabank's Ken Kalansky and Bob Wilson.)

At Scotiabank, we're applying leading-edge technology to improve service and maintain our industry-leading customer satisfaction ranking. For example, we're Web-enabling our products and services so customers can carry out their business with us over the Internet. We're also adding new self-service functionality by expanding the capacity and capabilities of our call centres. And in branches across Canada, we're developing a team of skilled and knowledgeable people who are committed to helping our customers become better off financially.

(Centre, left: Lisa Barbour, Mark Johnson, Pina Figura and Greg O'Brien, St. George's Square branch, Guelph, Ontario.)

Understanding our customers' goals and objectives is an important factor in building long-standing relationships. Dr. Michael Barry has been a Scotiabank customer much of his life. Since his days as a student in medical school, Dr. Barry has tapped the products, services and expertise of the Scotiabank Group to help him and his family achieve their financial goals. From a mortgage for their first home, to products and services tailored to his professional career as a radiologist and, more recently, online trading so he can invest for his children's education and his own eventual retirement, Dr. Barry is looking for convenience and service. "I want to be able to do my banking and investments quickly, easily and without any hassles," Dr. Barry says. "Scotiabank delivers."

(Above, right: Dr. Michael Barry.)

Wealth Management

Scotiabank's Wealth Management professionals are committed to providing a broad range of advice, products and services to help clients achieve financial success.


Scotia Securities
Investing for the long term

Managing people's wealth is a very personal business – one in which relationships are established and maintained by providing professional advice and customized financial solutions that reflect each client's individual needs.

Scotiabank has moved toward a much more customer-focused concept of retail brokerage. Some full-service brokerage clients look to their ScotiaMcLeod investment executive for investment recommendations and completion of their transactions. Other investors, such as Dr. Arthur Shears, prefer to make their own investment decisions and use Scotia Discount Brokerage's convenient online or telephone trading services. "As I learned more about investing, I realized I could do a lot of the decision making myself," says Dr. Shears, who was one of Scotia Discount Brokerage's first clients in Atlantic Canada – and has been a Scotiabank customer since opening his first bank account at the age of seven. Yet, more and more, clients are looking for a brokerage service that combines the advantages and convenience of full-service and online brokerage. ScotiaMcLeod's market-leading *i*:Partner service does exactly that – offering access to research, as well as the option of trading through a broker or over the Internet – all from the same account.
(Main photo: Dr. Arthur Shears.)

Not everybody has the time, expertise or inclination to manage their own investments. Arroll Stewart knows the business of kitchen and bathroom renovation inside out as the owner of a small business. But when it comes to her investment portfolio, she says the wisest choice she made was to allow professional portfolio managers at Scotia Cassels Investment Counsel to make the all-important financial decisions, especially during the days of the high-flying tech stocks. "Scotia Cassels has done an excellent job of preserving my capital," she says. "It's something I'm not tampering with because they've done such a good job for me."
(Below, left: Arroll Stewart.)

Then there's the complicated matter of how to structure your estate and who to name as beneficiaries. At a Scotiatrust seminar on wills and estate planning, Rosamund and Dr. Michael Goldberg discovered there was a multitude of things they never realized they had to consider. "It was a great relief to be able to deal with all this on a professional level," Dr. Goldberg says of the couple's decision to seek Scotiatrust's help on matters of estate and will planning and to appoint Scotiatrust as executor of their estate. "We consider this a gift to our children. We have the satisfaction of knowing we're leaving our affairs in order as best we can."
(Below, right: Dr. Michael and Rosamund Goldberg.)



Total solutions.



Professional advice.



Local Expertise.

In most countries, our customers think of us as a local bank. Almost 22,000 employees of Scotiabank and our affiliates in the Caribbean, Latin America and Asia are committed to helping customers meet their financial goals with knowledgeable advice and innovative products and services.

In Mexico, a new name – Scotiabank Inverlat – new products and an aggressive advertising campaign are raising the profile of Scotiabank's Mexican banking subsidiary, winning new customers and increasing business. In 2001, Scotiabank Inverlat introduced fixed-rate car loans and mortgages at the lowest rates in the marketplace in several years, attracting new customers and building the bank's share of these lending markets. The bank is also expanding relationships with its commercial customers, particularly those who can benefit from the Scotiabank Group's international expertise to expand their businesses. Casa Cuervo is Mexico's leading manufacturer of tequila and has expanding global operations in more than 90 countries around the world. The company looks to Grupo Financiero Scotiabank Inverlat as its principal provider of financial services, including traditional credit, capital market financing and a broad range of cash management services.

(Main photo: Scotiabank Inverlat's Leticia Diez de Bonilla [left] and Alejandro Mercado Gasca [right], with Casa Cuervo's Amador de Carvalho Nogueira and Javier García César.)

In the Caribbean and Central America, International Banking is expanding – opening new branches, adding more ABMs, and improving the availability of debit point-of-sale, as well as telephone

Scotiabank gives customers a global reach unequalled by other Canadian banks. As one of only a handful of banks worldwide with such an extensive network of retail and commercial branches, we provide our customers with a distinct advantage: access to the expertise and services of a large, global bank with more than a century of international experience.



Global Strength.



banking in both English and Spanish. We're also investing extensively in our people, technology and products to strengthen and expand relationships with our existing customers and attract new ones. Sales-focused initiatives are allowing branch staff to spend more time with their customers. And we're also introducing new services and products – such as ScotiaLine, a relationship-building personal lending service that maximizes spending flexibility and convenience for high-value customers.

(Above, left: Manager Anthony Shaw, Eulando Humphrey and Pat Nurse of the Bridgetown branch in Barbados.)

The Scotiabank Group in Asia is helping companies large and small expand their businesses and, in many cases, global presence. LG Group, one of Korea's largest multinational conglomerates, is a long-standing customer of Scotiabank's branch in Seoul. When LG entered into two joint ventures with another multinational corporation, the Scotiabank Group acted as senior arranger in the syndicated financing. LG is also tapping Scotiabank's global capabilities: in Mexico, Scotiabank Inverlat is financing the business of Monterrey-based LG Electronics.

Ramatex Group, a company listed on the Kuala Lumpur Stock Exchange and Malaysia's only fully integrated textile manufacturer, is utilizing a US$135 million transferable loan facility, arranged by Bank of Nova Scotia Berhad in Kuala Lumpur, to expand its operations in Malaysia, China and Namibia. From there, Ramatex plans to grow its business by exporting to the world's two most important textile and garment markets, the United States and European Union.

(Above, right: Sung Huh of LG Electronics Inc. [left] with Henry Yong and Y.K. Rim of Scotiabank's Seoul, Korea, branch.)

Scotia Capital

Scotia Capital's global corporate and investment banking operations offer corporate, government and institutional clients a full range of integrated financial solutions in Canada, and serve selected markets in the United States and Europe.


Most
Excellent


Sun
Life Financial

Building a new world

Scotia Capital's specialized expertise and innovative, customized financial solutions help clients address their business challenges in the constantly changing world of global financial and capital markets. Scotia Capital's efforts on behalf of its clients have earned the firm a position of leadership in several areas of specialization.

Scotia Capital was recently rated the #1 investment dealer in the Canadian fixed income market by a leading consulting and research firm. This performance is the result of several carefully targeted initiatives over the past three years. Integration of the fixed income and derivatives operations has allowed Scotia Capital to better understand and meet client needs. The sales, trading and research groups work collectively as a team on the development of profitable client relationships. And, finally, specialized management information systems carefully monitor and track performance.

(Main photo, from left: Michael Durland, John Madden and John Schumacher of Scotia Capital.)

Marriott International, Inc. is a leading global hospitality company with successful brands covering a broad array of hospitality industry segments. By applying a team approach to leverage the capabilities of several specialty groups within Scotia Capital, we were able to provide Marriott International with a number of significant financial solutions in 2001. Scotia Capital acted as joint lead arranger for Marriott's US$1.5 billion senior credit facility, led a premier Ritz-Carlton project financing in Las Vegas, and acted as co-arranger on project financing for Marriott's Grande Lakes project in Orlando, Florida – the largest non-casino hotel project financing completed in recent years. Other customized solutions included securitizing time share receivables for Marriott's vacation club subsidiary and implementation of risk management tools. As well, we added a number of Marriott hotels to a long list of Global Cash Management



# of relationships.

customers of the Scotiabank Group in Canada, the Caribbean and Latin America.

(Above, left: Marriott International is a key client of Scotia Capital – a worldwide relationship dating back more than 30 years.)

Expertise and innovation serve our clients well. When Canada's Sun Life Financial decided to acquire two units of U.S.-based Liberty Financial, the company faced a challenge: how to raise the necessary capital in one of the most volatile markets in years. Having issued Scotia BOOMS in 1997, the first tax-deductible preferred shares for Canadian financial institutions, Scotia Capital was in a position to successfully structure a similar solution for Sun Life Financial. A new securities product, Sun Life ExchangEable Capital Securities (SLEECS), was created, providing Sun Life Financial with a low-cost financing alternative. These securities are unique, since they can be treated as equity for regulatory reporting purposes, while being treated as debt by tax authorities. With Scotia Capital acting as lead manager, Sun Life Financial raised $950 million, making this the largest innovative Tier 1 capital issue by any Canadian institution.

(Above, centre: a unique securities product provided Sun Life Financial with capital for acquisitions.)

When DONCASTERS plc, one of the world's leading suppliers of precision cast, forged and machined airfoils for gas turbines, sought to improve shareholder value by seeking an acquirer, Scotia Capital's London-based Acquisition and Leveraged Finance team actively solicited private equity firms that had an interest in making a bid. With an excellent knowledge of the business and the European financial markets, Scotia Capital was able to provide structured debt financing, create high-yield opportunities, and advised and executed an interest rate hedging strategy for the client.

(Above, right: DONCASTERS plc benefited from the expertise of Scotia Capital's Acquisition and Leveraged Finance team.)


Welcome
Log on to Scotia OnLine Internet Banking
Financial Information
Investment Information
What's New
Connect to www.scotiabank.com

Security. Innovation.

For consumers, Scotiabank is introducing a broad range of innovative technology to transform our delivery channels, products and services. For businesses, we are developing integrated e-commerce solutions and business banking products.

In a Canadian banking "first," Scotiabank teamed up with Rogers Cable Inc. to offer Ontario customers Internet access to financial services through their television sets – without any need for a personal computer. A simple click on a wireless keyboard lets Scotiabank customers switch from watching television to doing their banking from a menu customized for Scotiabank. In addition to account information, other services available through WebTV will include fund transfers, bill payments and product rate information.

(Main photo, from left: Electronic Banking's Steve Petroff and Anna DiVittorio helped bring WebTV to Scotiabank customers.)

Technology

Doing business with Scotiabank is getting easier for businesses and individuals alike. Business customers can set up a merchant VISA account by phone, do their banking over the Internet – even buy office supplies online through www.scotiabank.com. We are continually seeking out leading-edge technologies that offer our customers security, choice and convenience.


Start banking
and trading online.
Scotiabank

Convenience.






SCOTIACARD
453 6055 123 456 789

Customer convenience is the key to the new Scotia OnLine Financial Services Web portal for retail banking and small business customers. A first among Canadian banks, it provides customers with a total view of their personal balance sheet – day-to-day banking, investments and borrowing – all accessible from a single, convenient home page. Customers can also open accounts, apply for credit and buy investments, and access a wealth of financial planning tools.

(Above, left: Jennifer Campbell and Simon Pace-Bonello of Ontario's Scarborough Town Centre branch demonstrate Scotia OnLine.)

Scotiabank is a leader in wireless financial services. At Scotiabank and our e-commerce subsidiary, e-Scotia, we are committed to developing the latest technologies available in order to offer Canadians more choice and convenience than ever before. Wireless customers with microbrowser-enabled devices can access Scotiabank personal banking and brokerage services through a wide range of carriers across Canada – letting them pay bills, check account balances, transfer funds between accounts, and get real-time quotes and market indices.

(Above, centre: Scotiabank is a leading provider of wireless financial services in Canada.)

Scotiabank and five of the world's leading financial institutions joined forces in 2001 to establish the first-ever Global ABM Alliance, aimed at creating innovative financial services for international travellers. More than 36 million people now have free access to over 20,000 member cash machines on three continents. The alliance is a ground-breaking initiative for global customer service, allowing Scotiabank to work with some of the world's biggest banks to offer our customers improved access to financial services on a global scale.

(Above, right: ScotiaCard holders have free access to cash machines of alliance members in Australia, France, Germany, the United Kingdom and the United States.)

Community involvement is not just something we talk about. It's an important part of the way we live, work and do business every day. In 2001, total donations and sponsorships in Canada and around the world exceeded $20 million.


COMMUNITY PROGRAMS
SCOTIA EMPLOYEE VOLUNTEER PROGRAM
TEAM SCOTIA COMMUNITY PROGRAM



Community

Scotiabank's community efforts are focused on education, health, social services and the arts and culture. In addition to corporate donations and sponsorships, thousands of Scotiabank employees contribute their time, expertise and funds to organizations that make a difference in their communities. Here, we highlight a few of the countless examples of community caring.

Many of the programs Scotiabank supports are focused on increasing knowledge and empowerment. In October 2001, the Bank committed $375,000 to the research, development and implementation of a national Aboriginal Economics of Staying in School (ESIS) program to help Aboriginal students in Grade 9 understand the importance of education and how it affects their future. The program will be delivered by Junior Achievement in more than 100 communities across Canada. Scotiabank also donated $100,000 to the "Beyond our Walls" campaign at Trent University in Peterborough, Ontario. The money will help fund the First Peoples House of Learning – a place within the university where individuals can learn in the context of Aboriginal traditions, languages and values.

(Above, left: Michele Baptiste, Scotiabank's National Manager, Aboriginal Relations.)

The Scotiabank Dance Centre in downtown Vancouver officially opened on September 6, 2001, a visible expression of Scotiabank's support of the arts in Canada. It is the largest dance facility in western Canada, and the first in Canada to bring together under one roof combined dance companies for multi-disciplined dance arts. The Bank donated the land for





involvement

the centre, the site of a former Scotiabank branch, and also contributed funding towards construction and outfitting the interior – a total donation valued at $1.4 million.

(Above, centre: a dancer practices at the new Scotiabank Dance Centre.)

At the Scotiabank Group, we encourage our employees to become active in their communities, too. We are particularly proud of our Scotia Employee Volunteer Program and Team Scotia Community Program. Both were established to recognize the important contributions our employees make to their communities through donations of time and money. Whether it's holding bake sales, raffles or barbecues to raise money for a local cause, taking part in a run or slo-pitch tournament to help keep alive Terry Fox's dream of a cure for cancer, or responding quickly to an urgent appeal for food by a food bank, our employees' efforts touch individuals and families – in Canada and around the world – providing assistance and showing we care.

(Main photo: Howard Jones and his nephew, Derek Henderson, participated in the 2001 Terry Fox Run.)

Three years ago, the staff of Scotia Capital's Global Trading unit took 72 children of the eastern Tanzanian village of Lipangalala under their wing. Through Foster Parents Plan of Canada, the staff help provide for the children's well-being and education. Last year, the Scotiabank Group raised $90,000 to build a school in the region. Thanks to these ongoing fund-raising efforts half a world away, Lipangalala may soon have another school as well.

(Above, right: Lipangalala students.)



Scotiabank
Scotia Plaza
King Street West
Toronto, Ontario
Canada M5H 1H1
Tel: (416) 866-6161
Fax: (416) 866-3750
E-mail: email@scotiabank.com

PUBLIC AND CORPORATE AFFAIRS
Tel: (416) 866-3925
Fax: (416) 866-4988
E-mail: corpaff@scotiabank.com

INVESTOR RELATIONS
Tel: (416) 866-5982
Fax: (416) 866-7867
E-mail: investor.relations@scotiabank.com

ANNUAL REPORT
For copies of the annual report
and other financial reports:
Tel: (416) 866-3925
Fax: (416) 866-4988
E-mail: corpaff@scotiabank.com

OFFICE OF THE OMBUDSMAN
King Street West
Toronto, Ontario
Canada M5H 1H1
Tel: (416) 933-3299; 1-800-785-8772
Fax: (416) 933-3276
E-mail: ombudsman@scotiabank.com

www.scotiabank.com

Scotiabank™

IMPORTANT INFORMATION FOR SHAREHOLDERS

82-132

Notice of the

170th Annual Meeting of Shareholders

& Management Proxy Circular

March 5, 2002

File #82-132.

Scotiabank™

Table of Contents

Notice of Meeting

Management Proxy Circular

Part I — **Voting**

Who Can Vote 1
Voting in Person 1
Voting by Proxy 1
Non-registered Holders 2
Votes Required for Approval 3
Solicitation of Proxies 3

Part II — **Business of the Meeting**

Financial Statements 3
Election of Directors 3
Appointment of Auditors 6
Shareholders' Proposals 6

Part III — **Corporate Governance**

Statement of Corporate Governance Practices 6

Part IV — **Compensation and Other Information**

Compensation of Directors 10
Executive Compensation 11
  Summary Compensation Table 11
  Stock Options 12
  Retirement Benefits 13
  Human Resources Committee Report 13
Share Performance Graph 16
Indebtedness of Directors and Executive Officers 17
Directors' Approval 19

Appendix 1

Proposals Submitted by Shareholders 20

Please Note: Registered shareholders receive a form of proxy enclosed in this package. This form can be used to vote your shares if you cannot attend the shareholders' meeting; see *"Voting by Proxy"*. Others, see *"Non-registered Holders"*.

Scotiabank

NOTICE OF 170TH ANNUAL MEETING OF SHAREHOLDERS

The Annual Meeting of Shareholders of The Bank of Nova Scotia will be held

on **Tuesday, March 5, 2002**

at **9:30 a.m. (Pacific Time)**

at **The Westin Bayshore Resort & Marina**
1601 Bayshore Drive
Vancouver, British Columbia

for the following purposes:

- to receive the financial statements for the fiscal year ended October 31, 2001, and the Auditors' Report on the statements;
- to elect directors;
- to appoint auditors;
- to consider certain proposals submitted by shareholders (included in Appendix 1 of the attached management proxy circular); and
- to transact such other business as may properly be brought before the Meeting.

As of the record date, January 15, 2002, there were 504,854,800 common shares of the Bank eligible to cast one vote per share at the Annual Meeting.

If you cannot attend, you are encouraged to complete the proxy form to be returned in the enclosed envelope or by fax to 416-981-9803 or 1-888-665-5666. **Proxies must be received by the Bank's transfer agent, Computershare Trust Company of Canada, at 100 University Avenue, 9th floor, Toronto, Ontario, Canada M5J 2Y1, not later than March 4, 2002.**

By order of the Board

George E. Whyte
Senior Vice-President
General Counsel and Secretary

Toronto, Ontario
January 15, 2002

NOTE: IF YOU WISH TO RECEIVE INTERIM (QUARTERLY) FINANCIAL STATEMENTS BY MAIL DURING 2002, YOU MUST COMPLETE AND RETURN THE ENCLOSED REQUEST. IF YOU DO NOT RETURN THE REQUEST, INTERIM FINANCIAL STATEMENTS WILL NOT BE SENT TO YOU.

THE BANK OF NOVA SCOTIA

MANAGEMENT PROXY CIRCULAR

All information is as of December 31, 2001, unless otherwise indicated.

This Management Proxy Circular is furnished in connection with the solicitation by the management of The Bank of Nova Scotia (the "Bank") of proxies for use at the Annual Meeting of Shareholders of the Bank (the "Meeting") to be held at the time and place and for the purposes set forth in the attached Notice of Meeting.

Part I — VOTING

WHO CAN VOTE?

One Vote Per Share

January 15, 2002 is the record date to determine the shareholders who are entitled to receive notice of the Meeting.

Except for some restrictions as described below, each shareholder is entitled to one vote for each common share registered in his or her name as of January 15, 2002. If a shareholder transfers some common shares after that date to someone else, and that person becomes a registered shareholder of the Bank, the new shareholder may vote the transferred shares at the Meeting, provided he or she has asked the Bank's transfer agent, Computershare Trust Company of Canada, to include his or her name in the list of shareholders. This request must be made at least ten days before the Meeting.

As of December 31, 2001, there were 504,768,104 common shares of the Bank outstanding.

Under the Bank Act, no person or entity, together with entities controlled by them, may own more than 10% of any class of shares of the Bank without the approval of the Minister of Finance. To the knowledge of the directors and officers of the Bank, no person or entity owns or exercises control or direction over shares carrying more than 10% of the votes attached to the Bank's issued shares of any class.

Voting Restrictions

The Bank Act restricts the voting rights of the Bank's shareholders in certain ways. Shares cannot be voted, either in person or by proxy, if they are held in contravention of the Bank Act, or if they are beneficially owned by the Government of Canada, or a province, or the government of a foreign country or any political subdivision of that country, or any agency of those entities.

For more information about voting rights, contact the Secretary of the Bank.

VOTING IN PERSON

Registered shareholders who attend the Meeting in Vancouver on March 5, 2002 can cast one vote for each common share held (with the exceptions described above) on resolutions put before the Meeting.

VOTING BY PROXY

If you do not come to the Meeting, you can vote by appointing someone who will be there as your proxyholder. You can either tell that person how you want to vote, or let him or her choose for you.

What Is a Proxy?

A proxy is a document that authorizes someone else to attend the Meeting and cast the votes for a registered shareholder. Enclosed in this package is a proxy form for the Bank's Annual Meeting this year. Use it to appoint a proxyholder. (You can also use any other legal proxy form.)

Appointing a Proxyholder

Your proxyholder is the person you appoint to cast your votes for you. You can choose anyone you want to be your proxyholder; it does not have to be another shareholder. Just fill in the person's name in the blank space provided on the enclosed proxy form.

If you leave the space in the proxy form blank, the persons designated in the form are appointed to act as your proxyholder. The persons designated in the form are directors of the Bank.

Your proxy authorizes the proxyholder to vote and otherwise act for you at the Meeting, including any continuation after adjournment of the Meeting.

If you vote on the issues listed by marking the appropriate boxes on the proxy form, your shares will be voted as instructed. If you do not mark any boxes, your proxyholder can vote your shares as he or she sees fit (see "Your Proxy Vote").

To record your vote, you must return the signed proxy by March 4, 2002, to the Toronto office of the Bank's transfer agent, Computershare Trust Company of Canada, at

100 University Avenue, 9th floor
Toronto, Ontario M5J 2Y1
or fax to 416-981-9803 or 1-888-665-5666.

Changing Your Mind

If you want to revoke your proxy after you have delivered it, you can do so any time before it is used. You or your authorized attorney must state clearly, in writing, that you want to revoke your proxy, and deliver this document to one of these addresses:

The Bank of Nova Scotia Executive Offices
44 King Street West
Toronto, Ontario M5H 1H1
Attention: George E. Whyte
Senior Vice-President, General Counsel and Secretary
Fax: 416-866-5090

OR

The Bank of Nova Scotia Head Office
1709 Hollis Street
Halifax, Nova Scotia B3J 3B7
Attention: Joe Brandt
Senior Vice-President, Atlantic Region
Fax: 1-877-841-9920.

The proxy can be revoked if a revocation is received by (or on) the last business day before the day of the Meeting (or of the continuation after adjournment), or deposited with the Chairman of the Meeting on the day of the Meeting (or of the continuation), or in any other way the law permits.

If you revoke your proxy and do not replace it with another that is deposited with the Toronto office of the Bank's transfer agent, Computershare Trust Company of Canada, on or before the deadline (March 4, 2002), you can still vote your shares, but must do so in person at the Meeting.

Your Proxy Vote

If you have filled out and signed your proxy correctly (exactly as your name appears on the label on the proxy form), and delivered it to the transfer agent by the deadline, then your proxyholder can vote for you at the Meeting. If you have specified on the proxy form how you want to vote on a particular issue (by marking FOR, AGAINST, or WITHHOLD), then your proxyholder must vote your shares accordingly on that ballot.

If you have NOT specified how to vote on a particular issue, then your proxyholder can vote your shares as he or she sees fit; and if you have appointed the persons designated in the form of proxy as your proxyholder, unless otherwise specified, your shares will be voted at the Meeting as follows:

- **FOR the election as directors of the nominees whose names are set out in this proxy circular;**
- **FOR the appointment of KPMG LLP and PricewaterhouseCoopers LLP as auditors; and**
- **AGAINST the shareholders' proposals described in Appendix 1.**

For more information on any of these issues, see Part II, "Business of the Meeting." If any amendments are proposed to the matters described in the Notice, or if any other matters properly come before the Meeting, your proxyholder can vote your shares as he or she sees fit. The Notice includes all the matters to be presented at the Meeting that are known to management as of this date.

Confidentiality

All proxies are considered confidential and will be returned to the Bank's transfer agent, Computershare Trust Company of Canada. The agent's Stock Transfer Services division will count the proxies and tabulate the results which will be verified by the Meeting's scrutineers. The agent will refer a proxy to the Bank if it has a comment intended for the Bank's management on it, or in connection with applicable legal requirements.

NON-REGISTERED HOLDERS

Non-registered holders (with shares registered in the name of an intermediary, such as a securities broker, clearing agency, financial institution, trustee, custodian, etc.) should follow the directions of their intermediaries with respect to the procedures to be followed for voting. Generally, intermediaries will provide non-registered holders with either: (a) a request for voting instructions; or (b) a proxy form executed by the intermediary but otherwise uncompleted.

VOTES REQUIRED FOR APPROVAL

All of the matters to come to a vote at the Meeting, as described in the attached Notice of Meeting, can be approved by a simple majority (if more than 50% of the votes that are cast are in favour).

SOLICITATION OF PROXIES

The Bank's management requests that you sign and return the proxy form to ensure your votes are exercised at the Meeting.

The Bank will pay the cost of proxy solicitation, which will be primarily by mail. However, proxies may also be solicited by telephone, in writing or in person by employees of the Bank or Computershare Trust Company of Canada. The Bank may also use the services of agents at nominal cost.

Part II — BUSINESS OF THE MEETING

FINANCIAL STATEMENTS

The consolidated financial statements for the year ended October 31, 2001 are included in the Annual Report, which has been mailed to shareholders with this Notice and Management Proxy Circular.

ELECTION OF DIRECTORS

The number of directors to be elected at the Meeting is 20. The term of office of each director expires at the close of the next Annual Meeting of shareholders following the election of the director.

The Proposed Nominees

The following are the nominees proposed for election as directors of the Bank. All are currently directors of the Bank. Two directors are not standing for re-election.

Unless otherwise instructed, the persons designated in the form of proxy intend to vote FOR the nominees listed below. If, for any reason at the time of the Meeting, any of the nominees are unable to serve, and unless otherwise specified, it is intended that the persons designated in the form of proxy will vote in their discretion for a substitute nominee or nominees.

Table 1 — Slate of Director Nominees

NAME & PLACE OF RESIDENCE	PRINCIPAL OCCUPATION	AGE	DIRECTOR SINCE	COMMON SHARES OWNED, CONTROLLED, OR DIRECTED (1) AND DEFERRED STOCK UNITS (DSUs)(4)	CURRENT COMMITTEES (2)	MEETINGS ATTENDED (3)	
						BOARD (TOTAL 9)	COMMITTEES (TOTAL 28)
Lloyd I. Barber, C.C., S.O.M., LL.D., Ph.D. Regina Beach, Sask.	President Emeritus, University of Regina (Dr. Barber is closely linked with the Saskatchewan community and is a Director of a wide variety of Canadian corporations.)	69	Sept. 1976	30,000 shares	A, CR, P	9 of 9	A – 5 of 5 CR – 2 of 2 P – 2 of 2 1 RA
Bruce R. Birmingham Oakville, Ont.	President, The Bank of Nova Scotia	60	Sept. 1992	82,245 shares 28,703 DSUs	P	9 of 9	P – 2 of 2
Ronald A. Brenneman Calgary, Alta.	President and Chief Executive Officer, Petro-Canada (oil and gas industry).	55	Mar. 2000	10,776 shares 1,403 DSUs	A	9 of 9	A – 5 of 5 1 RA
C. J. Chen Singapore	Senior Partner, Rajah & Tann (Advocates and Solicitors)	56	Oct. 1990	14,347 shares	CR, P	5 of 9	CR – 1 of 2 P – 1 of 2
E. Kendall Cork Hillsburgh, Ont.	Managing Director, Sentinel Associates Limited (business and financial consultants)	69	Dec. 1973	24,354 shares 1,532 DSUs	CR, E, P	9 of 9	CR – 2 of 2 E – 11 of 12 P – 2 of 2

NAME & PLACE OF RESIDENCE	PRINCIPAL OCCUPATION	AGE	DIRECTOR SINCE	COMMON SHARES OWNED, CONTROLLED, OR DIRECTED (1) AND DEFERRED STOCK UNITS (DSUs)(4)	CURRENT COMMITTEES (2)	MEETINGS ATTENDED (3)	
						BOARD (TOTAL 9)	COMMITTEES (TOTAL 28)
Sir Graham Day Hantsport, N.S.	Company Director, Chairman, Hydro One Inc., Chairman, Sobeys Inc. and Counsel to Stewart McKelvey Stirling Scales (Barristers & Solicitors). From December 1988 to May 1993, Chairman, Cadbury Schweppes plc (manufacturer of beverages and confectionery)	68	Oct. 1989	21,567 shares 1,986 DSUs	CG, E, HR	8 of 9	CG – 3 of 3 E – 12 of 12 HR – 4 of 4
N. Ashleigh Everett Winnipeg, Man.	President, Royal Canadian Securities Limited (a management and holding company whose principal businesses are Domo Gasoline Corporation Ltd., Bowring Gifts and Royal Canadian Properties Limited)	45	Oct. 1997	4,154 shares 688 DSUs	A	9 of 9	A – 5 of 5
Peter C. Godsoe Toronto, Ont.	Chairman of the Board and Chief Executive Officer, The Bank of Nova Scotia	63	Feb. 1982	83,508 shares 250,499 DSUs	E	9 of 9	E – 12 of 12
M. Keith Goodrich Lake Forest, Illinois, USA	Retired Chairman, Moore Corporation Limited (business information products, systems and services)	66	Aug. 1990	13,646 shares	CG	9 of 9	CG – 3 of 3
Pierre J. Jeanniot, O.C. Canton de Vaud, Switzerland	Director General and Chief Executive Officer, International Air Transport Association (an international organization promoting and facilitating air travel and providing services to airlines)	68	June 1990	10,861 shares	E, HR	8 of 9	E – 10 of 12 HR – 4 of 4 1 RA
John C. Kerr, O.B.C., LL.D. Vancouver, B.C.	Chairman and Chief Executive Officer, Lignum Ltd. (forest products)	57	Mar. 1999	4,395 shares 1,365 DSUs	A	8 of 9	A – 5 of 5 3 RA
The Honourable Michael J. L. Kirby Nepean, Ont.	Member of the Senate of Canada since January 1984.	60	Mar. 2000	1,212 shares 1,394 DSUs	CG	9 of 9	CG – 3 of 3
Laurent Lemaire Warwick, Que.	President and Chief Executive Officer, Cascades Inc. (manufacturer of pulp and paper products, packaging and construction materials and sanitary products)	62	Mar. 1987	3,800 shares	HR	8 of 9	HR – 2 of 4 1 RA
John T. Mayberry Burlington, Ont.	President and Chief Executive Officer, Dofasco Inc. (primary steel products)	57	Mar. 1994	5,185 shares 1,545 DSUs	CG, E, HR	8 of 9	CG – 3 of 3 E – 11 of 12 HR – 3 of 4

NAME & PLACE OF RESIDENCE	PRINCIPAL OCCUPATION	AGE	DIRECTOR SINCE	COMMON SHARES OWNED, CONTROLLED, OR DIRECTED (1) AND DEFERRED STOCK UNITS (DSUs)(4)	CURRENT COMMITTEES (2)	MEETINGS ATTENDED (3)	
						BOARD (TOTAL 9)	COMMITTEES (TOTAL 28)
The Honourable Barbara J. McDougall, O.C. Toronto, Ont.	President and Chief Executive Officer, Canadian Institute of International Affairs (CIIA) (International business). Since Mrs. McDougall's retirement from politics in 1993, she has been a consultant on international business and corporate governance and is a member of several international advisory bodies in the U.S. and Europe.	64	Mar. 1999	1,513 shares 537 DSUs	A	7 of 9	A – 5 of 5
Elizabeth Parr-Johnston, Ph.D. Fredericton, N.B.	President and Vice-Chancellor, University of New Brunswick	62	Oct. 1993	4,810 shares 1,377 DSUs	A	9 of 9	A – 5 of 5
Arthur R.A. Scace, Q.C. Toronto, Ont.	Partner, McCarthy Tétrault (Barristers and Solicitors)	63	Mar. 1997	6,609 shares 1,697 DSUs	A, CG, E	9 of 9	A – 5 of 5 CG – 3 of 3 E – 12 of 12
Gerald W. Schwartz Toronto, Ont.	Chairman and Chief Executive Officer, Onex Corporation (conglomerate – manufacturing and services)	60	May 1999	50,000 shares	HR	8 of 9	HR – 4 of 4
Allan C. Shaw, O.C. Halifax, N.S.	Chairman and Chief Executive Officer, The Shaw Group Limited (manufacturer of residential and construction products, real estate development, and transportation)	59	Sept. 1986	33,362 shares 1,638 DSUs	E, HR	9 of 9	E – 12 of 12 HR – 4 of 4
Paul D. Sobey Kings Head, Pictou County, N.S.	President and Chief Executive Officer, Empire Company Limited (wholesale and retail food distribution)	44	Aug. 1999	8,000 shares 1,181 DSUs	A	7 of 9	A – 4 of 5

Notes:

(1) The information as to shares owned or over which control or direction is exercised has been furnished by the respective nominees.

(2) **Committees:** A-Audit; CG - Corporate Governance; CR - Conduct Review; E-Executive; HR-Human Resources; P-Pension; RA-Regional Advisory. Regional Advisory Committee meetings were held in Vancouver (3), Montreal (1) and Calgary (1).

(3) (a) The number of meetings attended are shown in relation to the number of meetings held during the period of appointment of each director during the fiscal year ended October 31, 2001.

(b) The attendance records of directors who will not be standing for re-election on March 5, 2002, is as follows: Mr. Isadore Sharp - 6 of 9 Board meetings and 3 of 4 Committee meetings; Mrs. Helen Parker - 8 of 9 Board meetings, 4 of 4 Committee meetings and 3 Regional Advisory Committee meetings.

(c) The attendance record of the director who did not stand for re-election at the March 6, 2001 Annual Meeting was as follows: Mr. Ian McDougall attended 3 of 3 Board meetings and 3 of 3 Committee meetings.

(d) Mr. Malcolm Baxter, who served as a director of the Bank from March 1992, retired from the Board effective October 30, 2001. Due to illness, Mr. Baxter was able to attend only one Board meeting during the year.

(e) The Honourable Henry N.R. Jackman, who served as a director of the Bank from September 1997, resigned from the Board effective July 24, 2001. Mr. Jackman attended 6 of 6 Board meetings and 11 of 11 Committee meetings.

(4) The value of deferred stock units is tied to future value of the Bank's common shares. However, deferred stock units do not entitle the holder to voting or other shareholder rights. The Directors' Deferred Stock Unit Plan is described under Compensation of Directors and the Deferred Stock Unit Plan is described in the Human Resources Committee Report.

APPOINTMENT OF AUDITORS

The Bank Act provides that shareholders may appoint two firms of accountants as auditors of the Bank. During the five financial years ended October 31, 2001, PricewaterhouseCoopers LLP (formerly Price Waterhouse) and KPMG LLP served as the Bank's auditors. PricewaterhouseCoopers LLP and KPMG LLP or their predecessor firms have served continuously since 1988 and 1992 respectively and also served during various prior periods.

Management proposes that PricewaterhouseCoopers LLP and KPMG LLP be re-appointed. Unless otherwise specified, the persons designated in the form of proxy intend to vote FOR the appointment of the auditors to act until the close of the next Annual Meeting.

SHAREHOLDERS' PROPOSALS

Attached to this Management Proxy Circular as Appendix 1 are four proposals which two shareholders of the Bank plan to raise at the Meeting. These concern the following issues:

- a study of the appropriateness of maintaining subsidiaries in tax havens;
- retention of shares purchased under stock options;
- independent directors of publicly-traded companies controlled by the Bank;
- restricting repurchase of shares of a publicly-traded spinoff company.

If these proposals are put forward at the Meeting, and unless otherwise specified, the persons designated in the form of proxy intend to vote AGAINST each of these four proposals.

Part III — STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Since the board of directors and management of the Bank believe good corporate governance is essential to the effective, efficient and prudent operation of the Bank's business, they have established an internal control environment with strong corporate governance structures and procedures in place. These structures and procedures comply with the guidelines for corporate governance adopted by The Toronto Stock Exchange (the "Exchange Guidelines").

Scotiabank founded its governance system on an extensive and interrelated network of Board activities and Bank policies. It is supported by strong management supervision, internal audits, external audit by two independent chartered accounting firms and the annual examination by the Office of the Superintendent of Financial Institutions (OSFI).

The Board annually certifies that the Bank adheres to the Canada Deposit Insurance Corporation (CDIC) Standards of Sound Business and Financial Practices. Furthermore, all directors, officers and employees of the Bank must comply with the standards of conduct set out in Scotiabank's Guidelines for Business Conduct.

The Board of Directors

The Board of Directors is comprised of business and community leaders active at regional, national and international levels, providing an important breadth of expertise. The size and composition of the Board reflects the broad geographic reach of Scotiabank's customer base, the communities in which it operates and its international operations. At the fiscal year end, the Bank's Board of Directors numbered 22 members.

A diverse and highly qualified group of directors is critical to the effectiveness of the Board. The Corporate Governance Committee of the Board, which is composed exclusively of outside directors, identifies, evaluates and recommends nominees for directorship. The Committee assesses nominee candidates based on their individual suitability, keeping in mind the size of the Board and the desired diversity of composition.

The Exchange Guidelines recommend that the majority of the Board and of every Board Committee be comprised of unrelated directors. An unrelated director is one who is independent of management and free from any interest and business or other relationship that could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the Bank. Directors who hold management positions (currently, two) and other "affiliated" directors, as defined by the Bank Act, are related directors.

Having considered the relevant definitions in the Exchange Guidelines and the directors having individually considered their respective interests and relationships, it has been determined that the Board has four related directors. The composition of the Board and of each Committee of the Board complies with the Exchange Guidelines.

The Bank has implemented plans designed to encourage directors to apply all or part of their Board fees to acquire the Bank's shares or deferred stock units, to further align interests of directors and shareholders.

The performance of the Board is monitored by the Corporate Governance Committee and the Chairman of the Board. The Board of Directors and the Corporate Governance Committee have been, and continue to be, proactive and diligent in developing and reviewing the Bank's corporate governance structures and procedures.

The Mandate of the Board of Directors

The mandate of the Board of Directors is to supervise the management of the Bank's business and affairs to maintain the strength and integrity of the Bank. In this context, the Board oversees the Bank's strategic direction, its organizational structure and the succession planning of senior management to serve the interests of the Bank, its customers, investors and employees.

Annually, the Board evaluates the Bank's strategy within the financial institutions marketplace. It reviews and approves policies and practices relating to areas of risk management, including credit, capital, foreign exchange, precious and base metals, interest rate, liquidity, securities portfolio, real estate appraisals, derivative products, environmental and country risk. The Audit Committee approves the Bank's internal control policies and the Board is responsible for monitoring the integrity of the internal control system. A comprehensive, annual self-assessment is conducted by the Bank, measuring its adherence to certain core policies and procedures, the results of which are reported to the Board and regulators.

In addition, the Board regularly reviews the performance of the Bank on a consolidated basis, as well as the performance of individual divisions and major subsidiaries. It compares and measures results against previously established and approved plans, against performance in past years and against industry peers.

The Board appoints the Chief Executive Officer and other executive officers, and establishes the appropriate level of compensation.

Specific decisions requiring Board approval are outlined in the Bank Act, as are specific duties of the Board and the Audit and Conduct Review Committees. To assist the Board with its work, other Committees have been established to review in greater depth particular areas of its mandate.

Conflict of Interest Guidelines and Independence

The Bank has adopted measures to promote the independence of the Board, including the appointment of a lead director. Conflict of interest guidelines and procedures for directors and officers have been in place for many years. Board Committees are chaired by outside directors and, when appropriate, Bank officers and individual directors are requested to absent themselves for part of Board or Committee meetings to allow independent discussion of particular items. In addition, the Bank Act contains provisions concerning self-dealing, affiliated directors, and the composition of the Board and certain committees.

The Board has implemented a procedure for a director to engage an outside advisor at the Bank's expense with the authority of the chair of the Corporate Governance Committee. The Corporate Governance Committee has responsibility for reviewing the relationship between management and the Board.

Assessment of Management Performance

The Human Resources Committee assists the Board in assessing management's performance, based on both qualitative and quantitative information. Taken into account are such factors as experience and sustained personal performance, demonstrated leadership ability and the achievement of the Bank's strategic goals.

Specific criteria include: achievement of key profit plan targets (including return on equity, productivity and loan quality targets) and key customer satisfaction goals, and maintenance of a high level of safety and security for customers' deposits, status of the Bank as a superior employer, and high standards of business ethics.

Governance Information for Directors

Upon joining the Board, directors receive information concerning their duties and responsibilities under the Bank Act and other applicable legislation. All directors are provided with a "Corporate and Governance Information" book which is updated annually, and which familiarizes directors with the Board's policies and the Bank's corporate profile and organization. It also describes key business lines and the Bank's corporate governance policies and practices.

Compliance

The role of the Bank's Group Compliance department is to foster and monitor regulatory and policy compliance procedures, in support of the corporate governance environment established by the Board of Directors and the Bank's strong culture of compliance.

The primary responsibilities of Group Compliance include: maintaining the Scotiabank Guidelines for Business Conduct, the Scotiabank Group Compliance Program and infrastructure (including the Group-wide Compliance Network), the Bank Act Legislative Compliance Management System, selected matters dealing with business conduct or customer or investor protection, and other specialized compliance programs, current with industry best practices, evolving market conditions and new business initiatives. The Compliance Network is composed of compliance officers who have specific subsidiary, business line and/or departmental compliance responsibilities.

Communication with Stakeholders

To maintain good communication with various constituencies, the Bank has facilities and mechanisms that allow investors, customers and the general public to obtain information and make enquiries.

Shareholders and investment institutions may direct their questions to the Secretary or Investor Relations department of the Bank. The public can obtain information and communicate with the Bank through the Bank's World Wide Website.

In addition, senior officers meet with members of the investment community each quarter. These meetings are accessible to the public via telephone and the Internet.

Queries from the media and general public are handled by the Bank's Public and Corporate Affairs department.

The Bank has procedures to inform customers about borrowing costs and transaction fees and to respond to customer enquiries and complaints. Generally, comments or complaints are dealt with directly by the branches.

Scotiabank Ombudsman

Unresolved customer complaints are heard and dealt with impartially by the Bank's Ombudsman, who reports directly to the Chief Executive Officer. The Scotiabank Ombudsman has the power to review and make recommendations on all retail and small business customer service decisions made within the Bank.

As a last resort, customers may go directly to the Canadian Banking Ombudsman for an independent review.

Committees of the Board of Directors

There are six standing Committees of the Board and three Regional Advisory Committees. All directors participate in at least one standing Committee and a portion of the membership of each Committee rotates periodically. The majority of standing Committee members are Canadian residents and unrelated directors, as defined in the Exchange Guidelines. The majority of the members of the Audit and Conduct Review Committees are not affiliated, and all members of both Committees are outside directors.

Audit Committee

Chair: Arthur R.A. Scace

Members: Lloyd I. Barber, Ronald A. Brenneman, N. Ashleigh Everett, John C. Kerr, Hon. Barbara J. McDougall, Elizabeth Parr-Johnston, Paul D. Sobey.

The Audit Committee's mandate incorporates requirements under the Bank Act, the Securities Act, OSFI and the CDIC, and includes the following responsibilities:

i) reviewing the annual statements of the Bank and such returns of the Bank as specified by the Superintendent of Financial Institutions;

ii) ensuring that appropriate internal controls are in place and reviewing investments and transactions that could adversely affect the well-being of the Bank; and

iii) meeting with the independent auditors and, similarly, meeting with the Bank's Chief Auditor to discuss the annual statements of the Bank, the returns and relevant transactions and the effectiveness of the Bank's internal control procedures.

The Committee met five times during fiscal year 2001, and the independent auditors and the Bank's Chief Auditor were invited to attend all the meetings. The Committee meets with staff from OSFI to receive its report on the annual examination of the Bank.

Conduct Review Committee

Chair: E. Kendall Cork

Members: Lloyd I. Barber, C.J. Chen, Helen A. Parker.

The responsibilities of the Committee are in accordance with the Bank Act. The mandate includes:

i) reviewing the Bank's procedures for verifying that transactions with related parties of the Bank comply with the Bank Act, reviewing the practices of the Bank to identify any transactions with its related parties that may have a material effect on the Bank's stability or solvency, and establishing criteria for determining whether the value of transactions with related parties of the Bank are nominal or immaterial to the Bank; and

ii) monitoring procedures established by the Board to identify and resolve conflicts of interest, to restrict the use of confidential information, to deal with certain customer complaints and to provide disclosure of information to customers as required by the Bank Act.

Annually, the Board reports to OSFI on the proceedings of the Committee.

The Committee had two meetings during fiscal year 2001, to which the independent auditors and the Bank's Chief Auditor were invited.

Corporate Governance Committee

Chair: John T. Mayberry

Members: Sir Graham Day, M. Keith Goodrich,
Hon. Michael J.L. Kirby, Arthur R.A. Scace.

The Committee's mandate is to enhance the Bank's corporate governance through a process of continuing assessment and adjustment. Further, the members determine suitable candidates for nominees as directors, periodically review the mandates of the Board and its Committees, propose agenda items and content for submissions to the Board and review the relationship between management and the Board.

The Committee met three times during fiscal year 2001.

Executive Committee

Chair and Lead Director: Sir Graham Day

Members: E. Kendall Cork, Peter C. Godsoe,
Pierre J. Jeanniot, John T. Mayberry,
Arthur R.A. Scace, Allan C. Shaw.

Generally, the Committee serves as an advisor to management. The mandate of the Committee is to:

i) advise executive management on highly sensitive or major strategic issues and on special risk situations; and

ii) examine and report to the Board on the public issues facing the Bank and to recommend policies as applicable.

During intervals between Board meetings, the Committee may exercise all of the powers of the Board, subject to the limitations under the Bank Act or as determined by the Board.

There were twelve meetings of the Committee during fiscal year 2001.

Human Resources Committee

Chair: Pierre J. Jeanniot

Members: Sir Graham Day, Laurent Lemaire,
John T. Mayberry, Gerald W. Schwartz, Isadore Sharp,
Allan C. Shaw.

The Human Resources Committee reviews the compensation to be paid to senior executives and senior officers, the general criteria and design of incentive bonus and stock option plans and the distribution of related awards, the senior level organization structure, staffing and succession planning. The Committee also assesses the performance of the Chief Executive Officer, and reviews assessments made of other executive officers.

During fiscal year 2001, the Committee held four meetings.

Pension Committee

Chair: E. Kendall Cork

Members: Lloyd I. Barber, Bruce R. Birmingham,
C.J. Chen, Helen A. Parker.

The Pension Committee monitors and supervises the administration of the Scotiabank Pension Plan and the administration and investment of the Fund maintained in connection with the Pension Plan. Specifically, the Committee considers all amendments to the Pension Plan and approves the Fund's Statement of Investment Policies, Procedures and Guidelines, which it reviews annually. The Committee also recommends to the Board the appointment or removal of the Custodian of the Fund and retains competent professional actuaries and auditors, whose reports are reviewed by the Committee.

There were two Committee meetings during fiscal year 2001.

Regional Advisory Committees

The Regional Advisory Committees have been established in Quebec, the Prairie region and British Columbia/Yukon, and act in an advisory rather than decision-making capacity. These Committees have been established to provide better opportunities for directors residing in particular regions to participate to a greater extent in the Bank's affairs in those regions. The Committees provide advice and counsel of a general nature to local senior management, including matters relating to the acquisition of new business and regional commercial trends. The Committees also review regional forecasts, results and strategies, as well as business development opportunities.

COMPENSATION OF DIRECTORS

In the last fiscal year, the Bank paid its non-employee directors the following:

- a basic payment of $25,000 per year
- a fee of $1,500 for each Board meeting attended (a double fee is paid to directors from out-of-town arriving the day before the meeting)
- a fee of $1,000 for each Committee meeting attended ($2,000 for Committee Chairs).

In addition, members of the Audit, Corporate Governance, Executive and Human Resources Committees received a basic payment of $2,000 per year, and members of the Conduct Review and Pension Committees received a basic payment of $1,000 per year. Directors who are officers of the Bank do not receive fees for serving as directors of the Bank.

Directors are also reimbursed for travel and other expenses they incur when they attend meetings or conduct Bank business.

To encourage share ownership by directors, the Bank has a Directors' Share Purchase Plan. Under this Plan, directors can use some or all of their fees to buy common shares of the Bank at market prices.

To further align the interests of directors with those of other shareholders, under the Directors' Deferred Stock Unit Plan, in lieu of cash, directors may elect to receive all or a portion of their fees as deferred stock units ("DSUs"). A DSU is a bookkeeping entry, with the number of DSUs based on the value of common shares at the time of allocation to the DSU account. Additional DSUs are received as dividend equivalents. DSUs cannot be redeemed for cash until the individual is no longer a director (or officer or employee) of the Bank and affiliates. The redemption value of a DSU is equal to the market value of a common share at the time of redemption, in accordance with the Plan.

The Director Stock Option Plan was approved by shareholders and The Toronto Stock Exchange in 2001. During fiscal 2001, each non-employee director received options to purchase 3,000 common shares of the Bank, excerisable within 10 years at a per share exercise price of $41.90 (being the closing price on the trading day prior to the grant).

EXECUTIVE COMPENSATION

The following table provides a summary of compensation earned by the Chief Executive Officer and the four most highly compensated policy-making Executive Officers during the last three fiscal years.

Table 2 — Summary Compensation Table

		ANNUAL COMPENSATION			LONG TERM COMPENSATION			
					AWARDS		PAYOUTS	
NAME AND PRINCIPAL POSITION	YEAR	SALARY ($)	BONUS ($)	OTHER ANNUAL COMPEN-SATION ($) (3)	SECURITIES UNDER OPTIONS GRANTED (#)	RESTRICTED SHARES OR RESTRICTED SHARE UNITS (RSUs) ($) (4)	LTIP PAYOUT ($) (5)	ALL OTHER COMPEN-SATION ($) (6)
Peter C. Godsoe Chairman & CEO	2001	1,350,000	2,900,000[(1)]	50,074	350,000	38,265.31 RSUs based on $1,500,000	–	1,200
	2000	1,275,000	3,000,000[(1)]	65,593	350,000	–	–	1,200
	1999	1,200,000	1,500,000[(1)]	65,043	350,000	–	2,851,370	1,200
Bruce R. Birmingham President	2001	800,000	1,250,000[(1)]	19,157	190,000	25,510.2 RSUs based on $1,000,000	–	1,200
	2000	750,000	1,200,000	42,394	190,000	–	–	1,200
	1999	700,000	900,000	44,149	190,000	–	1,132,142	1,200
Robert W. Chisholm Vice-Chairman	2001	600,000	742,000[(1)]	23,162	125,000	17,857.14 RSUs based on $700,000	–	1,200
	2000	550,000	800,000[(1)]	20,059	125,000	–	–	1,200
	1999	500,000	500,000	18,865	125,000	–	503,193	1,200
Richard E. Waugh Vice-Chairman	2001	600,000	742,000[(1)]	26,821	125,000	17,857.14 RSUs based on $700,000	–	1,200
	2000	550,000	800,000[(1)]	20,820	125,000	–	–	1,200
	1999	500,000	500,000	21,092	125,000	–	503,193	1,200
W. David Wilson	2001	275,000	9,104,000[(2)]	–	–	–	–	970
Co-Chairman & Co-CEO	2000	275,000	6,804,000[(2)]	–	–	–	–	–
Scotia Capital	1999	250,000	5,272,600[(2)]	–	–	–	–	–

(1) In lieu of payment, Messrs. Godsoe, Birmingham, Chisholm and Waugh each elected in the noted years to allocate 100% of the bonus to receive deferred stock units (DSUs) under the Deferred Stock Unit Plan, based on share prices of $31.60 for 1999, $33.40 for 2000 and $43.55 for 2001, as follows: Mr. Godsoe for 1999, 2000 and 2001 bonus received 47,468.35, 89,820.36 and 66,590.13 DSUs respectively; Mr. Birmingham for 2001 bonus received 28,702.64 DSUs; and Mr. Chisholm and Mr. Waugh for 2000 and 2001 bonus each received 23,952.1 and 17,037.89 DSUs respectively. Additional Units are allocated to reflect notional dividend equivalents. Details of the Plan can be found in the Human Resources Committee Report.

(2) Pursuant to the terms of the awards, payment of $2,703,000 included in the 2001 amount, $1,728,000 included in the 2000 amount and $1,329,450 included in the 1999 amount to Mr. Wilson is deferred and payable as to one-third at the end of each of the subsequent three fiscal years.

(3) Amounts in the Other Annual Compensation column may include director's fees from subsidiaries, imputed interest benefit from loans and/or tax paid on the value of a Bank-provided car, financial planning and/or club memberships.

(4) Restricted Share Units (RSUs) awarded to recognize individual contribution with respect to fiscal 2000 results. The value in the table reflects RSUs valued at the grant date. The RSUs vest in the 35th month after grant and additional Units are allocated to reflect notional dividend equivalents. The aggregate holdings and value of RSUs at October 31, 2001 were: Mr. Godsoe held 39,377.48 RSUs with a value of $1,726,702; Mr Birmingham held 26,251.65 RSUs with a value of $1,151,135; Mr. Chisholm and Mr. Waugh, each held 18,376.16 RSUs with a value of $805,795.

(5) Amounts in the LTIP Payout column represent compensation for fiscal 1993 performance by way of share performance units awarded in that year.

(6) Amounts under All Other Compensation represent the Bank's contribution to the Employee Share Ownership Plan. These officers participate in this plan on the same basis as all other Bank employees. Under this plan, employees can contribute up to the lesser of a specified percentage of salary and a limited dollar amount towards the purchase of common shares of the Bank or deposits with the Bank, with the Bank contributing to the purchase of additional common shares to the extent of 50% of eligible contributions.

Stock Options

The purpose of the Stock Option Plan is to provide selected employees with compensation opportunities that, compatible with shareholder interests, encourage share ownership and enhance the Bank's ability to attract and retain key employees and reward significant performance achievements.

The Plan allows the Bank to grant to employees of the Bank, its subsidiaries and other entities in which the Bank has an investment, options to purchase its common shares. More than 800 employees have received option grants under the Plan. The exercise price of each option will not be less than the closing price of The Bank of Nova Scotia common shares on The Toronto Stock Exchange on the last day traded before the date the option was granted. Under the Rules of the Plan, 25% of the options granted become exercisable one year after the date of grant, and another 25% become exercisable on each subsequent anniversary of the date of grant. All options expire 10 years after they are granted and are subject to early expiration in certain circumstances. Outside of Canada, where local laws may restrict issuance of shares, Stock Appreciation Rights (SARs) have been granted instead of options.

The following table provides details with respect to stock options granted to the Named Executive Officers under the Stock Option Plan during fiscal 2001.

Table 3 — Option Grants in the Last Financial Year

NAME (A)	SECURITIES UNDER OPTIONS GRANTED (#) (B)	% OF TOTAL OPTIONS/ SARs GRANTED TO EMPLOYEES IN FINANCIAL YEAR (C)	EXERCISE OR BASE PRICE ($/SECURITY) (D)	MARKET VALUE OF SECURITIES UNDERLYING OPTIONS ON THE DATE OF GRANT ($/SECURITY) (E)	EXPIRATION DATE (F)
Peter C. Godsoe	350,000	4.48	42.05	42.05	January 19, 2011
Bruce R. Birmingham	190,000	2.43	42.05	42.05	January 19, 2011
Robert W. Chisholm	125,000	1.60	42.05	42.05	January 19, 2011
Richard E. Waugh	125,000	1.60	42.05	42.05	January 19, 2011
W. David Wilson	–	–	–	–	–

The following table provides details of the exercise of options by the Named Executive Officers under the Stock Option Plan during fiscal 2001.

Table 4 — Option Exercises in the Last Financial Year and Financial Year-End Option Values

NAME (A)	SECURITIES ACQUIRED ON EXERCISE (#) (B)	AGGREGATE VALUE REALIZED ($) (C)	UNEXERCISED OPTIONS AT FY-END (#) EXERCISABLE/ UNEXERCISABLE (D)	* VALUE OF UNEXERCISED IN-THE-MONEY OPTIONS AT FY-END ($) EXERCISABLE/ UNEXERCISABLE (E)
Peter C. Godsoe	450,000	14,563,345	1,225,000 875,000	21,581,875 7,599,375
Bruce R. Birmingham	100,000	2,956,000	630,000 470,000	11,270,325 4,081,625
Robert W. Chisholm	175,000	3,532,575	168,750 306,250	1,903,125 2,659,375
Richard E. Waugh	12,975	328,758	435,775 306,250	8,399,445 2,659,375
W. David Wilson	–	–	–	–

* An option is in-the-money at year-end if the market value of the underlying securities at that date exceeds the exercise or base price of the option. The closing price of The Bank of Nova Scotia common shares at October 31, 2001 was $ 43.85.

Retirement Benefits

Officers, including the Named Executive Officers, have the option to participate in a defined benefit pension plan and, upon meeting certain eligibility criteria, to receive a supplemental pension benefit:

(a) Officers are eligible to participate, on either a contributory or non-contributory basis, in a registered defined benefit pension plan (the Pension Plan). This Pension Plan provides benefits based on pensionable service and the average best 60 consecutive months of pensionable earnings (pensionable earnings is generally defined as base salary).

For officers whose current average pensionable earnings is $130,314 or more, irrespective of whether the officer participates on a contributory or non-contributory basis, the following table shows the annual pension payable at retirement – for specified years of pensionable service:

Table 5 — Scotiabank Pension Plan (SPP)

YEARS OF SERVICE	ANNUAL PENSION ($)
15	25,830
20	34,440
25	43,050
30	51,660
35	60,270

(b) Certain officers (not including the Named Executive Officers) participate in a non-registered, unfunded supplemental retirement plan which provides, depending on length of service, a maximum annual pension of 70% of highest three year average salary, inclusive of benefits from the Pension Plan. Payouts under this supplemental plan are contingent upon the officer remaining in the employ of the Bank at least until five years before normal retirement age or until age 55 and the sum of the officer's age plus years of service equals at least 75. If payouts begin prior to normal retirement age, the pension is reduced to reflect the longer payout period.

The following table shows the maximum annual pension payable at normal retirement age from the combination of the Pension Plan and the supplemental retirement plan – for specified salary levels:

Table 6 — Estimated Annual Pension at Normal Retirement Age

REMUNERATION ($)	PENSION ($)
125,000	87,500
150,000	105,000
175,000	122,500
200,000	140,000
225,000	157,500
250,000	175,000
275,000	192,500
300,000	210,000

(c) Individual non-registered, unfunded supplemental pension arrangements are in place to provide certain Executive Officers with an annual retirement income, inclusive of benefits from the Pension Plan, of up to 70% of final base salary plus 70% of average bonus over the best consecutive five years of bonus payout. In particular, individual pension arrangements of this nature are in place for the Named Executive Officers, with the exception of Mr. Wilson who participates in the Scotia Capital Inc. non-contributory pension plan.

Payouts of these supplemental pension benefits are contingent upon the Executive Officer remaining in the employ of the Bank at least until five years prior to normal retirement age. If payouts begin prior to normal retirement age, the retirement income is reduced to reflect the longer payout period. The supplemental pension arrangement provides for a life annuity with an automatic and mandatory spousal survivor pension of 60% of the Executive Officer's pension.

Messrs. Godsoe, Birmingham, Chisholm, Waugh and Wilson have 35, 30, 15, 31 and 30 years of service respectively.

Under the terms of the retirement arrangements, and based on current compensation, estimated annual pension benefits payable at normal retirement age are as follows: Mr. Godsoe – $2,359,000; Mr. Birmingham – $1,262,100; Mr. Chisholm – $835,380; Mr. Waugh – $835,380; and Mr. Wilson – $51,670.

HUMAN RESOURCES COMMITTEE REPORT ON EXECUTIVE COMPENSATION for the fiscal year ended October 31, 2001

The Human Resources Committee sets and implements compensation policy for the Bank's Executive Officers. It works to ensure that overall compensation for Executive Officers is competitive in today's market and allows the Bank to attract, keep and motivate officers who have the relevant skills, knowledge, and abilities.

To accomplish this, the Committee has established five specific goals for Bank compensation policy:

- to attract and retain key personnel;
- to reward executives for achieving strategic corporate objectives;
- to motivate officers to act in the best interests of the shareholders;
- to ensure that Scotiabank's compensation for executive positions is competitive when compared with similar positions in comparable organizations in North America; and

- to encourage talented personnel within the Bank to aspire to executive positions.

The Committee engages two outside consulting firms to ensure that the Bank's compensation is competitive. These consultants compare the compensation packages offered for similar positions in a "comparator" group of companies (companies of similar size and scope). The groups include the larger Canadian banks, certain Canadian and U.S. financial services companies and other large corporate employers who may hire from the same pool of human resources. The Committee is made up of seven of the Bank's directors, none of whom are or have been officers of the Bank. The group met four times during the year and submitted its recommendations to the Board of Directors, including suggested compensation packages for Bank officers.

Executive Compensation

Compensation for executives at the Bank has three parts: base salary, annual incentive bonus and long term incentives.

Base Salary

Every year, the Committee reviews each Executive Officer's salary as compared with the salaries paid in similar positions in the comparator groups. In light of this comparative perspective, the Committee then makes appropriate adjustments based on the officer's experience, performance and leadership.

Annual Incentive Bonus

The Bank has several short-term incentive plans that provide annual bonuses to Executive Officers and employees if, for example, they achieve specific financial results or other goals for the year. The Human Resources Committee is responsible for approving these plans.

The main plans are described below:

Scotiabank Incentive Pay Program

This broad-based plan rewards employees for contributing to the Bank's success. The plan pays bonuses to all eligible employees (who do not participate in another annual incentive plan) based on the Bank's return on equity and their individual performance.

Management Incentive Plan (MIP)

This plan rewards officers – up to and including the Chief Executive Officer – for achieving specific results, both financial and non-financial, that directly increase shareholder value. Bonuses are paid based on a broad range of criteria. Some are quantitative and some are qualitative, but all focus on achieving superior results.

These criteria include:

- achieving profit targets;
- maintaining superior returns on both assets and shareholders' equity;
- meeting productivity and loan loss targets;
- maintaining exceptional customer service and business ethics;
- consistently meeting the Bank's goal of being a superior employer; and
- preserving the highest levels of safety and security, as determined by various regulatory and audit reviews.

The Committee uses these criteria as well as the Bank's performance relative to economic conditions and the performance of the primary comparator group to determine the funding level for the bonus pool. Individual incentive bonuses are based on individual and business unit contribution to the Bank's success.

Deferred Stock Unit (DSU) Plan

This plan provides compensation opportunities that link the interests of senior officers more closely with those of shareholders.

Under the DSU Plan, senior officers may choose to defer up to 100% of their MIP bonus to deferred stock units ("DSUs").

Senior officers decide whether or not to participate in the plan at the start of each fiscal year.

When the MIP bonus awards are determined following the end of the fiscal year, the amount will be converted to DSUs based on the market price of the common shares of the Bank on the Notification Date under the Plan.

The DSUs accumulate additional units based on notional equivalents of dividends on the Bank's common shares. They can be redeemed only when an officer ceases to be a Bank employee and must be redeemed within 12 months thereafter. Their redemption value will be the market value of an equal number of Bank common shares.

Long-term Incentives

Stock Option Plan

Scotiabank's Stock Option Plan links the interests of officers and employees directly with increases in shareholder value by encouraging a long-term focus on business decisions. It also encourages share ownership and enhances the Bank's ability to attract and retain key employees. See Executive Compensation – Stock Options.

Restricted Share Unit (RSU) Plan

This plan provides compensation opportunities that facilitate recruitment and retention and promote alignment of interests between senior officers and the shareholders of the Bank.

Under the RSU Plan, selected senior officers receive an award of restricted share units (RSUs). The RSUs accumulate additional Units based on notional equivalents of dividends on the Bank's common shares. The RSUs vest and are redeemable in the 35th month from the grant date. The redemption value will be the market value of an equal number of Bank common shares.

Scotia Capital

The Scotia Capital short and long-term plans are structured to attract and retain top performers and relationship managers in this highly competitive business and to support the business strategy. Scotia Capital's strategy focuses on client needs and solutions and requires significant teamwork between the relationship management and product functions in order to be successful.

Annual Incentive Plan

The annual bonus plan is designed to focus senior management on maximizing client profitability and return on equity and on creating a culture of teamwork. A single bonus pool is funded based on the profitability of Scotia Capital. While individual awards are discretionary, allocations are based on business unit results, individual contribution and market practice.

Long-Term Incentive Plan

The incentive pool is created based on the profitability of Scotia Capital and can increase based on actual performance against a risk-adjusted return on equity target. Notional units are allocated to selected employees at fiscal year end. Once the pool value is determined, 25% is paid in cash with the remainder invested in Scotiabank common shares that vest in equal parts over three years.

Executive Stock Ownership Guidelines

The Bank has minimum shareholding requirements for its Executive Officers (inclusive of share-based units such as DSUs), proportionate to their base salary and position level, as follows: the Chairman and CEO is required to hold three times his base salary; President and Vice-Chairs two times base salary; and Co-Chair/Co-CEO Scotia Capital, Senior Executive Vice-President and Executive Vice- Presidents one times base salary. The Bank's shareholding requirements contribute to the continued alignment of executive and shareholder interests.

Chairman and CEO Compensation and Corporate Performance

The components of total compensation for the Chairman and CEO, and the manner in which they are reviewed and evaluated by the Committee, are similar to those for other Executive Officers.

Scotiabank recorded another year of record earnings in 2001, despite challenging economic conditions. Net income reached $2,169 million, a year-over-year increase of 13%. This marked the twelfth consecutive year of record operating income. In line with this consistent record of earnings growth, Scotiabank has delivered dividend increases every year over the past decade. In fact, in 2001, the dividend was increased twice – up 24% over last year. In addition, the Bank has strengthened its balance sheet, with its Tier 1 capital ratio reaching 9.3%, an increase of 70 basis points from last year and well above regulatory standards.

Under the leadership of Chairman and CEO Peter Godsoe, the senior management team has positioned the Bank not only for strong results today, but also for continued growth in the future. This has been accomplished by consistently focusing on the Bank's key strengths: executing the fundamentals well in all four core businesses; developing organizational capability; managing expenses effectively; maintaining significant diversification of earnings and risk; and capitalizing on the strength of the Scotiabank Group's excellent team of people worldwide.

Across all businesses, good success has been achieved in improving profitability by building deeper, more profitable relationships with customers and carefully controlling expenses over the past year. Internationally, the Bank has continued to enhance its position as a leading multinational bank, especially in Mexico and certain other high potential markets.

The Bank's ability to execute well was acknowledged in a number of independent studies in 2001. Among these, the research firm, Market Facts, ranked Scotiabank as the best of the major Canadian banks in overall customer satisfaction, and *Banker Magazine*, a U.K.- based industry publication, named Scotiabank "Bank of the year in Canada."

Overall, Scotiabank exceeded virtually all performance goals again in 2001 and was successful in continuing to build long-term shareholder value.

Mr. Godsoe's salary was increased to $1,350,000 to reflect a competitive market position. Based on the Bank's overall performance in 2001, the Committee awarded

Mr. Godsoe an incentive bonus equal to 215% of his base salary. In 2001 Mr. Godsoe was awarded 350,000 options at an exercise price of $42.05, the market price at that time, and 38,265 RSUs.

This compensation package rewarded his contribution to the Bank's overall performance, and was consistent with current practice among comparator groups which include the larger Canadian banks, certain Canadian and U.S. financial services companies and other large corporate employers. Based on research conducted by external, independent compensation consultants, the Committee believes that the total compensation received by Mr. Godsoe was appropriate.

Submitted by the Human Resources Committee:
Pierre J. Jeanniot – Chair

Sir Graham Day	Gerald W. Schwartz
Laurent Lemaire	Isadore Sharp
John T. Mayberry	Allan C. Shaw

SHARE PERFORMANCE GRAPH

The following graph shows changes over the past five-year period in the value of $100 invested in:
(1) Scotiabank's common shares; (2) the TSE Banks & Trusts Total Return Index; and (3) the TSE 300 Total Return Index as of October 31, 2001.

Scotiabank Comparison of 5 Year Total Common Shareholders' Return



Scotiabank
TSE Banks & Trusts Total Return Index (1)
TSE 300 Total Return Index (1)
Dollars
260
240
220
200
180
160
140
120
100
80
1996
1997
1998
1999
2000
2001

For the financial years	1996	1997	1998	1999	2000	2001
Scotiabank	100.00	151.05	160.30	171.67	228.89	237.38
TSE Banks & Trusts Total Return Index[1]	100.00	160.93	154.57	163.65	229.52	226.71
TSE 300 Total Return Index[1]	100.00	124.37	114.69	136.19	183.05	132.78

[1] Scotiabank is one of the listed companies.

The year-end values of each investment shown in the preceding graph are based on share price appreciation plus dividends reinvested.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

Loans to buy Bank shares

The table below shows the outstanding amounts that directors and Executive Officers borrowed from the Bank or its subsidiaries in order to buy common shares of the Bank. The amounts exclude routine indebtedness (see note after Table 8). Executive Officers are the senior officers of the Bank in charge of principal business units and/or performing a policy-making function in respect of the Bank.

As at December 2, 2001, the amount, excluding routine indebtedness, outstanding to the Bank and its subsidiaries for loans to present and former directors, officers and employees in connection with purchase of securities of the Bank totalled approximately $1,907,166.

Table 7 — Indebtedness Under Securities Purchase Program

NAME AND PRINCIPAL POSITION (A)	INVOLVEMENT OF ISSUER OR SUBSIDIARY (B)	LARGEST AMOUNT OUTSTANDING DURING THE FINANCIAL YEAR ENDED OCTOBER 31, 2001 ($) (C)	AMOUNT OUTSTANDING AS AT DECEMBER 2, 2001 ($) (D)	FINANCIALLY ASSISTED SECURITIES PURCHASES DURING THE FINANCIAL YEAR ENDED OCTOBER 31, 2001 (#) (E)
Chairman & CEO:				
P.C. Godsoe (1)	Lender	270,000	270,000	0
Vice-Chairmen:				
R.W. Chisholm	Lender	398,572	383,326	24,208
R.E. Waugh	Lender	399,683	395,217	0
Executive Vice-Presidents:				
S.D. Chrominska	Lender	95,216	91,939	0
S.S. Marwah	Lender	200,000	180,745	14,472

(1) Loans are at prime.

Effective March 1, 2001, the Bank discontinued its reduced rate loan program available to employees. Any loans granted prior to March 1, 2001, are grandfathered until maturity. Prior to March 1, 2001 the Bank had a general loan policy which enabled officers and employees of the Bank and its subsidiaries to borrow funds in order to buy common shares in the Bank. These were demand note loans with an interest rate linked to the dividend yield on common shares of the Bank with a minimum rate of 4% for a maximum term of ten years. Shares purchased with the loan proceeds, sufficient with respect to loan balances, are held in safekeeping until such time as the loan is repaid.

Loans for other purposes

Table 8 shows the outstanding amounts that directors and Executive Officers borrowed from the Bank or its subsidiaries for reasons other than to buy Bank shares. The amounts exclude routine indebtedness (see note after Table 8).

As of December 2, 2001, the amount, excluding routine indebtedness, outstanding to the Bank and its subsidiaries for loans to present and former directors, officers and employees, in connection with other than purchase of Bank securities, was approximately $5,546,780.

Table 8 — Other Indebtedness

NAME AND PRINCIPAL POSITION (A)	INVOLVEMENT OF ISSUER OR SUBSIDIARY (B)	LARGEST AMOUNT OUTSTANDING DURING THE FINANCIAL YEAR ENDED OCTOBER 31, 2001 ($) (C)	AMOUNT OUTSTANDING AS AT DECEMBER 2, 2001 ($) (D)
Chairman & CEO:			
P.C. Godsoe	Lender	89,321	12,454
Vice-Chairmen:			
R.W. Chisholm	Lender	146,227	138,032
R.E. Waugh	Lender	234,519	234,197
Senior Executive Vice-President:			
J.F.M. Crean	Lender	41,067	28,534
Executive Vice-Presidents:			
R.L. Brooks	Lender	28,753	12,844
S.S. Marwah	Lender	222,842	130,315
M.J. Mulligan	Lender	57,505	38,559
R.H. Pitfield	Lender	700,121	349,544

Effective March 1, 2001, the Bank discontinued its reduced rate loan program available to employees. Any loans granted prior to March 1, 2001, are grandfathered until maturity. For mortgages, this grandfathering period will be extended until the next maturity/renewal date. At such time, the mortgage will be renewed at a customer rate.

Employees now qualify for Retail Lending products available to regular customers based on the best customer rate, with the exception of mortgages. Employees requiring mortgage financing will obtain the best customer rate that they are eligible to receive/negotiate, based on their relationship with the Bank.

House and mortgage loans under the Transferred Officer Policy are available on more favourable terms. Under that policy, house loans are available in the Toronto/Vancouver areas for the first $50,000 ($25,000 elsewhere) at interest rates of 1, 2, 3, and 4% for the first, second, third and subsequent years respectively for a term up to 25 years. Loans in excess of that amount are at 4%, subject to the one times salary limit on aggregate preferred rate loans. Mortgages under the Transferred Officer Policy in the Toronto/Vancouver areas provide up to the first $200,000 at 3¼% below customer mortgage rates for the first five years, 2¼% below for the second five year term and 1% below fór the remaining term up to 25 years (in other areas up to $100,000 at 2¼% below, 1¼% below and 1% below regular customer mortgage rates for those periods respectively).

Scotiabank Classic VISA* accounts are available to employees, with interest charged at one-half standard customer rates.

For information purposes only, the following policies were in effect for those loans granted prior to March 1, 2001, and continue to be outstanding:

Eligibility for preferred rate loans was subject to satisfactory performance and customer lending criteria being met (including collateral). Preferred rate loans were subject to assessment of a taxable benefit on the difference between the preferred rate and the deemed rate in accordance with applicable tax legislation.

Interest rates on the loans varied, depending on the purpose. The best rate available to management employees for consumer loans was half the Bank's prime rate, with a minimum of 4%, or prime if less, for a maximum term of five years.

Management employees were eligible for house loans to assist with the purchase of a principal residence. The house policy allowed for a demand loan of up to the lesser of 20% of the purchase price or of the appraised value, to a maximum of $60,000 (this limit of $60,000 was not applicable to loans arranged prior to 1993), at an interest rate of half the Bank's most favourable conventional mortgage rate (1 to 5 year terms), to a minimum of 4% (prior to 1993, fixed at 4%), with a maximum term of 15 years.

Mortgages to finance a principal residence were available to all qualified employees, generally at a rate, which was 1% below the regular customer mortgage rate. Terms varied, at the option of the mortgagor, from 6 months to 7 years and with up to a maximum amortization period of 25 years.

For certain senior officers, the aggregate amount of all loans (including both preferred and customer rates), excluding mortgage loans secured by the employee's principal residence, is two times annual salary.

* Visa Int./Lic. user The Bank of Nova Scotia

NOTE: The foregoing tables exclude routine indebtedness. Routine indebtedness includes: (i) loans to employees, and loans of up to $25,000 to directors and Executive or senior officers, made on terms no more favourable than those made to employees generally; (ii) loans to directors and Executive or senior officers who are full-time employees, if these loans are fully secured by their residence and are not greater than their annual salary; and (iii) loans to people or companies other than full-time employees if they are made on substantially the same terms as available to other customers with comparable credit ratings and involve no more than usual risk of collectibility.

DIRECTORS' APPROVAL

The Board of Directors has approved the contents and the sending of this Management Proxy Circular.



George E. Whyte
Senior Vice-President, General Counsel and Secretary
December 31, 2001
Toronto, Ontario

PROPOSALS SUBMITTED BY SHAREHOLDERS

The following four shareholder proposals and accompanying statements were submitted by two shareholders. The proposals are matters that the shareholders propose to raise for consideration at the Annual Meeting of Shareholders.

Proposal No. 1 was submitted by The Association for the Protection of Quebec Savers and Investors Inc. (APEIQ), 425 de Maisonneuve Blvd. West, Suite 1002, Montreal, Quebec H3A 3G5. The proposal was submitted in French and translated into English by the Bank.

Proposals No. 2 to No. 4 were submitted by Mr. J. Robert Verdun, 29 Bristow Creek Drive, Elmira, Ontario N3B 3K6. They were submitted in English and translated into French by the Bank.

The Board of Directors recommends voting AGAINST these proposals for the reasons set out after each proposal. Unless otherwise instructed, the persons designated in the form of proxy intend to vote AGAINST these four proposals.

PROPOSAL NO. 1

It is proposed that The Bank of Nova Scotia's board of directors, in consultation with the Canadian Bankers Association and the federal government, study the appropriateness of maintaining its subsidiaries in tax havens and report back to the shareholders no later than five months before the 2003 general meeting.

Tax havens are the cancer of the global economy: tax evasion, money laundering, terrorism, criminal activity, illicit transactions, the sheltering of drug money, etc. They pose a constant threat to the legal economy. American author Jeffrey Robinson has revealed the extent to which tax havens are corrupting the world and particularly Canada, which he describes as a *"candy store"* in the eyes of criminal organizations.

Banks are one of the transit points, if not the primary one, for the fruits of the illegal economy. They would be acting as good "corporate citizens", in the best interests of the shareholders, if they took the initiative of undertaking specific measures to counteract the pernicious and noxious effects of the global plague of tax havens.

The Bank's position:

THE BOARD OF DIRECTORS RECOMMENDS VOTING **AGAINST** PROPOSAL NO.1.

While the proposal raises a general question about the appropriateness of tax havens, its explanation focuses solely on illegal activities around money laundering. The two issues are not related.

Tax structures are an integral part of a country's overall economic framework. Various incentives and other tax policies are often established by countries to attract and retain investment and are critical to the competitiveness of local economies. As a result, different rules are commonplace across many jurisdictions, and individuals and corporations will consider these differences with quite legitimate practices of tax planning in mind.

We have extensive international operations, including a very strong, successful and well-respected network throughout the Caribbean. We operate in all these countries – irrespective of tax regimes – essentially as a local bank, in full compliance with national and international laws.

At the same time, tax evasion, laundering the proceeds of criminal activity and terrorist funding are all concerns that the Bank, the Canadian banking industry and the Canadian government take extremely seriously. That's why Scotiabank has always been very aggressive in establishing rigorous policies and procedures for both our domestic and international operations to address these illegal activities.

Therefore, we believe the proposal is unnecessary.

PROPOSAL NO. 2

Half of any shares acquired under options must be held for at least one year.

It shall henceforth be the policy of the Bank to issue stock options under the following restriction: At least 50% of the shares of the Bank that are purchased with stock options must be retained by the purchaser for a minimum of one year.

Shareholder's Explanation:

The primary stated objective of stock options is to enhance the alignment of the option-holder's interests with those of the Bank as a whole, and particularly of its shareholders. When an officer, director, or other insider buys shares under a stock option plan and immediately sells them into the open market, any benefit of alignment is lost. This new policy requiring the phased sale of shares purchased under options ensures that the benefitting individuals continue to have a keen interest in the ongoing success of the Bank. In a typical situation, the option holder can recoup the cost of purchasing the stock under the terms of the option, but must wait a year before reaping a substantial profit. During that year, the individual will be the owner of a substantial number of shares and will be directly affected by fluctuations in market value, clearly in alignment with the interests of the shareholders at large.

The Bank's position:

THE BOARD OF DIRECTORS RECOMMENDS VOTING **AGAINST** PROPOSAL NO.2.

The objectives of the Bank's compensation programs are to attract, retain and motivate exceptional talent in a competitive and global marketplace. Option plans are integral to the Bank's executive and senior officer compensation programs and are assessed and reviewed by the Human Resources Committee based on best practices in the marketplace. This proposal would shift the Bank's program off-market and put the Bank at a significant disadvantage relative to other leading organizations with which we compete for talent.

We also believe the current option plan does help link individual and Bank performance and align shareholder and management interests. When options are granted, they vest over a period of time. In the Bank, only 25% of options granted vest in a given year and in many instances consideration is given on an annual basis to provide options to high performing officers – all of which serves to support this alignment. There are also clearly defined trading windows for employees that serve to reinforce the long-term nature of this compensation. In addition, executive stock ownership guidelines include minimum shareholding requirements.

Taken together, we believe the Bank's total compensation program achieves the right balance, ensuring appropriate incentives for continued strong performance.

PROPOSAL NO. 3

Publicly-traded companies controlled by the Bank shall have a majority of independent Directors.

In any situation where the Bank is the controlling shareholder of a publicly-traded company, the Bank shall ensure that a majority of the Directors are clearly independent of the Bank. The majority of Directors must have no significant connections to the Bank, and must not fall within the legal definitions of "related" or "affiliated".

Shareholder's Explanation:

Offering shares of a company to the investing public is a serious matter that demands the highest standards of fairness and democratic procedure. Regardless of the percentage of voting shares actually held by a controlling corporation, the rights of the public shareholders must be paramount. This policy is essential if shareholders are to have confidence in the integrity of any publicly-traded company that is controlled by the Bank. Justice must not only be done, but it must also be seen to be done! In the absence of obvious assurance of fair corporate governance, individual shareholders are almost certain to discount the value of their investment in any Bank-controlled publicly-traded company, to the detriment of the shareholders of the Bank itself.

The Bank's position:

THE BOARD OF DIRECTORS RECOMMENDS VOTING **AGAINST** PROPOSAL NO.3.

In Canada, there has been a strong focus on developing and establishing the highest corporate governance practices and standards for Canadian businesses, including the issue of board independence.

The Bank Act, for example, has long-standing and very clear criteria for the make-up of the Bank's Board of Directors. In fact, only four of the Bank's 22 current members are "related."

In addition, within The Toronto Stock Exchange guidelines, there are already very specific requirements regarding the independence of directors in a corporation where there is a significant shareholder. These guidelines state:

"...the board should include a number of directors who do not have interests in or relationships with either the corporation or the significant shareholder and which **fairly reflects the investment in the corporation by shareholders other than the significant shareholder."** [emphasis added]

With such well-established guidelines, we believe it is unnecessary to introduce additional requirements applicable to the Bank alone.

PROPOSAL NO. 4

The Bank shall not repurchase any shares of a publicly-traded spinoff company for a minimum of five years after the initial public offering.

In any situation where the Bank creates a new publicly-traded company in which the Bank continues to own more than 20% of the voting shares, the Bank shall make an irrevocable commitment not to repurchase any of the shares sold in the initial public offering (IPO) for a minimum of five years from the date of the IPO, unless such purchases are made at the IPO price plus 0.5% per month for each month that has elapsed since the date of the IPO.

Shareholder's Explanation:

Stock markets are subject to major fluctuations, and five years is the minimum period to fairly test the effectiveness of a new public-traded company. Investors need to have confidence that the Bank will continue to support the independent status of a spinoff enterprise for a period that is long enough for it to survive a recessionary period. This policy is essential if public shareholders are to have confidence in the integrity of any company that is controlled by the Bank. Without such assurance of a sufficient period to grow and prosper, public shareholders are almost certain to discount the value of their investment in the spinoff company, to the detriment of the shareholders of the Bank itself.

The Bank's position:

THE BOARD OF DIRECTORS RECOMMENDS VOTING **AGAINST** PROPOSAL NO.4.

The proposal is neither practical nor in the best interest of the Bank's shareholders. While the Bank has not been confronted by this hypothetical situation, there is little benefit to the Bank's shareholders that could come from restricting executive management's flexibility in taking decisions regarding the initial public offering of shares in any firm that the Bank has an interest in.

The proposal could be detrimental to shareholders if such restrictions resulted in missed opportunities. The arbitrary time frame suggested could also undermine share performance of an investment by limiting the scope of activities available to the Bank when responding to changing circumstances in the marketplace. In addition, there are securities commission regulations already in place to ensure the interest of shareholders are taken into account and addressed fairly in such circumstances.

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